Filed by Exelis Inc.

Commission File No. 001-35228

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Exelis Inc.

Commission File No. 001-35228

2014 Annual and Corporate Responsibility Report

EXELIS

FINANCIAL HIGHLIGHTS

The following table presents historical selected financial data derived from our Consolidated and Combined Financial Statements, which has been adjusted to reflect the spin-off of Vectrus and the related classification of its assets, liabilities, results of operations and cash flows as discontinued operations.

	Year Ended December 31
(In millions, except per share amounts)	2014	2013	2012	2011	2010
Results of Operations
Product and service revenue	$3,277	$3,341	$3,730	$4,054	$4,803
Operating income	397	328	432	430	644
Operating margin	12.1%	9.8%	11.6%	10.6%	13.4%
Income from continuing operations	230	178	246	264	417
Net income (a)	249	281	330	326	587
Basic earnings per share (b)
Income from continuing operations	1.22	0.94	1.31	1.42	2.24
Net income (a)	1.32	1.49	1.76	1.75	3.15
Diluted earnings per share (b)
Income from continuing operations	1.19	0.93	1.30	1.41	2.23
Net income (a)	1.29	1.46	1.75	1.75	3.14
Cash dividends declared per common share	0.41	0.41	0.41	0.10	—
Financial Position
Total assets	4,878	4,884	5,212	5,099	4,295
Long-Term Debt	649	649	649	649	—

(a)	Net income for the year ended December 31, 2010 includes $139 of income from discontinued operations, net of taxes, related to our sale of CAS, Inc., a component of our Information and Technical Services segment.
(b)	On October 31, 2011, 184.6 shares of our common stock were distributed to ITT Corporation’s shareholders in connection with our spin-off from ITT Corporation. For comparative purposes, and to provide a more meaningful calculation of weighted average shares, we have assumed this amount to be outstanding for each period presented prior to the ITT spin-off in our calculation of basic weighted average shares. In addition, for our dilutive weighted average share calculations, we have assumed the dilutive securities outstanding at October 31, 2011 were also outstanding for each of the prior periods presented.

STOCK PERFORMANCE	$100 invested in Exelis on October 13, 2011
was worth $180.90 on December 31, 2014

Letter from the CEO & President

Since our inception in 2011, Exelis has pursued a singular vision of what we want to be as a company: the most agile C4ISR, aerospace and information solutions provider, bringing technology and capability to our global customers. In this dynamic market environment with increased competition at every turn, agility is more crucial than ever. It’s all about moving decisively, staying close to customers and executing against a well-thought-out strategy that will drive our business forward and create value.

Through the years—including 2014—Exelis made significant progress on our goals, and we have now arrived at the next logical step in this journey. On February 6, 2015, we announced a merger agreement between Exelis and Harris Corporation. Harris shares our commitment to excellence and innovation, and by combining our complementary core franchise programs, we are creating greater competitive strength and significantly increasing our scale and market reach. This $4.75 billion acquisition is expected to close in mid-2015, subject to customary conditions, and when complete, it will represent an exciting new chapter for Exelis.

2014 results

In the past year, we achieved a major milestone with the successful spin-off of Vectrus, realized year-over-year increases in C4ISR segment revenue, and continued to earn new business in each of the strategic growth platforms, as well as from commercial and international customers. All of this contributes to a bright future, and enabled us to meet our post-spin financial projections for revenue and profitability in 2014.

For the year, the majority of our financial results were in line with expectations. On a continuing operations basis, we generated $3.3 billion in revenues, which was down two percent from 2013, and reported $408 million in adjusted operating income, an increase of 23 percent from the previous year. Our book-to-bill ratio for the year was just over one-to-one and we ended the year with a stable funded backlog of $2.8 billion.

We delivered $114 million in free cash flow in 2014, repurchased $112 million of our common stock and we continue to pay a solid dividend to our shareholders, reflecting a payout ratio of 32 percent in 2014.

The Vectrus spin-off was a huge undertaking that we completed with speed and precision. In just over nine months, from December 2013 to September 2014, we spun off our former Mission Systems business, which accounted for approximately one-quarter of our revenues and more than 7,000 employees. Vectrus is now an independent, public company and a world-class provider of network communications services, logistics and supply chain management.

This was without a doubt a significant change, but I firmly believe that it was “addition by subtraction” for both companies. Vectrus is now more aligned with its customers, and Exelis has a sharper business focus. We are now better positioned—in terms of time, resources and expertise—to dedicate ourselves to the C4ISR, aerospace and information solutions sectors and to pursue opportunities for targeted growth in specific markets and geographies.

A winning strategy

The foundation of the Exelis strategy remains our four strategic pillars—growth, profitability, performance and people.

It begins with growth. Considering the current and predicted conditions in the marketplace, our strategy remains focused on opportunities in our Strategic Growth Platforms: Critical Networks; Intelligence, Surveillance, Reconnaissance (ISR) and Analytics; Electronic Warfare; and Composite Aerostructures. Our customers have made it clear that they plan to invest in these areas in the coming years, and they see Exelis as a trusted partner that will work with them to develop solutions that meet all of their price and performance needs.

Beyond the Strategic Growth Platforms, we are strategically targeting the international market—particularly with our legacy night vision and networked communications products—and pursuing several commercial adjacencies, including airport airside operations and satellite weather payloads. We increased our research and development investments by more than 10 percent in 2014 in order to advance emerging technologies.

While growth is the key aspect of our strategy, as I mentioned earlier, it’s not the only one. Going forward, we will execute plans to increase profitability, optimize performance, simplify back-office systems and create a culture that attracts, retains and celebrates an engaged, inclusive and diverse workforce. Through these combined efforts, I am confident that we have the right strategy to create value for our shareholders, employees and customers.

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Growth in the right areas

In 2014, the spin-off of Vectrus increased our agility and sharpened our focus. We now have a strong and well-defined foundation for growth, and we have already begun taking actions to execute against this growth strategy. The acquisition of Celestech and Barco Orthogon in the past year added to our data analytics and airport airside operations capabilities, while also opening channels to new international customers.

Our increased focus on research and development in 2014 led to a number of innovative ready-now, affordable solutions. Our Disruptor SRx is a new “cognitive electronic warfare” system that can respond immediately to the changing mission needs of warfighters on land and sea, or in the air. The Individual Soldier System is a flexible nighttime situational awareness and intelligence-sharing platform that enables real-time, two-way visual and voice communication between command and field personnel. Our SwitchPlusIP® suite includes the release of the new Communications on the Move product designed for the tactical market. And our CorvusEye™ 1500 imagery system enables activity observation, movement tracking and critical intelligence gathering over a city-size area—reducing the time required to make high-confidence decisions.

Our $3.3 billion in funded orders in 2014 represents a strong pipeline of organic opportunities with new and existing customers, both domestic and international, including:

•	More than $250 million in orders from NASA and a Japanese customer for satellite payloads that will monitor climate conditions and improve weather forecasting.

•	Nearly $200 million in contracts for airborne electronic warfare equipment from the U.S. Navy, Turkey, Pakistan and other international customers, as well as electronic support measures technologies that will provide Swedish submarines with situational awareness, self-protection and surveillance capabilities.

•	More than $200 million in orders, primarily from international customers, for our battle-tested, world-class night vision and networked communications equipment.
•	Continued expansion of our composite aerostructures business with key customers, including Airbus, Lockheed Martin and Boeing.

•	A partnership with Iridium Communications to advance the U.S. Department of Defense’s critical satellite communications network with secure and reliable communications services to users in the defense and intelligence communities operating anywhere on Earth.

Continued operational excellence

As we pursue new customers and contracts, we are also looking inward to see how best to optimize profitability and performance. Our goal—now and always—is to run the business intelligently and efficiently.

Our strategic focus on profitability and performance also includes continued contributions to manage our pension liability, implementation of enhanced processes for program review and risk management, and new training to ensure that all Exelis program managers are certified to Project Management Institute standards.

A responsible culture and solid outlook

Our fourth—and most important—strategic pillar is our people. Whether they are developing advanced software algorithms, running an Exelis facility or conducting workplace safety audits, our employees bring unmatched intelligence, insights and passion to their jobs. In return, we have a responsibility to create a culture that inspires and engages them.

Our latest employee survey confirms something I’ve long believed—an important part of engaging employees is operating an ethical, responsible, inclusive and diverse organization where people want to work. In this report, you’ll find the many ways we are working to be an ethical business, fair employer, environmental steward, and caring company. Our people want to work for a company that uses less water and recycles more waste. They value the opportunity to volunteer with Exelis Action Corps to give back to veterans, military service members and their families. And they like knowing they are part of a company that shares their personal commitments to compliance, ethics, workplace safety, inclusion and diversity.

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But most of all, our employees—myself included—love the fact that Exelis is a company unafraid to reach for greatness without compromising our core beliefs. We can be true to our values and still realize our vision of competing among the best companies in our industry.

There are some cautiously optimistic projections that our industry is facing less uncertainty and may start to inch forward in terms of growth as we move through 2015 and into 2016. We’re not out of the woods yet, but many industry analysts are predicting an improved environment for companies that have transitioned from legacy products and positioned themselves to meet the future needs of customers.

Exelis is one of these next-generation companies. We continue to make the hard choices and necessary changes needed to drive our strategy. 2014 was further proof of this, and so too are the plans to join with Harris. I can’t tell you exactly where our industry will be in five or 10 years, but I know that our people and our technologies will be at the forefront, using our talent, culture, strategic thinking and the “Power of Ingenuity” to solve our customers’ hardest problems and unlock additional shareholder value.

Sincerely,

David F. Melcher

Chief Executive Officer and President,

Exelis Inc.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to Exelis and Harris, the management of either such company or the proposed transaction between Exelis and Harris, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Exelis and Harris undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; restrictions imposed by outstanding indebtedness and indebtedness incurred in connection with the transactions; worldwide and regional economic, business, and political conditions; changes in customer demand and requirements; business cycles and other industry conditions; the timing of new services or facilities; ability to compete with others in the industries in which Exelis and Harris operate; effects of compliance with laws; fluctuations in the value of currencies in major areas where operations are located; matters relating to operating facilities; effect and costs of claims (known or unknown) relating to litigation and environmental remediation; ability to develop and further enhance technology and proprietary know-how; ability to attract and retain key personnel; escalation in the cost of providing employee health care; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the merger; the failure to obtain approval of the merger by the shareholders of Exelis and the failure to satisfy various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Exelis’ and Harris’ respective reports filed with the SEC, including Exelis’ annual report on Form 10-K for the year ended December 31, 2014, and Harris’ annual report on Form 10-K for the year ended June 27, 2014 and quarterly reports on Form 10-Q for the quarters ended September 26, 2014, and January 2, 2015, in each case, as such reports may have been amended. This document speaks only as of its date, and Exelis and Harris each disclaims any duty to update the information herein.

Additional Information and Where to Find It

In connection with the proposed transaction, Harris has filed a Registration Statement on Form S-4 with the SEC (Reg. No. 333-202539) containing a preliminary proxy statement/ prospectus regarding the proposed merger. SHAREHOLDERS OF Exelis ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/ PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement/prospectus will be mailed to shareholders of Exelis. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Harris at its web site, www.Harris.com, or from Exelis at its web site, www.Exelisinc.com, or 1650 Tysons Blvd. Suite 1700, McLean, VA 22102, attention: Corporate Secretary. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants In Solicitation

Exelis and Harris and their respective directors and executive officers, other members of management and employees and the proposed directors and executive officers of the combined company, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning the proposed directors and executive officers of the combined company, Exelis’ and Harris’ respective directors and executive officers and other participants in the proxy solicitation, including a description of their interests, is included in the proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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VISION

We will be the most agile C4ISR, aerospace and information solutions provider by leveraging deep customer knowledge and technology expertise to deliver affordable, mission critical products and services for our global customers.

Exelis Strategic Growth Platforms

Critical Networks

Enterprise-level networks in support of mission-critical customer solutions

Intelligence, Surveillance, Reconnaissance (ISR) & Analytics

Products and services that create, process, store, exploit and disseminate data and information

Electronic Warfare

Mission-enabling solutions that support the detection, defense and defeat of threats in the electromagnetic spectrum

Composite Aerostructures

High-performance composite structures and assemblies with short lead times in both development and production

Legacy Businesses

Networked communications, radar, undersea sensing and night vision systems

We are building a strong and deep culture of corporate responsibility at Exelis. Every aspect of this culture is based on the solid foundation of our values:

RESPECT
We are: fair and courteous, collaborative and helpful, open-minded and inclusive.

RESPONSIBILITY
We are: accountable for our words and actions, committed to quality and safety, caring for our communities.

INTEGRITY
We are: ethical and honest, trustworthy and consistent, candid and courageous communicators.

VALUES

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At Exelis we are committed to effective corporate governance. Our starting point is always adherence to the law, and in 2014 we continued to set standards and provide tools that enable all of us to conduct business with the highest levels of fairness, transparency, integrity and accountability.

For Exelis to achieve success, we must maintain the right balance. In the areas of innovation and growth, the goal is to reduce constraints and go as far and fast as possible. At the same time, there have to be definite boundaries that govern and guide the way we conduct business and mitigate and reduce risk.

At Exelis, we made a number of moves in 2014 to ensure that everyone, from our board of directors to our 10,000 global employees to our foreign business partners, are following the rules as we reach for the next rung of success.

Ethics and compliance

As our highest governing authority, the Exelis board provides oversight of management decisions and assesses our company’s risk exposure. To ensure that we are getting an objective and informed view of our company, eight of our nine board members are independent.

In 2014, we updated our Code of Conduct to more thoroughly and accurately address risk areas for our company. The document, which was redesigned for easier reading and navigation, now provides standards for responsible use of social media and more timely and specific information about business courtesies, anti-corruption, export/import controls, workplace violence, and human rights. In addition, a formerly separate supplement about contracting with the U.S. government was integrated into the Code to provide employees with a single source for standards on business conduct and ethics.

To uniquely raise awareness about the importance of our ethics and compliance responsibilities, we implemented a company-wide Compliance Week, which featured targeted ethics and compliance communications as well as on-site events throughout the company. And in May 2014, we conducted a second all-employee ethics survey. Our 68 percent response rate exceeded the Defense Industry Benchmark average, and the majority of scores improved from our first survey in 2012. The largest increases were in the areas of ethics and compliance program awareness, employees’ perceptions of ethics, and compliance as a cultural strength. Their concerns about ethical risks within our company also improved. The survey results were communicated to all employees and improvement actions will be implemented throughout 2015.

Anti-corruption

In the area of anti-corruption, we continued our ongoing series of site audits—looking at the books and records of three Exelis facilities to ascertain how well they are adhering to the Foreign Corrupt Practices Act. We also rolled out a self-assessment tool that helps our site Ethics and Compliance managers check the propriety of payments to our foreign partners. By using this 50-question due-diligence checklist, we can more quickly spot “red flags,” such as exorbitant business expenses that are being used as bribes.

Finally, we updated and standardized our due diligence process for retaining international business and joint venture partners. Governance doesn’t end at our front door, and Exelis is dedicated to ensuring that all of our partners adhere to the same high standards for ethics and compliance as we do.

Keeping employee data safe

In 2014, Exelis earned Safe Harbor certification from the U.S. Department of Commerce for adopting and implementing the data privacy principles outlined in the U.S.-European Union Safe Harbor Program. The program is focused on protecting the confidentiality of employees’ personally identifiable information (PII) contained in a company’s information systems. Through our risk management efforts in this area, Exelis is safeguarding employee data—as well as protecting the confidentiality, integrity and availability of corporate, customer and business partner data.

Additionally in 2014, we updated our Information Security policy manual and procedures to include additional network access controls. As the number of cyber-attacks and data breaches targeting the defense industry continues to climb—tripling from 2013 to 2014 alone—Exelis will increase our internal efforts and engage with third parties to establish a robust and comprehensive data governance policy, program and testing regimen.

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Eco-Products from Exelis

At Exelis, we develop a wide range of technologies that address environmental issues, from systems that measure aircraft emissions and forest health to our satellite payloads that provide data about weather, climate and environmental conditions.

TOTAL ENERGY USE (in million British thermal units per hour)

WATER USE (in million gallons)

At Exelis, the motto for our environmental sustainability efforts can be summed up as “Keep looking, keep improving.” Throughout our business, we know there are always going to be more and better ways to reduce water consumption, energy use and waste generation.

In 2014, Exelis people—from our 50-plus dedicated Environment, Safety & Health (ESH) professionals—to the other 9,900 employees who incorporate environmental sustainability into their day-to-day jobs—helped us achieve our reduction goals in all these areas for the second consecutive year.

Staying on the right path

In our effort to keep moving toward further improvements, we have put a number of instructional, motivational, practical and effective “guides” in place. It begins with our environmental sustainability goals. These serve as a beacon for our business, giving all of us a reason to keep reaching for the next sustainable solution, and also shining a light on our progress over time.

In 2014, while our company reshaped itself dramatically with the spin-off of our Mission Systems division, we never deviated from our long-standing stretch goals. In all key performance areas that we track—energy use, water use, waste and hazardous waste disposal and recycling—our goal is a five percent year-over-year improvement. Not only did we meet the five percent goal across the board this past year, we far exceeded it in several areas.

The next important guide is our company-wide environmental management system (EMS), which provides a set of standardized processes to reduce our environmental impact and increase our operating efficiency. Our EMS was developed using International Organization for Standardization (ISO) 14001:2004, which outlines global best practices for designing and implementing an effective EMS, and the goal at all our sites is to meet and exceed ISO 14001 standards.

In 2014, 11 Exelis sites earned or renewed their ISO 14001:2004 certification, and we incurred no significant spills and had no fines for non-compliance with environmental laws and regulations. A good example of our diligence in this area occurred during a reorganization of our Geospatial Systems division, which involved the transfer of hazardous materials from Fort Wayne, Indiana to Rochester, New York. Under the direction of the Geospatial Systems ESH team, the “hazardous journey” was completed successfully with no exposures or releases. More than that, with new equipment and fresh eyes on the transfer operation, the team has created a safer and more sustainable process.

Our ESH team members are the expert guides who develop, plan and oversee our efforts at the local level. Embedded at our global sites—and at our corporate and division headquarters—they implement new programs, train employees on the best

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tools and tactics for their everyday jobs, and manage and track our progress. With their leadership, we implemented innovative and effective actions that improved performance at the local site level and enabled us to reach our enterprise-wide environmental sustainability goals for 2014.

Energy Use

In 2014, Exelis reduced its total energy use by 8 percent. In the process, we reduced our greenhouse gas emissions and lessened our impact on climate change.

As a company, we aren’t a major energy consumer. Last year, at all our sites, we used less than 22 million BTUs of energy, which demonstrates our pursuit of evermore energy efficient operations. We are determined to use even less energy going forward, and in 2014 our Electronic Systems division—which has 14 sites and is one of our larger operations—showed the many ways we are doing just that. Using energy-efficient light bulbs, motion-activated light switches, updated HVAC systems, energy audits of electrical equipment, and energy purchases from suppliers that generate electricity using hydropower and solar energy, the division decreased its energy usage across all its sites by nearly 14 percent during the past year.

Water Usage

For the second year in a row, Exelis reduced its water usage by approximately 10 percent. While the 2013 decrease was realized in part because of facility closures, the 2014 decrease was driven primarily by plant production improvements.

A case in point is our Night Vision & Communications Systems site in Roanoke, Virginia. In 2014, the facility reduced its water usage by 22 percent, equivalent to nearly three months of average water consumption. This improvement was made by shutting off the flow of ultra pure water to some non-critical systems and setting a “trickle” flow rate on other systems to maintain the sterile properties of the manufacturing process with the least amount of water usage.

Waste Management

Last year, Exelis reduced the amount of hazardous waste we disposed of and recycled by 18 percent, and exceeded that—a 26 percent reduction—for non-hazardous waste.

These numbers aren’t an aberration. They are a continuation of year-over-year steep decreases in the amount of waste we generate and dispose, and a testament to the work of our employees and ESH teams who have made this a priority. Through e-waste recovery efforts, battery recycling programs, and cardboard, paper and wood pallet recycling programs, they are keeping more materials out of our already clogged waste streams.

NON HAZARDOUS WASTE

DISPOSAL AND RECYCLING

(in million pounds)

HAZARDOUS WASTE

DISPOSAL AND RECYCLING

(in million pounds)

*  All environmental metrics exclude the spun-off Mission Systems sites and our Information Systems operations located on customer sites where we have no control over environmental sustainability practices.

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INJURY FREQUENCY

Medical + lost workday cases x 200,000 / number of hours worked

INJURY SEVERITY

Lost workdays x 200,000 hours / number of hours worked

All workplace safety metrics exclude the spun-off Mission Systems sites.

There is no typical Exelis workplace. Our 10,000 employees perform their jobs in research labs and manufacturing facilities, in cubicles and offices, on Army bases and at space launch complexes. While the settings may differ, we strive to ensure that all of our workplace environments are safe, healthy, welcoming and engaging.

Our goal is to create a culture that adds value to our employees, so they are able and eager to bring their best to work each day and add value to Exelis. In 2014, we continued making strong progress on this path.

Health and Safety

Workplace health and safety is a cornerstone of our culture. We care deeply about the physical well-being of our employees, and that is evident in the way we measure workplace safety. While we track “lagging indicators” such as injury frequency, injury severity and lost time as a way of indicating performance over time, we also measure a number of leading indicators to show us how well we prevent accidents and incidents.

Our Information Systems business offers a case example of the power of this proactive safety approach. In 2014, the business reduced its injury frequency rate by 20 percent and its injury severity rate by 40 percent, in large part through its focus on leading indicators, such as safety inspections, safety interventions, hazard observations and safety training and meetings. As this approach takes hold across Exelis, we anticipate similar company-wide improvements. Last year, we achieved a year-over-year reduction in injury severity and incurred a slight increase in injury frequency that still reflected an overall downward trend over the last several years.

One of the hallmarks of the Exelis safety program is personal accountability. To help employees stay safe on the job, every Exelis site provides mandatory safety training, our manufacturing facilities hold regular safety meetings, and we provide employees and their managers with a wide range of injury reduction policies, tools and tactics.

Development Opportunities

As a company that is focused on the future, Exelis empowers employees to reach for new experiences, develop additional skills and keep moving forward along energizing career paths. We invest in our employees by offering training programs tailored to emerging talent, first-line supervisors, management and leadership, along with mentoring programs, rotational assignments and stretch assignments. With our tuition assistance program, employees can also further their education.

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In 2014, we continued our two flagship leadership programs—STAND Together and STAND Up—for top company leaders. The curriculum includes a community service element that requires the leaders to take responsibility for creating, planning, managing and recruiting other volunteers for their own Exelis Action Corps service projects.

The Exelis Board of Directors also plays a key part in the development of our future senior leaders. Through the Board of Directors Mentor Program, each director coaches an Exelis high-potential senior leader for one to two years to help them reach their full potential.

Last year, our company—like many others in the challenging defense and aerospace industry—experienced site consolidations and headcount reductions as we worked to stay competitive. These were extremely difficult decisions, and we worked with the displaced employees, offering outplacement services and severance in accordance with policy to help with this transition.

Inclusion and Diversity

A key aspect of the Exelis vision is to foster an inclusive culture that promotes the diverse perspectives, backgrounds and contributions of every employee, and supports the company’s efforts to deliver superior business results.

In keeping with this vision, we launched the Exelis Inclusion and Diversity Council in January 2014. Through the Council, we elevated the conversation and increased awareness among the workforce about inclusion and diversity. The Council also provides a forum for raising important issues relating to inclusion and diversity across our company. In the past year, the Council began to develop measures that will allow Exelis to better gauge our progress in quantitative terms and against best-in-class goals.

To introduce our company to a wider audience of potential employees, we continue to partner with diversity-based associations—such as the National Society for Black Engineers and Hiring Our Heroes—and in 2014 we participated in six career fairs sponsored by these groups.

Exelis also maintains a partnership with Korn Ferry International to implement our Leveraging Military Leadership Program (LMLP), which aims to help service members transition from the military and leverage their military experience for civilian leadership positions. In 2014, we hosted three cohorts of the LMLP program, in the process helping more than 75 veterans translate their unique skills and experience into civilian jobs.

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In 2014, Exelis Action Corps exceeded every one of its goals, often by large margins. With more projects, volunteers and service hours, this corporate citizenship initiative has become an ingrained part of our culture and an invaluable resource for veterans, service members and their families.

There’s no doubt about it. Exelis Action Corps is now our company’s signature citizenship initiative. The tipping point came in 2014, when nearly 3,000 people—including nearly one in every four Exelis employees—signed up for service projects to support military service members, veterans and their families in local communities across the country.

That represents a 79 percent increase compared to our volunteer ranks from the year before, and the growing momentum behind Exelis Action Corps was reflected in other significant ways. In 2014, we conducted 243 service projects—100 more than our goal and nearly four times as many as the year before. In addition, our volunteers clocked more than 7,800 service hours, well in excess of our 5,000 hour goal and 68 percent more hours than 2013.

The program is building serious momentum in large part because it focuses on a serious need in our society. Military personnel and their families face a myriad of challenges from physical and emotional hardships to re-entry into the civilian world. In 2014, Exelis Action Corps volunteers took part in large-scale, small team and individual activities that addressed a wide range of needs for current and former members of the military community.

Hands-on and skills-based projects

There were hands-on projects, such as building a wheelchair ramp at a medical rehabilitation facility, collecting food for in-need veterans, assembling care packages for deployed service members, and assisting in an adaptive sports and recreational event for disabled veterans and their families. Exelis Action Corps also encourages employees to tap into their professional skills to lend support to military members in need. In 2014, we provided more than 600 hours of skills-based volunteering.

Communications employees donated their time and expertise to assist transitioning military public affair professionals. Human resources employees organized and hosted a veterans career fair. And our Chief Inclusion & Diversity Officer partnered with consultants and nonprofit organizations to create the new Leveraging Military Leadership Program, which delivers world-class leadership development to veterans. In 2014, more than 75 participants were accepted into the program and a number of them have accepted offers from companies like Boeing, Amazon, Lockheed Martin, Tyco, Macy’s and more.

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Increasingly, Exelis Action Corps activities are being incorporated into our leadership meetings. Instead of a standard team-building activity, our 2014 Leadership Forum challenged management team members to work together to build bikes to donate to military families. Last year, high potential leaders in our STAND Up and STAND Together leadership development programs organized a number of Exelis Action Corps projects, including a tank pull challenge that benefited a Wounded Warrior project performing home repairs for a disabled veteran.	EquiCenter Veterans Program Trail Maintenance: Honeoye Falls, NY Military Family Health & Safety Fair: Fort Belvoir Elementary School, VA
A core part of our culture

Our Exelis Action Corps initiative has very quickly become an embedded part of the Exelis culture. As we volunteer, we realize there is so much more that can be done—in terms of engaging employees and helping the military community—and in 2014 we took a number of steps to ensure we fulfill the program’s full potential.

To generate more grassroots efforts, we introduced a training program and training guide that gives local Exelis Action Corps leaders a wide variety of tools and ideas on how to effectively choose and conduct volunteer projects at their sites. In 2014, these efforts helped us add more than 60 volunteer leaders who now feel comfortable that they have what they need to rally their employees to support activities in their local areas.

Also in 2014, we surveyed employees about Exelis Action Corps to ensure we are on the right track, and to gather an enterprise-wide view of the strengths and opportunities for improvement. With more than 1,000 responses, we collected a critical mass of ideas, opinions and insights from employees representing various tenures, levels, functions and geographies.

The survey showed that 95 percent of respondents agree with Exelis Action Corps’ area of focus—military members and their families. It also verified that continued management support of the program is vital for its success, and that there is a strong correlation between participating in an Exelis Action Corps’ project and workplace morale.

The survey also made it clear that employees would participate in even higher numbers if there were more short-term, office-based activities that accommodated time and workload constraints. The Exelis Action Corps leadership team is now working to determine the best way to incorporate this feedback into the program and provide Exelis employees with even more accessible and satisfying ways to serve the military community members who have sacrificed so much to serve all of us.

2014 ANNUAL & CORPORATE RESPONSIBILITY REPORT  |  11

Standing (left to right): David F. Melcher, Herman E. Bulls, Paul J. Kern, Patrick J. Moore, R. David Yost, Mark L. Reuss

Seated (left to right): John J. Hamre, Billie I. Williamson, Ralph F. Hake

BOARD OF DIRECTORS

Ralph F. Hake,

Non-Executive Chairman, Exelis Inc.

Former Chairman and Chief Executive Officer, Maytag Corporation

Member of the Audit and Compensation & Personnel Committees

Herman E. Bulls

International Director & Chairman of Public Institutions Group at JLL

Member of the Audit and Nominating & Governance Committees

John J. Hamre, Ph.D.

President and Chief Executive

Officer, Center for Strategic & International Studies

Chair of the Nominating & Governance Committee

Paul J. Kern

Senior Counselor,

The Cohen Group

Chair of the Compensation & Personnel Committee and Member of the Nominating & Governance Committee

David F. Melcher

Chief Executive Officer

and President, Exelis Inc.

Patrick J. Moore

President and Chief Executive Officer, PJM Advisors, LLC

Chair of the Audit Committee

Mark L. Reuss

Executive Vice President,

Global Product Development, Purchasing and Supply Chain, General Motors Company

Member of the Compensation & Personnel Committee

Billie I. Williamson

Retired Partner,

Ernst & Young, LLP

Financial Expert of the Audit Committee and Member of the Nominating & Governance Committee

R. David Yost

Former Chief Executive

Officer, AmerisourceBergen

Corporation

Member of the Compensation & Personnel Committee

CORPORATE OFFICERS

David F. Melcher

Chief Executive Officer and President

Peter J. Milligan

Senior Vice President and Chief Financial Officer

Ann D. Davidson

Senior Vice President, Chief Legal Officer and Corporate Secretary

A. John Procopio

Senior Vice President and Chief Human Resources Officer

Robert E. Durbin

Senior Vice President, Strategy and Corporate Development

Pamela A. Drew

Executive Vice President and President of Information Systems

Richard D. Sorelle

Executive Vice President and President of Electronic

Systems

Christopher D. Young

Executive Vice President

and President of Geospatial Systems

Nicholas E. Bobay

Corporate Vice President and President of Night Vision and Communications Solutions

Edward D. Doxer

Corporate Vice President and General Auditor

Gregory P. Kudla

Corporate Vice President and Chief Accounting Officer

Janet L. McGregor

Corporate Vice President and Treasurer

James J. Wallace

Chief Inclusion & Diversity Officer

12  |  EXELIS

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form  10-K
ANNUAL REPORT
(Mark One)
☑    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934
For the fiscal year ended December 31, 2014
OR
☐     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934
For the Transition period from            to
Commission File No. 001-35228
EXELIS INC.
(Exact name of registrant as specified in its charter)

State of Indiana	45-2083813
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)
1650 Tysons Boulevard, Suite 1700, McLean, Virginia 22102
(Address of principal executive offices)
(703)  790-6300
(Registrant’s telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act, all of which are registered on The New York Stock Exchange, Inc.:
COMMON STOCK, $0.01 PAR VALUE
Securities registered pursuant to Section 12(g) of the Act:
None.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes  ☑    No   ☐
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes  ☐    No  ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☑    No   ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files.    Yes  ☑    No  ☐
Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).    Yes  ☐    No  ☑
The aggregate market value of the common stock of the registrant held by non-affiliates on the last business day of the registrant’s most recently completed second fiscal quarter (based on the closing price of the stock on the New York Stock Exchange on June 30, 2014) was approximately $3.2 billion. The number of shares of common stock outstanding at February 24, 2015 was 186,481,396.
DOCUMENTS INCORPORATED BY REFERENCE
Portions of the registrant’s Definitive Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after the registrant's fiscal year ended December 31 ,2014 pursuant to Regulation 14A for its 2015 annual meeting of shareholders are incorporated by reference in Part III of this Form 10-K.

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PART  I
ITEM 1. DESCRIPTION OF BUSINESS
(Dollars in millions, except per share amounts, unless otherwise stated)
Company Overview
Exelis Inc. (“Exelis” or the “Company”) is a diversified aerospace, defense, information and services company that leverages a greater than 50-year legacy of deep customer knowledge and technical expertise to deliver affordable mission-critical solutions to military, government and commercial customers in the United States and globally. We are focused on strategic growth in the areas of critical networks; intelligence, surveillance, reconnaissance (ISR) and analytics; electronic warfare; and composite aerostructures. The Company's customers include the U.S. Department of Defense (DoD) and its prime contractors, U.S. Government intelligence agencies, the National Aeronautics and Space Administration (NASA), the Federal Aviation Administration (FAA), allied foreign governments and domestic and foreign commercial customers. As a prime contractor, subcontractor, or preferred supplier, Exelis participates in many high priority defense and civil government programs in the United States and internationally. Exelis conducts most of its business with the U.S. Government, principally the DoD.
We operate in two segments: Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance (C4ISR) Electronics and Systems, and Information and Technical Services. Our C4ISR Electronics and Systems segment provides engineered systems and solutions, including: ISR systems; integrated electronic warfare systems; radar and sonar systems; electronic attack and release systems; communications solutions; space systems; and composite aerostructures, for government and commercial customers around the world. Our Information and Technical Services segment provides a broad range of service solutions, including: systems integration; network design and development; air traffic management; cyber; intelligence; advanced engineering; and space launch and range-support, for a wide variety of U.S. military and U.S. Government customers.
We employ approximately 10,000 people on four continents, led by an experienced management team with a proven ability to execute on existing programs, win new contracts, enter adjacent markets, drive operating efficiency, and lead development of advanced technologies and solutions.
On February 5, 2015, we entered into a definitive merger agreement with Harris Corporation (“Harris”) under which the Company will become a wholly owned subsidiary of Harris when the transaction closes. Under the merger agreement, at the time of the merger, all issued and outstanding shares of Exelis common stock will be canceled and Exelis shareholders will receive $16.625 in cash and 0.1025 of a share of Harris common stock for each share of Exelis common stock they own. Upon closing, Harris shareholders will own approximately 85 percent of the combined company and Exelis shareholders will own approximately 15 percent. The proposed merger has been approved by the boards of directors of both companies. The transaction is expected to close during the second quarter of 2015, subject to customary closing conditions, including regulatory and Exelis shareholder approval. There are no assurances that the proposed merger with Harris will be consummated on the expected timetable, or at all. Unless stated otherwise, all forward-looking information contained in this Annual Report on Form 10-K does not take into account or give any effect to the impact of our proposed merger with Harris.
On September 27, 2014, the Company completed the previously announced spin-off of part of its military and government services business ("Vectrus, Inc." or "Vectrus", formerly referred to as Mission Systems). Vectrus was part of the Company’s Information and Technical Services segment and included the following major program areas: Infrastructure Asset Management; Logistics and Supply Chain Management; and Information Technology and Network Communication Services. The financial results of Vectrus prior to the completion of its spin-off from Exelis are reported as discontinued operations. References to financial data and descriptions or discussions of our business relate to Exelis' continuing operations, unless otherwise stated.
Our Business Strategy and Core Strengths
We create value by being an agile, efficient and reliable supplier of critical systems, components and services for our U.S. Government customers as well as our international government and commercial customer base. We view the following strategies as our fundamental means for value-creation:

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Leveraging our Core Strengths
We have created a culture which emphasizes innovation, technical expertise, operating performance and efficiency, and intimate knowledge of our customers’ needs. We emphasize an ability to provide affordable and ready-to-deploy solutions for our customers’ most pressing needs. Our portfolio is largely “platform-agnostic,” in that we provide essential systems and components on a wide variety of aircraft, ships, ground vehicles, unmanned systems and spacecraft, so that our business prospects are not tied directly to the future of any single program or market. In 2013, we completed a strategic alignment of our differentiated capabilities with our enduring customer and market needs, resulting in the selection of four Strategic Growth Platforms (SGPs) for growth and investment across the Exelis portfolio. The SGPs are: Critical Networks; ISR & Analytics; Electronic Warfare; and Composite Aerostructures. These growth platforms are supported by the Company’s most differentiated and enduring capabilities. We see our diversified portfolio as an advantage in the current U.S. Government budget environment, as we have strong incumbent positions on many key programs, with a robust pipeline of competitive opportunities. For the year ended December 31, 2014, no single program accounted for more than 5% of our total revenue. Our core strengths are further explained below:

•
Operating performance and efficiency: Lean and Six Sigma programs are embedded in our culture and operating ethic. In 2013 and 2014, we optimized our workforce and facilities footprint to increase competitiveness and align closely to customer and market conditions. We intend to continue to aggressively reduce costs, minimize overhead, increase productivity, and align our footprint to ensure optimum utilization of our facilities.

•
Customer relationships: Understanding our customers’ needs is essential to winning and sustaining their trust and earning follow-on business. Our innovative culture, domain expertise, experienced employees and deep understanding of customer needs have been key to developing and delivering tailored, reliable customer solutions.

•
Diverse portfolio and breadth of programs: Our systems and components provide a wide array of mission-enabling technologies on defense and commercial platforms in the air, at sea, on the ground, and in space.

◦
In the air, our systems (spanning electronics, antennas, and structural systems) are on a broad range of domestic and international aircraft, including: the F-35 Joint Strike Fighter (JSF), F/A-18C/D/E/F, F-22, F-16, F-15E, EA-18, EA-6B, E-2C, B-1B, B-2, B-52, C-130, CH-53K, C17, AV-8B, P-8, AH-64, MQ-9 Reaper Unmanned Aerial Vehicle (UAV), and a variety of NATO aircraft including Tornado, Eurofighter and Gripen. Our composite aerostructures and antennas are widely used on commercial jets made by Boeing and Airbus, and Sikorsky commercial and military helicopters.

◦
In air traffic management, we are the prime contractor for the FAA’s Automated Dependent Surveillance-Broadcast (ADS-B) contract, which we believe will improve the safety, capacity and efficiency of aviation while accommodating future air traffic growth. We are also extending our position in the commercial aviation market by integrating real time surveillance data from ADS-B and other sources into our next-generation airport operations management system called Symphony. In 2014, we acquired Barco Orthogon GmbH to further strengthen our position in airside operations, and provide solutions to increase the efficiency and safety of commercial aviation.

◦	At sea, our systems and technologies are essential to the U.S. Navy’s aircraft carriers, submarines and Littoral Combat Ships, as well as several classes of Royal Australian Navy vessels.

◦
On the ground, we provide communications and electronic force protection systems for over 120 ground vehicle and weapon system types, including HMMWVs, MRAPs, M-ATVs, and various armored combat vehicles. As a leading supplier of night vision goggles, we help military and law enforcement personnel around the word to “own the night,” whether operating aboard the many platforms noted above or on foot. We are bringing new offerings to the market by leveraging our core strengths in night vision and communications, including an integrated soldier system and tactical mobility night vision goggles that address international and domestic market needs.

◦
In space, our positioning, navigation and meteorological systems are on board every U.S. Government global positioning systems (GPS) and weather monitoring satellite, and we are a leader in advanced optical systems for airborne and space-based intelligence and surveillance applications. Our capabilities

Page |	4

span sensors, data analytics and intuitive software that provide actionable intelligence in a timely manner.

•
Experienced leadership team: Our senior corporate team, division presidents, and business unit general managers have an average of 22 years of experience in the aerospace and defense industry. Approximately 27% of our employees have engineering degrees and approximately 160 of our employees hold Ph.Ds.

Proactive portfolio management
We take a proactive and disciplined approach to our portfolio by aligning our businesses with enduring and evolving customer needs. Our multifaceted defense portfolio has been well-positioned to support the critical needs of the DoD through a decade of heavy deployments and overseas conflicts. We are addressing the reality of tighter defense budgets by broadening our customer base to include other U.S. Government agencies, allied international governments and commercial customers. We are particularly focused on product and service offerings in areas of enduring demand such as air traffic management, electronic warfare, data analytics, advanced imaging and sensor systems, precision timing and navigation, information networks, and composite structures. As set forth in the chart below, our revenue from end-user customers other than the U.S. Army, Navy, and Air Force was approximately 57% of total revenue for the year ended December 31, 2014.
2014 Revenue by End User
While we protect and expand our core positions as a diversified aerospace, defense, information and services solutions provider, we will continue to evaluate potential strategic acquisitions, spin-offs or divestitures that will sharpen our focus and enhance our ability to deliver greater value to our shareholders. Over the last several years, we have successfully completed and integrated several acquisitions, broadening our product and technology portfolio and expanding our customer base and in 2014 we completed the spin-off of our former Mission Systems business, Vectrus.
We are both a prime contractor and a supplier of first-tier systems, subsystems, and components, with approximately 71% of our revenue coming from contracts where we are the prime contractor.
Innovative technologies and solutions
We focus on investing in differentiating technologies and solutions that address our customers' greatest priorities through:

•
Advanced technologies in integrated electronic warfare, networked information and communications, sensors and surveillance, precision navigation and timing, image processing, air traffic management, night vision, and composite aerostructures.

•
Creative approaches to rapidly fielding affordable solutions for critical customer needs, such as our Global Network On the Move Active Distribution (GNOMAD) solution for affordable vehicle-mounted tactical satellite communications, our handheld Netted Iridium radios for secure, 24/7 beyond-line-of-sight voice and data communications, and our Knight Owl compact imaging systems mounted on UAVs to perform persistent surveillance missions over wide geographical areas.

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•
Focused investments in miniaturization (e.g. Disruptor SRx platform for electronic warfare systems), big-data analytics (e.g. Jagwire solutions for providing actionable intelligence using imagery data) and advanced manufacturing (e.g. automated composite manufacturing facilities) to ensure sustained leadership positions in growing markets.

•	Advanced technical services focused on critical customer missions including designing, building, operating and sustaining large, specialized and secure communications networks.

•
Collaboration internally across our businesses and externally with partners to deliver offerings and solutions on new business opportunities. Examples include our winning solution as the prime contractor for the FAA’s ADS-B system, where we are providing GPS-based positioning data for aircraft throughout the United States, and our role as a major subcontractor on the next generation Global Positioning System Operational Control System (GPS OCX) project for the U.S. Air Force, where we are providing key components for navigation and system security.

Organic and geographic growth, while broadening our customer base
We aim to grow market share, expand into adjacent markets and penetrate non-DoD customers. Our strong incumbent positions and large fielded base of night vision devices, radios, jammers, radars and other electronic equipment are expected to remain in operation for decades, providing opportunities for future upgrades, modernization and sustainment contracts as the military services seek affordable alternatives to costly and unproven replacement programs. We are also growing our international sales, with focus on allied countries with enduring defense and security needs as well as countries that seek modernization of their air traffic management infrastructures and other critical networks. For the year ended December 31, 2014, international sales were $607, approximately 19% of our total revenue. We are also pursuing extensions of existing technologies in commercial markets, such as air traffic management data for commercial air carriers and composite solutions for commercial, fixed and rotary-wing aircraft.
Corporate Information
Exelis began operating as a stand-alone publicly traded corporation on October 31, 2011, following the completion of its spin-off from ITT Corporation. Prior to the ITT spin-off, Exelis operated as ITT Corporation's Defense & Information Solutions segment. Exelis Inc. was incorporated in Indiana on May 4, 2011 in connection the ITT spin-off.
Business Segments
We operate in two segments: C4ISR Electronics and Systems, and Information and Technical Services.
C4ISR Electronics and Systems
Our C4ISR Electronics and Systems segment had revenues of $2.1 billion, $2.1 billion and $2.5 billion and operating income of $266, $202 and $325 for the years ended December 31, 2014, 2013 and 2012, respectively, and accounted for 65%, 64% and 67%, respectively, of our total revenues. This segment consists of the following major product lines:
Intelligence, Surveillance and Reconnaissance Systems
Our Intelligence, Surveillance and Reconnaissance (ISR) Systems business serves an array of government, civil, commercial, and international customers with integrated real-time, autonomous geospatial solutions, extending from image and data collection through processing, exploitation and dissemination of actionable intelligence. Our offerings enhance information superiority, deliver force multipliers for data analysts, contribute to national security, provide environmental data, and protect property and human life. Our specialized capabilities include highly reliable remote sensing systems for ground, air and space, offering active and motion imaging; data encryption; information processing; real-time forensic and predictive analytics; and system performance modeling and simulation. We also provide ground processing and analytics solutions that map and monitor the earth for a variety of commercial and government users. Our imaging systems have been at the heart of nearly every U.S. commercial remote sensing satellite system, and currently provide all of the commercial high resolution space-based imagery in the United States. We have leveraged this expertise to key wins in several international markets and we continue to expand our market focus globally. Our environmental systems monitor and evaluate our global environment with ground-based and space-based remote sensing, change detection, and data processing. The capabilities of our ISR Systems business are

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at the heart of the ISR & Analytics SGP and serve enduring ISR, commercial geospatial and environmental missions for U.S. and international customers.
Integrated Electronic Warfare Systems
Integrated Electronic Warfare Systems (IEWS) is a leader in the design and manufacture of electronic warfare solution products with a history spanning more than 50 years. IEWS develops, produces and sells electronic warfare solutions to most U.S. military service branches and to classified customers and allied nations, and is a leading producer of electronic warfare countermeasures (ECM) solutions for tactical and strategic aircraft. IEWS is a key player on airborne platforms such as the U.S. Navy's F/A-18, and U.S. special operations forces (SOF) MH-60s, MH-47s and CV-22 aircraft. IEWS's experience and capabilities are the cornerstone for our Electronic Warfare SGP.
Electronic Attack and Release Systems
Electronic Attack and Release Systems (EARS) is a leading designer and producer of aircraft-armament suspension and release equipment and weapons interface systems for fighter jets, surveillance aircraft and unmanned aerial vehicles for the U.S. military and allied forces. EARS has built a strong leadership position and worldwide recognition in the weapons carriage and release area, having produced well over 22,000 systems during the past 45 years. This strength comes from our sole source position on many of the major airframes utilized by U.S. and international militaries, including the F-15, F-22, F-35, F-16, F/A-18, P-8, AV-8B and MQ-9. EARS's products also include advanced antenna technologies which provide communication, navigation, direction-finding and electronic warfare capabilities for military and commercial aircraft, with antennas on all Boeing 7-Series planes.
Radar and Reconnaissance Systems
Radar and Reconnaissance Systems (RRS) designs and manufactures high performance radar systems, electronic warfare systems and signal intelligence systems for both domestic and international military customers. RRS’s core radar capabilities include air defense radars, air traffic control (ATC) radars and airborne multifunction radars. RRS also provides electronic warfare and signals intelligence systems for reconnaissance and surveillance for electronic intelligence (ELINT), electronic support measures (ESM), electronic counter measures (ECM) and signals intelligence (SIGINT) applications. RSS has provided more than 1,500 ESM / ELINT systems and 2,600 radar systems to customers in more than 50 countries during the past 30 years.
Communications Solutions
Communications Solutions (CS) is a globally recognized leader in the design and manufacture of wireless tactical communications systems for U.S. and allied forces, as well as many government agencies. CS's legacy is defined by the Single Channel Ground and Airborne Radio System (SINCGARS), the most widely deployed military tactical radio in the world, with more than 650,000 units in use in more than 35 countries. Today’s CS goes to market with a diversified portfolio of communications-related products, including: INterference CANcellation Systems (INCANS) used exclusively by the E/A-18G Growler aircraft to enable unmatched communications-while-jamming performance; Global Network On the Move - Active Distribution (GNOMAD) mobile satellite communications systems for persistent, long-haul connectivity in austere environments; and SpearNet Enhanced Video On-board (EVO) tactical wearable radios, which, when combined with cutting edge Exelis night vision and intelligence dissemination products, forms the Individual Soldier System (ISS), an integrated solution that spans our businesses to offer a unique, industry leading capability.
Night Vision
Our Night Vision business is a leader in image intensification and sensor fusion technology. We are the world’s leading developer, producer, and supplier of Generation 3 image intensification technology for U.S. and allied military and security forces, and we are the largest producer of high performance night vision products in the world. We provide AN/PVS-14 and AN/PVS-7 ground night vision goggles and spare image intensifier tubes to the U.S. and allied militaries, via foreign military sales, and we are the primary supplier to the U.S. military for the AN/AVS-6 and AN/AVS-9 aviation night vision goggles, which provides rotary- and fixed-wing aircraft pilots the ability to operate in extreme low-light situations. We also developed the Enhanced Night Vision Goggle (ENVG) system, which was the first production goggle to optically overlay traditional night vision imagery with long wave thermal infrared imagery. The ENVG system enables users to effectively operate in extreme low light and obscured battlefield conditions.

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Positioning, Navigation and Timing
Our Positioning, Navigation and Timing (PNT) business is a total GPS navigation systems supplier providing high-performance, reliable, cost-effective GPS payload, receiver and control solutions. We have developed more than 50 GPS satellite payloads that have been on every U.S. Government GPS satellite ever launched, and our equipment has accumulated over 700 years of combined on-orbit life without a mission-related failure due to our equipment. Most recently, we have developed new GPS satellite navigation payload technologies that will dramatically improve the accuracy and reliability of this global utility under the GPS III program, where we are a subcontractor on a team that is developing and building tomorrow's Global Positioning System for the U.S. Air Force. In addition to satellite modernization efforts, the next generation Global Positioning System Operational Control System (GPS OCX) will provide a new command, control and mission support system for all current and future GPS satellites based on a modern, service-oriented architecture. We are providing the key navigation processing elements and precision monitor station receivers for the GPS OCX program that includes advanced anti-jam capabilities, and improved system security, accuracy and reliability. We have leveraged our patented PNT technologies to develop a proprietary product, known as Signal Sentry, that detects and geo-locates GPS interference sources in real time, providing actionable intelligence to protect critical infrastructures that depend upon GPS availability. Our PNT business is another key driver of our ISR & Analytics SGP.
Aerostructures
Our Aerostructures business is a technically advanced designer and manufacturer of lightweight composite aerospace assembly structures, sub-assemblies and components. For more than 40 years, we have innovated advanced composite solutions for defense and commercial industries in applications from large commercial transport aircraft to fighter jets and commercial and military rotorcraft. We supply composites to most major aerospace prime contractors, including Boeing, Airbus, Lockheed Martin, Sikorsky and BAE Systems. Our composite design and fabrication expertise can be found on many commercial platforms such as Boeing’s 7-series family, Airbus's A380 aircraft, General Electric's GEnx engine, as well as Sikorsky's S-76 helicopter. For defense programs, we provide a wide range of products including complete structural assemblies, flight critical components, primary and secondary structural elements for platforms such as the F-35 Lightning II, the CH-53K Heavy Lift Helicopter and the Joint Air-to-Surface Standoff Missile (JASSM). Our aerostructures capabilities are the foundation for the Composite Aerostructures SGP.
Specialty Applications
Specialty Applications (SA) develops advanced, custom solutions which provide our government and commercial customers with self-protection, data protection, enhanced communications, and situational awareness. SA specializes in satellite based communications systems, ground electronic warfare systems, commercial wireless technologies, tagging, tracking and locating, and information assurance. To combat the anti-access/area denial (A2/AD) threat, SA leverages an adaptive multi-platform approach to ensure that users can connect and share data globally without being constrained by terrain or distance. We integrate data devices into A2/AD-resilient architectures which provide a secure global backbone for C4ISR capabilities against sophisticated adversaries.
Undersea Systems
Undersea Systems (USS) has been a supplier of undersea warfare systems to the U.S. Navy and allied Navies worldwide for more than 60 years. USS produces a broad range of systems for maritime platforms and environments including: mine sweeping systems, shipboard command and control systems, ASW sonar systems, data link systems, submarine flank and passive towed arrays, and acoustic sensors for military and commercial uses. USS is the largest supplier of piezoelectric ceramic shapes in the United States and capitalizes on this unique capability to produce highly engineered piezoelectric devices to address the geophysical and healthcare markets, including potentially revolutionary cancer treatment options. USS is also the largest U.S. manufacturer of influence and mechanical mine sweeping systems and is the trusted provider of mine defense solutions to the U.S. Navy.

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Information and Technical Services
Our Information and Technical Services segment had revenues of $1.1 billion, $1.2 billion and $1.2 billion and operating income of $131, $126 and $107 for the years ended December 31, 2014, 2013 and 2012, respectively, and accounted for 35%, 36% and 33%, respectively, of our total revenues. This segment consists of the following major program areas:
Advanced Information Solutions
Our Advanced Information Solutions (AIS) business serves a broad range of federal customers in defense, intelligence and homeland security. AIS consists of a comprehensive portfolio that includes enduring mission support, advanced research and development support, and enterprise information support to deliver affordable, essential mission solutions in the critical networks and ISR & analytics market spaces. AIS serves enduring missions in military and national intelligence, strategic deterrence, and defense against chemical, biological, radiological, nuclear and explosive threats, and other core defense programs. We combine deep customer knowledge, subject matter expertise, engineering science and technical skills, and multiple technology partnerships to provide our customers with innovative solutions for ever-changing needs. Our key roles in support of the U.S. Army, Air Force, and Navy research laboratories generate early insights into emerging inflection points with respect to technology readiness and customer needs. AIS develops information-enabled solutions for U.S. Government customers that rely on our expertise to securely access, integrate and share sensitive data. These solutions integrate key capabilities in cyber defense, cross-domain information sharing, broad enterprise applications of information technology, and the implementation of leading edge network and systems architectures. We are the prime contractor for the U.S. Joint Spectrum Center’s (JSC) Electromagnetic Spectrum Engineering Services contract, where we provide engineering systems support, technical analysis, test support, and long-term strategic planning as JSC meets national security and military objectives related to the use of the electromagnetic spectrum.
Civil and Aerospace Systems
Our Civil and Aerospace Systems business has a 30-year history as a trusted provider of air traffic control navigation, communication and surveillance solutions as well as space and ground communications networks. Civil and Aerospace Systems provides the FAA with engineering expertise and full system solutions in the development and implementation of a modernized air traffic system. Our core program is the Automated Dependent Surveillance-Broadcast (ADS-B) system, the cornerstone program of the FAA’s Next Generation Air Transportation System (NextGen) initiative to modernize from a ground-based system of air traffic control to a satellite-based system of air traffic management. As the prime contractor on the ADS-B contract, we are designing, building and operating a nationwide system of radio communications, telecommunications networks, information technology and software to deliver highly accurate, networked, real-time surveillance data to the automated systems of the FAA. We have extended our integrated network systems capabilities to the commercial aviation market with a comprehensive, web-based application suite called Symphony, which enables key business functions for airports and airlines to improve efficiencies in their operations. This real-time, comprehensive flight tracking data is essential to improving airport stakeholders’ operations, including flight information display systems, billing, auditing, resource allocation, environmental monitoring, and situational awareness. We have supported NASA for more than 25 years as a leading provider of advanced engineering services for its space and ground communications networks. We are the prime contractor on NASA’s Space Communications Network Services (SCNS) contract for the Goddard Space Flight Center, which provides most of the communications and tracking services for a wide range of Earth-orbiting spacecraft, such as the International Space Station, the Hubble Space Telescope and the Earth Observing System satellites. Also, we provide operations, maintenance and engineering support to NASA under the Deep Space Network (DSN) contract. The DSN is an international network that supports interplanetary robotic spacecraft missions and radio and radar astronomy observations, and provides the link between earth and scores of NASA spacecraft exploring the solar system.
Command, Control and Communications Systems
Our Command, Control and Communications Systems (C3S) business provides a full spectrum of technical services supporting mission critical network systems. These services include systems engineering, lifecycle sustainment, logistic support, modernization, and operations and maintenance for U.S. military launch, test and training ranges, including, DoD's SATCOM systems, NASA’s ground communications networks and launch ranges and other high-

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priority U.S. Government assets throughout the world. C3S supports complex mission requirements that cover a broad spectrum of support, from facilities maintenance to reverse engineering of legacy systems. Key areas of support include system engineering, sustainment, logistics, depot maintenance, software and hardware engineering and configuration management for range instrumentation such as tracking, telemetry, optical, weather, communications, and command & control networks and systems. C3S also provides payload processing and launch services for numerous government agencies. These key systems and assets are critical to the launch range and space communications network infrastructures, including the world’s largest air, land and sea training range for the U.S. Navy and the U.S. Air Force space launch ranges on the U.S. East and West Coasts. Under our Tethered Aerostat Radar System (TARS) program, we operate and maintain a series of airborne radar platforms and associated infrastructure and communications to provide persistent, long-range detection and monitoring (radar surveillance) capability for interdicting low-level air, maritime and surface smugglers and narcotics traffickers along the United States-Mexico border, the Florida Straits, and a portion of the Caribbean. Under our Spacelift Range System (SLRS) contract, we engineer, modernize and sustain large networks and range support infrastructure for the western ranges based in Vandenburg Air Force Base in California and the eastern ranges based in Patrick Air Force Base in Florida. Our SLRS contract is expected to end in mid-2015. We also provide engineering support and sustainment for the U.S. Air Force's early warning system under our System Engineering and Sustainment Integrator (SENSOR) contract. C3S is also responsible for sustaining, maintaining and modernizing large radar installations globally. Together, our AIS, Civil and Aerospace Systems, and C3S businesses are the foundation of our Critical Networks SGP.
Industry Background
The federal government remains the largest consumer of services and solutions in the United States. The DoD is the largest purchaser of services and solutions in the federal government and is our largest customer. In addition to the DoD, we do substantial business with the U.S. intelligence community, NASA, FAA and allied international customers.

U.S. federal government spending is affected by the state of the U.S. economy and by measures taken to deal with persistent fiscal deficits. However, DoD spending is also driven by our nation’s security posture and the perceived threat environment. Deficit reduction measures will continue to put pressure on all areas of federal government spending, including defense, and we believe there is significant risk of further DoD and intelligence spending reductions going forward. The Bipartisan Budget Act of 2013 and the Consolidated Appropriations Act for fiscal year 2014 have provided some clarity on federal spending levels for fiscal year 2015. However, longer term federal spending levels remain unclear. Within the defense, intelligence and homeland security budgets, we anticipate that there will be pockets of priority spending, driven by growing needs for sophisticated intelligence gathering, secure information sharing, capabilities that counter anti-access and area-denial intentions, and affordable versus “exquisite” solutions to modernize aged, outmoded, or war-torn equipment. Thus, we foresee sustained levels of funding in the areas of integrated electronic warfare, networked communications, intelligence and information analysis, cyber-security and cyber warfare, unmanned systems, submarines, sustainment, and affordable upgrades to fielded equipment.
Within the NASA budgets, we anticipate funding for earth science and space communications network programs, in which we participate, to persist. Reliance on timely and accurate weather data, environmental monitoring and reliable communications will continue to be priorities in an increasingly mobile, connected and environmentally responsible society.
Within the FAA, in spite of overall fiscal pressures, we expect continued budget priority to be placed on deployment of next generation air traffic management systems. We expect the U.S. Congress to continue to fund these critically important programs, driven by increased volumes of air traffic; safety, cost and environmental benefits; the need to better manage congestion around major airports; and the urgent need to replace outdated technology and infrastructure.
Internationally, austerity measures are affecting defense spending among Western European allies, but we project continued strong spending in allied countries that face regional security threats and volatility in the Middle East, Latin America and Asia-Pacific regions.

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Customers
Our largest customer is the DoD, primarily the U.S. Army, Navy and Air Force. In addition, we do substantial business with NASA, the FAA and the U.S. intelligence community. Our sources of revenue were as follows:

	Year Ended December 31,
	2014	2013	2012
Domestic
U.S. Army, Navy, and Air Force	$1,423	$1,485	$1,784
NASA, FAA, and U.S. Commercial	633	686	729
Other DoD and Intelligence Community	614	624	671
International	607	546	546
Total revenue	$3,277	$3,341	$3,730
International Sales
Our sales to customers outside the United States were $607, $546 and $546 or 19%, 16% and 15% of total revenue in 2014, 2013 and 2012, respectively. Included in sales to customers outside the United States were foreign military sales through the U.S. Government. Revenue and income from international operations and investments are subject to U.S. Government laws, regulations and policies, including the International Traffic in Arms Regulations (ITAR), the Foreign Corrupt Practices Act (FCPA) and the export laws and regulations described below, as well as foreign government laws, regulations and procurement policies and practices, which may differ from U.S.  Government regulations. In addition, embargoes, international hostilities and changes in currency values can also impact our international sales.
Regulatory Matters
We act as a prime contractor or major subcontractor for numerous U.S. Government programs. As a result, we are subject to the extensive regulations and requirements of the U.S. Government agencies and entities which govern these programs, including with respect to the award, administration and performance of contracts under such programs. We are also subject to certain specific business risks associated with U.S. Government program funding and appropriations and U.S. Government contracts, and with supplying technologically advanced, cutting-edge defense-related products and services to the U.S. Government.
U.S. Government contracts generally are subject to the Federal Acquisition Regulation (FAR), which sets forth policies, procedures and requirements for the acquisition of goods and services by the U.S. Government, agency-specific regulations that implement or supplement FAR, such as the DoD’s Defense Federal Acquisition Regulation Supplement (DFARS) and other applicable laws and regulations. These regulations impose a broad range of requirements, many of which are unique to government contracting, including various procurement, import and export, security, contract termination and adjustment, and audit requirements. In addition, these regulations govern contract pricing and cost by, among other things, defining allowable and unallowable costs, requiring certification and disclosure of all cost and pricing data in connection with certain contract negotiations, and otherwise governing the right to reimbursement under various U.S. Government contracts. These laws and regulations impose specific cost accounting practices that may differ from accounting principles generally accepted in the United States of America (GAAP). These regulations also impose restrictions on the use and dissemination of classified information for national security purposes and the exportation of certain products and technical data. We also cannot compete for or divest of work if an organizational conflict of interest related to such work exists and/or cannot be appropriately mitigated. A contractor’s failure to comply with these regulations and requirements could result in reductions to the value of contracts, contract modifications or termination, the assessment of penalties and fines, and lead to suspension or debarment, for cause, from government contracting or subcontracting for a period of time.
In addition, government contractors are also subject to routine audits and investigations by U.S. Government agencies such as the Defense Contract Audit Agency (DCAA). These agencies review a contractor’s performance on its U.S. Government contracts, including indirect rates and pricing practices and compliance with applicable contracting and procurement laws, regulations and standards. The DCAA also reviews the adequacy of a contractor’s compliance with

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U.S. Government standards for accounting and management internal control systems, including control environment and accounting systems, general information technology systems, budget and planning systems, purchasing systems, material management and accounting systems, compensation systems, labor systems, indirect and other direct costs systems, billing systems and estimating systems.
U.S. Government programs generally are implemented by the award of individual contracts and subcontracts. Congress generally appropriates funds on a fiscal year basis even though a program may extend across several fiscal years. Consequently, programs are often only partially funded initially and additional funds are committed only as Congress makes further appropriations. The contracts and subcontracts under a program generally are subject to termination for convenience or adjustment if appropriations for such programs are not available or change. The U.S. Government is required to equitably adjust a contract price for additions or reductions in scope or other changes ordered by it.
We are also involved in U.S. Government programs which are classified by the U.S. Government and cannot be specifically described in this Annual Report on Form 10-K. The operating results of these classified programs are included in our financial statements. The business risks and considerations associated with these classified programs generally do not differ materially from those of our other U.S. Government programs and products, and are subject to the same oversight and internal controls as other U.S. Government programs.
The export from the United States of many of our products may require the issuance of a license by either the U.S. Department of State under the Arms Export Control Act of 1976 and its implementing regulations under the ITAR, the U.S. Department of Commerce under the Export Administration Act and its implementing regulations as kept in force by the International Emergency Economic Powers Act of 1977 (IEEPA), and/or the U.S. Department of the Treasury under IEEPA or the Trading with the Enemy Act of 1917. Such licenses may be denied for reasons of U.S. national security or foreign policy. In the case of certain exports of defense equipment and services, the Department of State must notify Congress at least 15 to 60 days (depending on the identity of the importing country that will utilize the equipment and services) prior to authorizing such exports. During that time, Congress may take action to block or delay a proposed export by joint resolution which is subject to Presidential veto.
We are also subject to additional U.S. Government and foreign government regulations and contract requirements with respect to our sales to non-U.S. customers. Revenue and income from international operations and investments are subject to U.S. Government laws, regulations and policies, including the ITAR and the FCPA and export laws and regulations, as well as foreign government laws, regulations and procurement policies and practices, which may differ from U.S. Government regulation, including import-export control, investments, exchange controls, repatriation of earnings and requirements to expend a portion of program funds in-country.
The U.S. Government may revise its procurement practices or adopt new or revised contract rules and regulations at any time. In order to help ensure compliance with these complex laws and regulations, all of our employees are required to complete ethics training and other compliance training relevant to their respective positions.
Competition
We compete against many companies in the aerospace, defense, information and services markets, but primarily against Lockheed Martin Corporation, The Boeing Company, Raytheon Company, General Dynamics Corporation, L-3 Communications Corporation, Northrop Grumman Corporation, Harris Corporation, Leidos Holdings, Inc. and BAE Systems, Inc. Internationally, we also compete against these same companies as well as Thales Group, EADS N.V., Finmeccanica S.p.A. and many others. Intense competition and long procurement and operating cycles are both key characteristics of our business and the overall aerospace and defense industries. It is common in these industries for work on major programs to be shared among a number of companies and a company competing as a prime contractor may, upon ultimate award of the contract to another party, serve as a subcontractor for the ultimate prime contracting party. It is not uncommon to compete for a contract award with a peer company and, simultaneously, perform as a supplier to, or a customer of, such competitor on other contracts. The nature of major aerospace and defense programs, conducted under binding contracts, allows companies that perform well to benefit from a level of program continuity not common in many other industries.

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Our success in such competitive industries depends upon our ability to develop and market our products and services, as well as our ability to provide the people, technologies, facilities, equipment and financial capacity needed to deliver those products and services with maximum efficiency. We must continue to maintain reliable and trusted sources for raw materials, fabricated parts, electronic components and major subassemblies. In this manufacturing and systems integration environment, effective oversight of subcontractors and suppliers is as vital to success as managing internal operations. We have implemented a range of initiatives to promote our success in these critical areas in order to maintain or improve our competitive position within our markets. Our ability to successfully compete in the more labor intensive information and services markets depends on a number of factors, one of the most important of which is the capability to deploy skilled professionals, many requiring security clearances, at competitive prices across the diverse spectrum of customer requirements. We have implemented a range of initiatives to strengthen our ability to attract, develop and retain our workforce in order to maintain or improve our competitive position within these markets.
Intellectual Property
We own an intellectual property portfolio of U.S. and foreign patents, and unpatented know-how, data, software, trademarks and copyrights, all of which contribute to the preservation of our competitive position in the marketplace. Although our intellectual property rights in the aggregate are important to the operation of our business, we do not believe that any existing patent, license or other intellectual property right is of such importance that its loss or termination would have a material adverse effect on our business, taken as a whole.
In addition to our patent portfolio, we are licensed to use certain patents, technology, and other intellectual property rights owned and controlled by others, and, the U.S. Government and/or other entities are licensed to use certain patents, technology, and other intellectual property rights owned and controlled by us, under U.S.  Government contracts or otherwise. We believe that our business, taken as a whole, is not materially dependent on any one license agreement or related group of license agreements.
Research and Development
We conduct research and development activities to continually enhance our existing products and services, develop new products and services to meet our customers’ changing needs and requirements and address new market opportunities. During 2014, we invested $60 in research and development efforts compared to $54 in 2013 and $67 in 2012. These expenditures principally have been for product development for the U.S. Government. In addition, we also conduct funded research and development activities under U.S. Government contracts which are included in total revenue.
Employees
Respect, responsibility and integrity are our core values. We intend to continue our rigorous corporate responsibility programs which ensure a safe and secure work environment, compliance with government regulations, and allow our employees to voice any concerns while knowing these concerns will be appropriately addressed. Our Company is comprised of diverse people and we believe that our diversity enhances our creativity and enriches our work culture. We are committed to good corporate citizenship and intend to always maintain the trust and support of the communities in which our employees work and live.
As of December 31, 2014, we had approximately 10,000 employees, approximately 1,100 of whom were working under collective bargaining agreements with labor unions and worker representatives. These collective bargaining agreements, which cover approximately 11% of our employees, will be renegotiated at various times over the next 3 years as they expire. We have historically renegotiated these agreements without any significant disruption to our operating activities.

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Raw Materials, Suppliers and Seasonality
We depend on our extended supply chain for many of the raw materials, components and supplies used in our product and service offerings. We recognize that all supply networks can experience price fluctuations and capacity constraints that put pressure on pricing and lead times. Through our comprehensive supply chain management practices we evaluate our value chain for competitiveness, viability, and overall performance, which is an important and integral element of our overarching integrated management system. Our ability to maintain multiple sources of supply for many of the items we acquire reduces the risk of potential disruption to our operations. In those instances where we rely on single sources or are engaged in commodity markets with a limited number of suppliers, we attempt to mitigate those perceived risks through long-term agreements and additional supplier oversight. To date, we have not experienced, and do not foresee, significant difficulties in obtaining the materials, components or supplies necessary for our business operations.
We do not consider any material portion of our business to be seasonal. However, various factors can affect the distribution of our revenue between accounting periods, including the timing of contract awards, the availability of customer funding, product deliveries and customer acceptance.
Backlog
At December 31, 2014, total backlog was $6.3 billion compared to $6.5 billion at the end of 2013. Approximately 44% of total backlog at December 31, 2014 is expected to be converted into revenue in 2015. Total backlog included $2.8 billion of funded backlog and $3.5 billion of unfunded backlog at December 31, 2014.
Total backlog includes both funded backlog (firm orders for which funding is contractually obligated by the customer) and unfunded backlog (firm orders for which funding is not currently contractually obligated by the customer). Unfunded backlog represents firm orders, potential options on multi-year contracts and multi-year commercial contracts when demand is supported by customer backlog, and excludes potential orders under indefinite delivery / indefinite quantity (IDIQ) contracts. Backlog is converted into revenue as work is performed or deliveries are made. The level of order activity related to defense programs can be affected by the timing of government funding authorizations and project evaluation cycles. Year-over-year comparisons could, at times, be impacted by these factors, among others.
Contracts
Generally, the sales price arrangements for our contracts are either fixed-price, cost-plus or time-and-material. A fixed-price contract typically offers higher profit margin potential than a cost-plus or time-and-material contract, which is commensurate with the greater levels of risk we assume on a fixed-price contract.
On a fixed-price contract, we agree to perform the contractual statement of work for a predetermined sales price. Although a fixed-price contract generally permits us to retain profits if the total actual contract costs are less than the estimated contract costs, we bear the risk that increased or unexpected costs may reduce our profit or cause us to sustain losses on the contract.
On a cost-plus contract, we are paid our allowable incurred costs plus a profit which can be fixed or variable depending on the contract’s fee arrangement up to predetermined funding levels determined by our customers. Cost-plus contracts with award and incentive fee provisions are our primary variable contract fee arrangements. Award fees provide for a fee based on actual performance relative to contractually specified performance criteria. Incentive fees generally provide for a fee based on the relationship which total allowable costs bear to target cost.
On a time-and-material contract, we are paid on the basis of direct labor hours expended at specified fixed-price hourly rates (that include wages, overhead, allowable general and administrative expenses and profit) and materials at cost. Therefore, on cost-plus and time-and-material contracts we generally do not bear the risks of unexpected cost overruns, provided that we do not incur costs that exceed the predetermined funded amounts.
We believe we have a balanced mix of fixed-price, cost-plus and time-and-material contracts and a diversified business base with limited reliance on any single contract.

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The table below presents the percentage of our total revenue generated from each contract type for the years ended December 31, 2014, 2013, and 2012.

	Year Ended December 31,
Contract type	2014	2013	2012
Fixed price	53%	50%	52%
Cost plus and time-and-material	47%	50%	48%
Total revenue	100%	100%	100%
Environmental
We are subject to stringent federal, state, local and foreign environmental laws and regulations. These environmental laws and regulations are subject to change, which can be difficult to predict reliably and the timing of potential changes is uncertain. Environmental requirements significantly affect our operations, and we have established an internal program to address our compliance with these requirements.
We are responsible, or are alleged to be responsible, for ongoing environmental investigation and remediation of multiple sites. These sites are in various stages of investigation and/or remediation and in many of these proceedings our liability is considered de minimis. We have received notification from the U.S. Environmental Protection Agency (EPA), and from other governmental agencies, that a number of sites formerly or currently owned and/or operated by Exelis, and other properties or water supplies that may be or have been impacted by those operations, contain disposed or recycled materials or wastes and require environmental investigation and/or remediation. These sites include instances where we have been identified as a potentially responsible party under federal and state environmental laws and regulations. Our accruals for environmental matters are recorded on a site-by-site basis when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies available to us.
It is difficult to estimate the final costs of investigation and remediation due to various factors, including incomplete information regarding particular sites and other potentially responsible parties, uncertainty regarding the extent of investigation or remediation and our share, if any, of liability for such conditions, the selection of alternative remedial approaches, and changes in environmental standards and regulatory requirements. We have estimated and accrued $26 and $26 as of December 31, 2014 and 2013, respectively, for environmental matters. We believe the total amount accrued is appropriate based on existing facts and circumstances.
Cautionary Statement Concerning Forward-looking Statements
Some of the information included herein includes forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995 (the “Act”). Whenever used, words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “may,” “could,” “outlook” and other terms of similar meaning are intended to identify such forward-looking statements. Forward-looking statements are uncertain and to some extent unpredictable, and involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from those expressed in, or implied from, such forward-looking statements. The Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from the Company’s historical experience and our present expectations or projections. These risks and uncertainties include, but are not limited to, those described in Item 1A, “Risk Factors,” and elsewhere in this report, and those described from time to time in our future reports filed with the Securities and Exchange Commission.
Available Information, Internet Address and Internet Access to Current and Periodic Reports
Our website address is www.exelisinc.com. Exelis makes available free of charge on or through this website under “SEC Filings,” our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission (SEC). Information contained on our website is not incorporated

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by reference unless specifically stated herein. As noted, we file the above reports electronically with the SEC, and they are available on the SEC’s web site (www.sec.gov). In addition, all reports filed by Exelis with the SEC may be read and copied at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.
Item  1A. RISK FACTORS
You should carefully consider each of the following risks, which we believe are the principal risks that we face and of which we are currently aware, and all of the other information in this report. Should any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially and adversely affected, the trading price of our common stock could decline, and you could lose all or part of your investment in the Company.
Risks Relating to Our Business
We face the following risks in connection with the general conditions and trends of the industry in which we operate:
We are dependent on the U.S. Government for a substantial portion of our business, and the outlook for U.S. Government spending is uncertain.
Approximately 78% of our 2014 revenues were derived from products and services ultimately sold to the U.S. Government, primarily defense-related programs with the Department of Defense (DoD). Our sales are affected by and dependent on the federal budget and related federal spending levels. Federal spending is affected by numerous factors, including our nation’s national security posture and the perceived threat environment, macroeconomic conditions, changes in U.S. procurement policies, presidential administration priorities, and the ability of the U.S. Government to enact relevant legislation, such as appropriations bills. Any of these factors could result in a significant redirection of current and future DoD budgets and impact our future operations and cash flows.
The Budget Control Act of 2011 (Budget Control Act) provided for a reduction in planned defense budgets and mandated substantial additional spending reductions through a process known as “sequestration.” The sequestration spending reductions required for defense were approximately $43 billion for fiscal year 2013, increasing to approximately $55 billion for fiscal year 2014 and beyond. The combined effect of the Bipartisan Budget Act of 2013 and the Consolidated Appropriations Act of 2014 is a substantial alteration of sequestration in the near term. Though combined sequestration cuts of $55 billion were triggered in fiscal year 2013, there were no additional cuts, across the board cuts or sequestration in fiscal year 2014. Congress enacted a fiscal year 2014 appropriations bill implementing the defense and non-defense caps. Congress also enacted a more comprehensive CR-Omnibus appropriations measure for fiscal year 2015 which adhered to the $1.014 trillion combined discretionary spending caps and thus avoided triggering sequestration. By incorporating these alterations to the original Budget Control Act, the Congressional Budget Office still anticipates achievement of $539 billion in discretionary spending reductions from fiscal year 2016 to 2021.
The U.S. Government also conducts periodic reviews of U.S. defense strategies and priorities, which may shift DoD budgetary priorities and reduce overall U.S. Government spending. In addition, changes to the DoD acquisition system and contracting models could affect whether and how we pursue certain opportunities and the terms under which we are able to do so. Overall, we expect that top-line defense spending will decline over the next several years. Such funding cuts will likely have an impact across the DoD budget. Such reductions in U.S. Government spending and policy could have a material impact on our business.
We cannot predict the impact on existing, follow-on, replacement or future programs from potential changes in priorities due to changes in U.S. Government spending levels, military strategy and planning and/or changes in social-political priorities. A shift in government priorities to programs in which we do not participate and/or reductions in funding for or the termination of programs in which we do participate, unless offset by other programs and opportunities, could have a material adverse effect on our financial position, results of operations and/or cash flows. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Known Trends and Uncertainties.”

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The termination of government contracts may adversely affect our business.
Our financial performance is dependent on our performance under our U.S. Government contracts. The U.S. Government, and other governments, may terminate any of our government contracts, in whole or in part, without prior notice, at their convenience, as well as for default based on our failure to meet specified performance measurements. If any of our government contracts were to be terminated for convenience, we generally would be entitled to receive payment for work completed and allowable termination or cancellation costs. If any of our government contracts were to be terminated for default, generally the U.S. Government would pay only for the work that has been accepted and can require us to pay the difference between the original contract price and the cost to re-procure the contract items, net of the work accepted from the original contract. The U.S. Government can also hold us liable for damages resulting from the default. The termination of any of our government contracts, whether for convenience or default, may adversely affect our current programs and may reduce our revenue, earnings or cash flows.
As a U.S. Government contractor, we are subject to a number of procurement regulations and could be adversely affected by changes in regulations or any negative findings from a U.S. Government audit or investigation.
U.S. Government contractors must comply with many significant procurement regulations and other requirements. These regulations and requirements, although customary in government contracts, increase our performance and compliance costs. If any such regulations or procurement requirements change, our costs of complying with them could increase and therefore reduce our margins.
We operate in a highly regulated environment and are routinely audited and reviewed by the U.S. Government and its agencies such as the Defense Contract Audit Agency (DCAA) and Defense Contract Management Agency (DCMA). These agencies review our performance under our contracts, our cost structure and our compliance with applicable laws, regulations and standards, as well as the adequacy of, and our compliance with, our internal control systems and policies. Systems that are subject to review include, but are not limited to, our accounting systems, purchasing systems, billing systems, property management and control systems, cost estimating systems, compensation systems and management information systems. Any costs found to be unallowable or improperly allocated to a specific contract will not be reimbursed or must be refunded if already reimbursed. If an audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, which may include termination of contracts, forfeiture of profits, suspension of payments, fines and suspension, or prohibition from doing business with the U.S. Government. Whether or not illegal activities are alleged, the U.S. Government also has the ability to decrease or withhold certain payments when it deems systems subject to its review to be inadequate or if it believes it is in the government’s best interests during a dispute. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us.
The U.S. Government, from time to time, may require its contractors to reduce certain contract prices, or may disallow costs allocated to certain contracts. These adjustments can involve substantial amounts. In the past, as a result of such audits and other investigations and inquiries, we have on occasion made adjustments to our contract prices and the costs allocated to our government contracts.
We are also, from time to time, subject to U.S. Government investigations relating to our operations, and we are subject to or expected to perform in compliance with a vast array of federal laws, including but not limited to the Truth in Negotiations Act, the False Claims Act, the Procurement Integrity Act, Cost Accounting Standards, the International Traffic in Arms Regulations promulgated under the Arms Export Control Act, the Close the Contractor Fraud Loophole Act and the Foreign Corrupt Practices Act. If we are convicted or otherwise found to have violated the law, or are found not to have acted responsibly as defined by the law, we may be subject to reductions of the value of contracts, contract modifications or termination and the assessment of penalties and fines, compensatory or treble damages, which could have a material adverse effect on our financial position, results of operations, or cash flows. Such findings or convictions could also result in suspension or debarment from government contracting. Given our dependence on government contracting, suspension or debarment could have a material adverse effect on our financial position, results of operations, or cash flows.

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Competition within our markets may reduce our revenue and market share.
We operate in highly competitive markets, and our competitors may have more extensive or more specialized engineering, manufacturing and marketing capabilities than we do in some areas. The recent defense industry downturn has led to increased competition and we expect this heightened degree of competition to continue. In addition, as discussed above, projected U.S. defense spending levels for periods beyond the near-term are uncertain and difficult to predict. Changes in U.S. defense spending may limit certain future market opportunities. We are also facing increasing competition in our domestic and international markets from foreign and multinational firms. Additionally, some customers, including the DoD, are increasingly turning to commercial contractors, rather than traditional defense contractors, for technology and support work. If we are unable to continue to compete successfully against our current or future competitors, we may experience declines in revenue and market share which could negatively impact our financial position, results of operations, or cash flows. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Known Trends and Uncertainties.”
Many of our contracts contain performance obligations that require innovative design capabilities, are technologically complex, require state-of-the-art manufacturing expertise or are dependent upon factors not wholly within our control. Failure to meet these obligations could adversely affect our profitability and future prospects.
We design, develop and manufacture technologically advanced and innovative products and services applied by our customers in a variety of environments. Problems and delays in development or delivery as a result of issues with respect to design, technology, licensing and patent rights, labor, learning curve assumptions or materials and components could prevent us from achieving contractual requirements.
In addition, our products cannot be tested and proven in all situations and are otherwise subject to unforeseen problems. Examples of unforeseen problems that could negatively affect revenue and profitability include loss on launch of spacecraft, premature failure of products that cannot be accessed for repair or replacement, problems with quality and workmanship, country of origin, delivery of subcontractor components or services and unplanned degradation of product performance. These failures could result, either directly or indirectly, in loss of life or property. Among the factors that may affect revenue and profits could be unforeseen costs and expenses not covered by insurance or indemnification from the customer, loss of follow-on work, and, in the case of certain contracts, liquidated damages, penalties and repayment to the customer of contract cost and fee payments we previously received.
We use estimates in accounting for many of our programs and changes in our estimates could adversely affect our future financial results.
Accounting for our contracts requires judgment relative to assessing risks, including risks associated with customer directed delays and reductions in scheduled deliveries, unfavorable resolutions of claims and contractual matters, judgments associated with estimating contract revenues and costs, and assumptions for schedule and technical issues. Due to the size and nature of many of our contracts, the estimation of total revenues and cost at completion is complicated and subject to many variables. For example, we must make assumptions regarding the length of time to complete the contract because costs also include expected increases in wages and prices for materials; whether the intent of entering into multiple contracts was effectively to enter into a single project in order to determine whether such contracts should be combined or segmented; incentives or penalties related to performance on contracts in estimating revenue and profit rates, and record them when there is sufficient information for us to assess anticipated performance; and estimates of award fees in estimating revenue and profit rates based on actual and anticipated awards. Because of the significance of the judgments and estimation processes involved in accounting for our contracts, materially different amounts could be recorded if we used different assumptions or if the underlying circumstances were to change. Changes in underlying assumptions, circumstances or estimates may adversely affect our future results of operations and financial condition.

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The level of returns on defined benefit plan assets, changes in interest rates and other factors could affect our earnings and cash flows in future periods.
A substantial portion of Exelis’ current and retired employee population is covered by defined benefit pension and other postretirement defined benefit plans (collectively, “defined benefit plans”). We may experience significant fluctuations in costs related to defined benefit plans as a result of macro-economic factors, such as interest rates, that are beyond our control. The cost of our defined benefit plans is incurred over long periods of time and involves various factors and uncertainties during those periods which can be volatile and unpredictable, including the rates of return on defined benefit plan assets, discount rates used to calculate liabilities and expenses, rates of future compensation increases, mortality of plan participants and trends for future medical costs. Management develops each assumption using relevant plan and Company experience and expectations in conjunction with market-related data. Our financial position and results of operations could be materially affected by significant changes in key economic indicators, financial market volatility, future legislation and other governmental regulatory actions.
We make contributions to fund our defined benefit plans when considered necessary or advantageous to do so. The macro-economic factors discussed above, including the return on defined benefit plan assets and the minimum funding requirements established by government funding or taxing authorities, or established by other agreement, may influence future funding requirements. A significant decline in the fair value of our plan assets, or other adverse changes to our overall defined benefit plans could require us to make significant funding contributions and affect cash flows in future periods.
U.S. Government Cost Accounting Standards govern the extent to which postretirement costs and plan contributions are allocable to and recoverable under contracts with the U.S. Government. As a result, we have sought and expect to continue to seek reimbursement from the U.S. Government for a portion of our postretirement costs and plan contributions.
On December 27, 2011 the U.S. Government’s Cost Accounting Standards Board (CASB) published a final rule that harmonizes Cost Accounting Standards (CAS) pension cost reimbursement rules with the Pension Protection Act of 2006 (PPA) funding requirements. The rule is expected to eventually mitigate the mismatch between CAS costs and PPA-amended ERISA minimum funding requirements, and result in an acceleration of allowable CAS pension costs as compared to the prior rules. The final rule applied to our contracts starting in 2013, although due to a five-year phase in, the rule will not begin to have a material impact on cost reimbursement until 2015, with full phase-in not achieved until 2017. We anticipate that government contractors will be entitled to an equitable adjustment for any additional CAS contract costs resulting from the final rule.
Cost growth on contracts that is not recoverable from our customers exposes us to reduced profitability and the potential loss of future business.
Our operating income is adversely affected when we incur certain contract costs or certain increases in contract costs that cannot be billed to customers. This cost growth can occur if estimates to complete increase due to technical challenges, manufacturing difficulties or delays, or workforce-related issues, or if initial estimates used for calculating the contract cost were incorrect. The cost estimation process requires significant judgment and expertise. Reasons for cost growth may include unavailability or reduced productivity of labor, the nature and complexity of the work to be performed, the timeliness and availability of materials, major subcontractor performance and quality of their products, the effect of any delays in performance, availability and timing of funding from the customer, natural disasters and the inability to recover any claims included in the estimates to complete. A significant change in cost estimates on one or more programs could have a material adverse effect on our financial position, results of operations or cash flows.
Most of our contracts are fixed-price contracts or flexibly priced contracts. Our risk varies with the type of contract. Flexibly priced contracts include both cost-plus and time-and-material contracts. Due to their nature, fixed-price contracts inherently have more risk than flexibly priced contracts. Approximately 53% of our total revenue was derived from fixed-price contracts for the year ended December 31, 2014. We typically enter into fixed-price contracts where costs can be reasonably estimated based on experience. In addition, our contracts contain provisions relating to cost controls and audit rights. If the terms specified in our contracts are not met, then profitability may be reduced. Fixed-price development work comprises a small portion of our firm fixed-price contracts and inherently has more

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uncertainty as to future events than production contracts and therefore more variability in estimates of the costs to complete the development stage. As work progresses through the development stage into production, the risks associated with estimating the total costs of the contract are generally reduced. In addition, successful performance of firm fixed-price development contracts that include production units is subject to our ability to control cost growth in meeting production specifications and delivery rates. While management uses its best judgment to estimate costs associated with fixed-price development contracts, future events could result in either upward or downward adjustments to those estimates.
Under cost-plus contracts the allowable costs incurred by the contractor are subject to reimbursement plus a fee that represents profit. We enter into cost-plus contracts for development programs with complex design and technical challenges. These cost-plus programs typically have award or incentive fees that are subject to uncertainty and may be earned over extended periods. In these cases the associated financial risks are primarily in lower profit rates or program cancellation if cost, schedule, or technical performance issues arise.
Our earnings and margins may vary based on the mix of our contracts and programs, our performance, and our ability to control costs.
Our earnings and margins may vary depending on the types and timing of long-term government contracts undertaken, the nature of the products produced or services performed under those contracts, the costs incurred in performing the work, the achievement of other performance objectives, and the stage of performance at which the right to receive fees is finally determined (particularly under award and incentive fee contracts).
Our backlog includes a variety of contract types which are intended to address changing risk and reward profiles as a program matures. Contract types include fixed price, cost-plus, fixed-price incentive, and time-and-material contracts. Under fixed-price contracts, we receive a fixed price despite the actual costs we incur. We have to absorb any costs in excess of the fixed price. Under cost-plus contracts, we are reimbursed for allowable costs and paid a fee, which may be fixed or performance-based. In these cases, the associated financial risks primarily relate to a reduction in fees, and the program could be cancelled if cost, schedule, or technical performance issues arise. Under a fixed-price incentive contract, the allowable costs incurred are eligible for reimbursement, but are subject to a cost-share limit which affects profitability. If our costs exceed the contract target cost or are not allowable under the applicable regulations, we may not be able to obtain reimbursement for all costs incurred and may have our fees reduced or eliminated. Under time-and-material contracts, we are paid for labor at negotiated hourly billing rates and for certain expenses.
Contracts for development programs that have complex design and technical challenges are typically cost-plus. Other contracts in backlog are for the transition from development to production (e.g., Low Rate Initial Production), which includes the challenge of starting and stabilizing a manufacturing production and test line while the final design is being validated. These may be fixed price, cost-plus or fixed-price incentive contracts. There are also contracts for production as well as operations and maintenance of the delivered products that have the challenge of achieving a stable production and delivery rate, while maintaining operability of the product after delivery. These contracts are mainly fixed-price, although some operations and maintenance contracts are time-and-material contracts.
The failure to perform to customer expectations and contract requirements may result in reduced fees or claims made against us by our customers and affect our financial performance in that period. Under each type of contract, if we are unable to control costs, our operating results could be adversely affected, particularly if we are unable to justify an increase in contract value to our customers. Cost overruns or the failure to perform on existing programs also may adversely affect our ability to retain existing programs and win future contract awards.
Our earnings and margins depend, in part, on our ability to perform under contracts.
When agreeing to contractual terms, our management makes assumptions and projections about future conditions and events, many of which extend over long periods. These projections assess the productivity and availability of labor, the complexity of the work to be performed, the cost and availability of materials, the impact of delayed performance, and the timing of product deliveries. If there is a significant change in one or more of these circumstances or estimates, or if we face unanticipated contract costs, the profitability of one or more of these contracts may be adversely affected.

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Our earnings and margins depend, in part, on subcontractor performance as well as raw material and component availability and pricing.
We rely on other companies to provide raw materials and major components for our products and we rely on subcontractors to produce hardware elements and sub-assemblies and perform some of the services that we provide to our customers. Disruptions or performance problems caused by our subcontractors and vendors could have an adverse effect on our ability to meet our commitments to customers. Our ability to perform our obligations as a prime contractor could be adversely affected if one or more of the vendors or subcontractors are unable to provide the agreed-upon products or materials or perform the agreed-upon services in a timely and cost-effective manner.
Our costs may increase over the term of our contracts. Through cost escalation provisions contained in some of our contracts, we may be protected from increases in material costs to the extent that the increases in our costs are in line with industry indices. However, the difference in basis between our actual material costs and these indices may expose us to cost uncertainty even with these provisions. A significant delay in supply deliveries of our key raw materials required in our production processes could have a material adverse effect on our financial position, results of operations, or cash flows.
In connection with our government contracts, we are required to procure certain materials, components and parts from supply sources approved by the U.S. Government. There are currently several components for which there may be only one supplier. The inability of a sole source supplier to meet our needs could have a material adverse effect on our financial position, results of operations, or cash flows.
Our international business exposes us to additional risks.
Our international business constituted approximately 19% of total revenue for the year ended December 31, 2014. We are subject to numerous U.S. and foreign laws and regulations, including, without limitation, regulations relating to import-export control, technology transfer restrictions, repatriation of earnings, exchange controls, the Foreign Corrupt Practices Act and the anti-boycott provisions of the U.S. Export Administration Act. Failure by us or our sales representatives or consultants to comply with these laws and regulations could result in administrative, civil, or criminal liabilities and could, in the extreme case, result in suspension or debarment from government contracts or suspension of our export privileges, which could have a material adverse effect on us. Changes in regulation or political environment may affect our ability to conduct business in foreign markets, including investment, procurement and repatriation of earnings.
The services and products we provide internationally, including through the use of subcontractors, are sometimes in countries with unstable governments, in areas of military conflict or at military installations. This increases the risk of an incident resulting in damage or destruction to our products or resulting in injury or loss of life to our employees, subcontractors or other third parties. We maintain insurance to mitigate risk and potential liabilities related to our international operations, but our insurance coverage may not be adequate to cover these claims and liabilities and we may bear substantial costs arising from those claims. The impact of these factors is difficult to predict, but any one or more of them could adversely affect our financial position, results of operations, or cash flows.
Our future success depends, in part, on our ability to develop new products and new technologies and maintain technologies, facilities, equipment and a qualified workforce to meet the needs of current and future customers.
The markets in which we operate are characterized by changing technologies. The product, program and service needs of our customers change and evolve regularly. Accordingly, our success in the competitive defense industry depends upon our ability to develop and market our products and services. If we fail to maintain our competitive position, we could lose a significant amount of future business to our competitors, which would have a material adverse effect on our ability to generate favorable financial results and maintain market share.
Our operating results are heavily dependent upon our ability to attract and retain sufficient personnel with requisite skills and/or security clearances. If qualified personnel become scarce, we could experience higher labor, recruiting or training costs in order to attract and retain such employees or could experience difficulty in performing under our contracts if the needs for such employees are unmet.

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Unforeseen environmental issues could have a material adverse effect on our financial position, results of operations, or cash flows.
Our operations are subject to and affected by many federal, state, local and foreign environmental laws and regulations. In addition, we could be affected by future environmental laws or regulations, including, for example, new restrictions on materials used in our operations. Compliance with current and future environmental laws and regulations currently requires and is expected to continue to require significant operating and capital costs.
Environmental laws and regulations may authorize substantial fines and criminal sanctions as well as facility shutdowns to address violations, and may require the installation of costly pollution control equipment or operational changes to limit emissions or discharges. We also incur, and expect to continue to incur, costs to comply with current environmental laws and regulations related to remediation of conditions in the environment. In addition, if violations of environmental laws result in our, or in one or more facilities, being placed on the “Excluded Parties List” maintained by the General Services Administration, we could become ineligible to receive certain contracts, subcontracts and other benefits from the federal government or to perform work under a government contract or subcontract at any listed facility. Generally, such ineligibility would continue until the basis for the listing has been appropriately addressed.
Developments such as the adoption of new environmental laws and regulations, stricter enforcement of existing laws and regulations, violations by us of such laws and regulations, discovery of previously unknown or more extensive contamination, litigation involving environmental impacts, our inability to recover costs associated with any such developments under previously priced contracts, or financial insolvency of other responsible parties could in the future have a material adverse effect on our financial position, results of operations, or cash flows.
We rely on our information systems in our operations. Security breaches and other disruptions could adversely affect our business and results of operations.
As a U.S. defense contractor, we face certain security threats, including cyber-security threats to our information technology infrastructure, attempts to gain access to our proprietary or classified information, and threats to physical security. Cyber-security threats are evolving and include, among others, malicious software, attempts to gain unauthorized access to data, and other electronic security breaches that could lead to disruptions in mission critical systems, unauthorized release of confidential or otherwise protected information and corruption of data. The unavailability of our information systems, the failure of these systems to perform as anticipated for any reason or any significant breach of security could disrupt our operations, lead to financial losses from remedial actions, require significant management attention and resources, and could negatively impact our reputation among our customers and the public, which could have a negative impact on our financial condition, results of operations and liquidity.
Our systems are decentralized, which presents various risks, including the risk that we may be slower or less able to identify or react to problems affecting a key business than we would be in a more centralized environment. In addition, “company-wide” business initiatives, such as the integration of information technology systems, or the formation of a technology system impacting different parts of our business, are often more challenging and costly to implement, and their risk of failure higher, than they would be in a more centralized environment. Depending on the nature of the initiative in question, such failure could materially adversely affect our business, financial condition or results of operations.
Misconduct of our employees, subcontractors, agents and business partners could cause us to lose customers or our ability to obtain new contracts.
Misconduct, fraud or other improper activities by our employees, subcontractors, agents or business partners could have a significant adverse impact on our business and reputation. Such misconduct could include the failure to comply with federal, state or local government procurement regulations, regulations regarding the protection of classified information, legislation regarding the pricing of labor and other costs in government contracts, laws and regulations relating to environmental matters, bribery of foreign government officials, import-export control, lobbying or similar activities, and any other applicable laws or regulations. Misconduct involving data security lapses resulting in the compromise of personal information or the improper use of our customer’s sensitive or classified information could result in remediation costs, regulatory sanctions against us and serious harm to our reputation. Other examples of potential misconduct include falsifying time or other records and violations of the Anti-Kickback Act. Although we

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have implemented policies, procedures and controls to prevent and detect these activities, these precautions may not prevent all misconduct and as a result, we could face unknown risks or losses. Our failure to comply with applicable laws or regulations or misconduct by any of our employees, subcontractors, agents or business partners could subject us to fines and penalties, loss of security clearance, loss of current and future customer contracts and suspension or debarment from contracting with federal, state or local government agencies, any of which would adversely affect our business, our reputation and our future results.
Our level of indebtedness and our ability to make payments on or service our indebtedness may adversely affect our financial and operating activities or our ability to incur additional debt.
At December 31, 2014, we had $650 million in aggregate principal amount of outstanding debt, including $250 million of 4.25% senior notes due in 2016 and $400 million of 5.55% senior notes due in 2021. In addition, at December 31, 2014, we had borrowing capacity of $500 million available to us under our bank credit facility. In the future, we may increase our borrowings, subject to limitations imposed on us by our debt agreements.
Our ability to make payments on and to refinance our indebtedness as well as any future debt that we may incur, will depend on our ability to generate cash in the future from operations, financings or asset sales. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are not able to repay or refinance our debt as it becomes due, we may be forced to sell assets or take other disadvantageous actions, including (i) reducing financing in the future for working capital, capital expenditures and general corporate purposes or (ii) dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness. In addition, our ability to withstand competitive pressures and to react to changes in the defense technology industry could be impaired. The lenders who hold such debt could also accelerate amounts due, which could potentially trigger a default or acceleration of any of our other debt.
We may increase our debt or raise additional capital in the future, which could affect our financial health, and may decrease our profitability.
We may increase our debt or raise additional capital in the future, subject to restrictions in our debt agreements. If our cash flow from operations is less than we anticipate, or if our cash requirements are more than we expect, we may require more financing. However, debt or equity financing may not be available to us on terms acceptable to us, if at all. If we incur additional debt or raise equity through the issuance of our preferred stock, the terms of the debt or our preferred stock issued may give the holders rights, preferences and privileges senior to those of holders of our common stock, particularly in the event of liquidation. The terms of the debt may also impose additional and more stringent restrictions on our operations than we currently have. If we raise funds through the issuance of additional equity, your percentage ownership in us would decline. If we are unable to raise additional capital when needed, it could affect our financial health, which could negatively affect your investment in us.
A downgrade in our credit ratings could materially adversely affect our business.
The credit ratings assigned to our debt securities could change based upon, among other things, our results of operations, financial condition, mergers, acquisitions or dispositions. These ratings are subject to ongoing evaluation by credit rating agencies, and there can be no assurance that any rating will not be changed or withdrawn by a rating agency in the future. Moreover, these credit ratings are not recommendations to buy, sell or hold any of our debt securities. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under review for a downgrade or have been assigned a negative outlook, would likely increase our borrowing costs and affect our ability to incur new indebtedness or refinance our existing indebtedness, which could in turn have a material adverse effect on our financial condition, results of operations, cash flows, and could also have a material adverse effect on the market value of the our common stock and outstanding debt securities.

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Goodwill and other intangible assets represent a significant portion of our assets and any impairment of these assets could negatively impact our results of operations.
At December 31, 2014, our goodwill and other intangible assets were approximately $2.1 billion, net of accumulated amortization, which represented approximately 44% of our total assets. Goodwill is tested for impairment on an annual basis, or whenever events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable. We also review the carrying value of finite-lived intangible assets for impairment when impairment indicators arise. We estimate the fair value of reporting units used in the goodwill impairment test using an income approach, and as a result the fair value measurements depend on revenue growth rates, future operating margin assumptions, risk-adjusted discount rates, future economic and market conditions, and identification of appropriate market comparable data. Because of the significance of our goodwill and other intangible assets, any future impairment of these assets could have a material adverse effect on our results of operations and financial condition.
We depend on the recruitment and retention of qualified personnel, and our failure to attract and retain such personnel could seriously harm our business.
Due to the specialized nature of our business, our future performance is highly dependent upon the continued services of our key engineering personnel and executive officers, the development of additional management personnel and the hiring of new qualified engineering, manufacturing, marketing, sales and management personnel for our operations. Competition for qualified personnel is intense, and we may not be successful in attracting or retaining qualified personnel. In addition, certain personnel may be required to receive security clearance and substantial training in order to work on certain programs or perform certain tasks. The loss of key employees, our inability to attract new qualified employees or adequately train employees, or the delay in hiring key personnel could seriously harm our business, results of operations and financial condition.
We may be unable to adequately protect our proprietary information, trade secrets and intellectual property rights, which could affect our ability to compete.
We own many U.S. and foreign patents, trademarks, copyrights, and other forms of intellectual property. The U.S. Government has rights to use certain intellectual property that we develop in performance of government contracts, and it may use or authorize others to use such intellectual property. Our intellectual property is subject to challenge, invalidation, misappropriation or circumvention by third parties.
We also rely significantly upon proprietary technology, information, processes and know-how that are not protected by patents. We seek to protect this information through trade secret or confidentiality agreements with our employees, consultants, subcontractors and other parties, as well as through other security measures. These agreements and security measures may not provide meaningful protection for our unpatented proprietary information. In the event of an infringement of our intellectual property rights, a breach of a confidentiality agreement or divulgence of proprietary information, we may not have adequate legal remedies to maintain our intellectual property. Litigation to determine the scope of intellectual property rights, even if ultimately successful, could be costly and could divert management’s attention away from other aspects of our business. In addition, our trade secrets may otherwise become known or be independently developed by competitors.
In some instances, we have licensed the proprietary intellectual property of others, but we may be unable in the future to secure the necessary licenses to use such intellectual property on commercially reasonable terms.
Unanticipated changes in our provision for income taxes or exposure to additional income tax liabilities could affect our profitability.
We are subject to income taxes in the United States and many foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Furthermore, changes in domestic or foreign income tax laws and regulations, or their interpretation, could result in higher or lower income tax rates assessed or changes in the taxability of certain sales or the deductibility of certain expenses, thereby affecting our income tax expense and profitability. In addition, we regularly are under audit by tax authorities. The final determination of tax audits could be materially different from our historical income tax provisions and accruals.

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Additionally, changes in the geographic mix of our sales could also impact our tax liabilities and affect our income tax expense and profitability.
Some of our workforce is represented by labor unions so our business could be harmed in the event of a prolonged work stoppage.
Approximately 1,100 of our employees are unionized, which represents approximately 11% of our employee-base at December 31, 2014. As a result, we may experience work stoppages, which could adversely affect our business. We cannot predict how stable our union relationships will be or whether we will be able to successfully negotiate successor agreements without impacting our financial condition. In addition, the presence of unions may limit our flexibility in dealing with our workforce. Work stoppages could negatively impact our ability to manufacture our products on a timely basis, which could negatively impact our results of operations and financial condition.
The effects of changes in worldwide political, social, economic and capital markets conditions may significantly affect our revenue, profitability, results of operations and our ability to maintain liquidity or procure capital.
Our business may be adversely affected by factors in the United States and other countries that are beyond our control, such as disruptions in financial markets or downturns in economic activity in specific countries or regions, or in the various industries in which the Company operates; social, political or labor conditions in specific countries or regions; or adverse changes in the availability and cost of capital, interest rates, foreign currency exchange rates, tax rates, or regulations in the jurisdictions in which the Company operates. If, for any reason, we lose access to our currently available lines of credit, or if we are required to raise additional capital, we may be unable to do so in the current credit and stock market environment, or we may be able to do so only on unfavorable terms.
Adverse changes to financial conditions could jeopardize certain counterparty obligations, including those of our insurers and financial institutions and other third parties. The tightening of credit markets may reduce the funds available to our customers to buy our products and services for an unknown, but perhaps lengthy, period. Restrictive credit markets may also result in customers extending times for payment and may result in our having higher customer receivables with increased default rates. General concerns about the fundamental soundness of domestic and foreign economies may also cause customers to reduce consumption even in a stable marketplace.
Our proposed merger with Harris may cause disruption in our business and, if the proposed merger does not occur, we will have incurred significant expenses, may need to pay a termination fee under the merger agreement and our stock price may decline.
On February 5, 2015, we entered into a definitive merger agreement with Harris Corporation (“Harris”) under which the Company will become a wholly owned subsidiary of Harris when the transaction closes. Under the merger agreement, at the time of the merger, all issued and outstanding shares of Exelis common stock will be canceled and Exelis shareholders will receive $16.625 in cash and 0.1025 of a share of Harris common stock for each share of Exelis common stock they own. Upon closing, Harris shareholders will own approximately 85 percent of the combined company and Exelis shareholders will own approximately 15 percent. The proposed merger has been approved by the boards of directors of both companies. The transaction is expected to close during the second quarter of 2015, subject to customary closing conditions, including regulatory and Exelis shareholder approval. There are no assurances that the proposed merger with Harris will be consummated on the expected timetable, or at all.
The announcement of the proposed merger, whether or not consummated, may result in a loss of key personnel and may disrupt our sales, strategic growth initiatives, research and development, or other key business activities, which may have an impact on our financial performance. The merger agreement generally requires us to operate our business in the ordinary course pending consummation of the proposed merger, but includes certain contractual restrictions on the conduct of our business that may affect our ability to execute on our business strategies and attain our financial goals. Additionally, the announcement of the proposed merger, whether or not consummated, may impact our relationships with third parties, including collaboration with partners, suppliers, customers and others.
As more fully described in Note 21, "Proposed Merger" to the Notes of the Consolidated Financial Statements, the completion of the proposed merger is subject to certain conditions, including, among others: (1) the approval of the merger agreement by Exelis’ shareholders; (2) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (3) receipt of required regulatory approvals,

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including all consents required to be obtained from the Federal Communications Commission pursuant to communications laws in connection with the merger; (4) the absence of certain legal impediments preventing the consummation of the merger; (5) the approval by the New York Stock Exchange of the listing the shares of Harris common stock issuable to Exelis shareholders under the merger agreement; (6) the effectiveness of the registration on Form S-4 to be filed by Harris relating to the shares of Harris common stock to be issued in the merger; (7) the truth of the representations and warranties of the parties and the compliance of the parties with their respective covenants, subject to customary qualifications including with respect to materiality; and (8) the absence of a material adverse effect occurring with respect to Exelis.
We cannot predict whether the closing conditions for the proposed merger set forth in the merger agreement will be satisfied. As a result, we cannot assure you that the proposed merger will be completed. If the closing conditions for the proposed merger set forth in the merger agreement are not satisfied or waived pursuant to the merger agreement, or if the transaction is not completed for any other reason, the market price of our common stock may decline. In addition, if the proposed merger does not occur, we will nonetheless remain liable for significant expenses that we have incurred related to the transaction. Additionally, if the merger agreement is terminated under certain circumstances, we will be required to pay Harris a termination fee of up to approximately $138 in cash.
Risks Relating to the Spin-off of Vectrus
We face the following risks in connection with spin-off of Vectrus.
We may be responsible for U.S. Federal income tax liabilities that relate to the spin-off of Vectrus
In connection with the spin-off of Vectrus we received an opinion of tax counsel substantially to the effect that, for U.S. federal income tax purposes, the spin-off will qualify for tax-free treatment under section 355 of the Internal Revenue Code. However, if the factual assumptions or representations made in the opinion are inaccurate or incomplete in any material respect, including those relating to the past and future conduct of our business, we will not be able to rely on the opinion. Furthermore, the opinion will not be binding on the IRS or the courts. Accordingly, the IRS or the courts may challenge the conclusions stated in the opinion and such challenge could prevail. If, notwithstanding receipt of the opinion, the spin-off is determined to be taxable, we would be subject to a substantial tax liability. In addition, if the spin-off transaction is taxable, each holder of our common stock who received shares of Vectrus in the spin-off would generally be treated as receiving a taxable distribution of property in an amount equal to the fair market value of the shares received, thereby potentially increasing such holder’s tax liability. Even if the Vectrus spin-off otherwise qualifies as a tax-free transaction, the distribution could be taxable to us (but not to our shareholders) in certain circumstances if future significant acquisitions of our stock or the stock of Vectrus are deemed to be part of a plan or series of related transactions that include the Vectrus spin-off. In this event, the resulting tax liability could be substantial.
Vectrus has agreed not to enter into any transaction that could cause any portion of the distribution to be taxable to Exelis, including under Section 355(e). Pursuant to the Tax Matters Agreement entered into in connection with the spin-off, Exelis and Vectrus have agreed to indemnify each other for any tax liabilities resulting from such transactions to the extent a party’s actions caused such tax liability, whether or not the indemnified party consented to such transaction or the indemnifying party was otherwise permitted to enter into such transaction under the Tax Matters Agreement. In addition, under U.S. Treasury regulations, each member of the Exelis consolidated group at the time of the spin-off (including Vectrus and its subsidiaries) would be severally liable for the resulting U.S. Federal income tax liability if all or a portion of the spin-off does not qualify as a tax-free transaction, and Vectrus would make certain payments to Exelis in respect of certain tax benefits that would be realized by us in connection with the spin-off under the Tax Matters Agreement if the spin-off were to be taxable. These obligations may discourage, delay or prevent a change of control of our Company.
In connection with the Vectrus spin-off, Vectrus indemnified us for certain liabilities and we indemnified Vectrus for certain liabilities. This indemnity may not be sufficient to insure us against the full amount of the liabilities assumed by Vectrus and Vectrus may be unable to satisfy its indemnification obligations to us in the future.
As part of the Distribution Agreement, Exelis and Vectrus indemnified each other with respect to such parties’ assumed or retained liabilities pursuant to the Distribution Agreement and breaches of the Distribution Agreement or related separation agreements. There can be no assurance that the indemnity from Vectrus will be sufficient to protect us

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against the full amount of these and other liabilities, or that Vectrus will be able to fully satisfy its indemnification obligations. Third-parties could also seek to hold us responsible for any of the liabilities that Vectrus has agreed to assume. Even if we ultimately succeed in recovering from Vectrus any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. In addition, performance on indemnities that we provided Vectrus may be significant and could negatively impact our business. Each of these risks could negatively affect our business, results of operations and financial position.
The Vectrus spin-off may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal distribution requirements.
The spin-off could be challenged under various state and federal fraudulent conveyance laws. An unpaid creditor or an entity vested with the power of such creditor (such as a trustee or debtor-in-possession in a bankruptcy) could claim that Exelis did not receive fair consideration or reasonably equivalent value in the spin-off, and that the spin-off left Exelis insolvent or with unreasonably small capital or that Exelis intended or believed it would incur debts beyond its ability to pay such debts as they mature. If a court were to agree with such a plaintiff, then such court could void the spin-off as a fraudulent transfer and could impose a number of different remedies, including without limitation, returning our assets or Vectrus shares to Exelis or providing Exelis with a claim for money damages against Vectrus in an amount equal to the difference between the consideration received by Exelis and the fair market value of Vectrus at the time of the spin-off.
The measure of insolvency for purposes of the fraudulent conveyance laws may vary depending on which jurisdiction’s law is applied. Generally, however, an entity would be considered insolvent if the fair saleable value of its assets is less than the amount of its liabilities (including the probable amount of contingent liabilities), and such entity would be considered to have unreasonably small capital if it lacked adequate capital to conduct its business in the ordinary course and pay its liabilities as they become due. No assurance can be given as to what standard a court would apply to determine insolvency or that a court would determine that Exelis was solvent at the time of or after giving effect to the spin-off, including the distribution of Vectrus common stock.
The distribution by Exelis of the Vectrus common stock in the spin-off could also be challenged under state corporate distribution statutes. Under the Indiana Business Corporation Law, a corporation may not make distributions to its shareholders if, after giving effect to the distribution, (i) the corporation would not be able to pay its debts as they become due in the usual course of business; or (ii) the corporation’s total assets would be less than the sum of its total liabilities. No assurance can be given that a court will not later determine that the distribution by Exelis of Vectrus common stock in the spin-off was unlawful.
Risks Relating to Our Common Stock
You face the following risks in connection with ownership of our common stock:
The market price of our common stock may fluctuate significantly.
We cannot predict the prices at which our common stock may trade. The market price of our common stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including: actual or anticipated fluctuations in our operating results due to factors related to our business; success or failure of our business strategy; our quarterly or annual earnings, or those of other companies in our industry; our ability to obtain financing as needed; announcements by us or our competitors of significant new business awards; announcements by us or our competitors of significant acquisitions or dispositions; changes in accounting standards, policies, guidance, interpretations or principles; changes in earnings estimates by securities analysts or our ability to meet those estimates; the operating and stock price performance of other comparable companies; investor perception of our Company and the defense industry; natural or environmental disasters that investors believe may affect us; overall market fluctuations; fluctuations in the budget of federal, state and local governmental entities around the world; results from any material litigation or government investigation; changes in laws and regulations affecting our business; and general economic conditions and other external factors.
Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could adversely affect the trading price of our common stock.

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We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.
The timing, declaration, amount and payment of future dividends to our shareholders fall within the discretion of our Board of Directors and will depend on many factors, including our financial condition, results of operations and capital requirements, as well as applicable law, regulatory constraints, industry practice and other business considerations that our Board of Directors considers relevant. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend.
Additionally, if we cannot generate sufficient cash flow from operations to meet our debt-payment obligations, then our ability to pay dividends, if so determined by the Board of Directors, will be impaired and we may be required to attempt to restructure or refinance our debt, raise additional capital or take other actions such as selling assets, reducing or delaying capital expenditures or reducing our dividend. There can be no assurance, however, that any such actions could be effected on satisfactory terms, if at all, or would be permitted by the terms of our debt or our other credit and contractual arrangements.
Anti-takeover provisions in our organizational documents and Indiana law could delay or prevent a change in control.
Certain provisions of our amended and restated articles of incorporation and our amended and restated by-laws may delay or prevent a merger or acquisition that a shareholder may consider favorable. For example, the amended and restated articles of incorporation and the amended and restated by-laws, among other things, provide for a classified board, which will be phased out in 2017, require advance notice for shareholder proposals and nominations and do not permit action by written consent of the shareholders. In addition, the amended and restated articles of incorporation authorizes our Board of Directors to issue one or more series of preferred stock. These provisions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price. Indiana law also imposes some restrictions on mergers and other business combinations between any holder of 10% or more of our outstanding common stock and us as well as certain restrictions on the voting rights of “control shares” of an “issuing public corporation.”
Risks Relating to our Separation from ITT Corporation
We face the following risks in connection with our spin-off from ITT Corporation ("ITT") in 2011:
The ITT spin-off may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal distribution requirements.
The ITT spin-off could be challenged under various state and federal fraudulent conveyance laws. An unpaid creditor or an entity vested with the power of such creditor (such as a trustee or debtor-in-possession in a bankruptcy) could claim that the ITT spin-off left us, ITT and/or Xylem Inc. insolvent or with unreasonably small capital or that we, ITT and/or Xylem Inc. intended or believed it would incur debts beyond its ability to pay such debts as they mature and that ITT did not receive fair consideration or reasonably equivalent value in the ITT spin-off. If a court were to agree with such a plaintiff, then such court could void the ITT spin-off as a fraudulent transfer and could impose a number of different remedies, which could adversely affect our financial condition and our results of operations.
If we are required to indemnify ITT or Xylem Inc. in connection with the ITT spin-off, we may need to divert cash to meet those obligations and our financial results could be negatively impacted.
Pursuant to the Distribution Agreement and certain other agreements with ITT and Xylem Inc., ITT and Xylem Inc. agreed to indemnify us from certain liabilities, and we agreed to indemnify ITT and Xylem Inc. for certain liabilities as discussed further in Note 17, “Related Party Transactions,” and Note 18, “Commitments and Contingencies,” to the Notes of the Consolidated Financial Statements. Indemnities that we may be required to provide ITT and Xylem Inc. may be significant and could negatively impact our business. Further, there can be no assurance that the indemnity from ITT and Xylem Inc. will be sufficient to protect us against the full amount of such liabilities, or that ITT and Xylem Inc. will be able to fully satisfy its indemnification obligations. Each of these risks could negatively affect our business, results of operations and financial condition.

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Item 1B. UNRESOLVED STAFF COMMENTS
We have no unresolved comments from the SEC.
Item 2. PROPERTIES
We have 107 locations, in 10 countries on four continents. These properties total approximately 6.1 million square feet, of which 97 locations, or approximately 3.8 million square feet are leased. We consider the many offices, plants, warehouses and other properties that we own or lease to be in good condition and generally suitable for the purposes for which they are used. The following table shows the significant locations by segment.

Location	Segment	Square Feet (thousands)	Owed / Leased
Clifton, New Jersey	C4ISR Electronics and Systems	726	Owned
Rochester, New York	C4ISR Electronics and Systems	661	Owned
Salt Lake City, Utah	C4ISR Electronics and Systems	658	Leased
Rochester, New York	C4ISR Electronics and Systems	399	Leased
Fort Wayne, Indiana	C4ISR Electronics and Systems	305	Leased
Roanoke, Virginia	C4ISR Electronics and Systems	297	Owned
Van Nuys, California	C4ISR Electronics and Systems	251	Leased
Fort Wayne, Indiana	C4ISR Electronics and Systems	241	Owned
Herndon, Virginia	Information and Technical Services	260	Leased
McLean, Virginia	Corporate Headquarters	49	Leased
Item 3. LEGAL PROCEEDINGS
We are party to or have property subject to claims and other legal proceedings, including employment related matters, matters in connection with our contracts and matters arising under provisions relating to the protection of the environment. For information regarding these matters, including current environmental estimates of the amounts that we believe are required for remediation or clean-up, see Note 18, “Commitments and Contingencies,” in the Notes to the Consolidated Financial Statements. While we cannot predict the outcome of these matters with certainty, in the opinion of management, any liability arising from them will not have a material adverse effect on our financial position, results of operations or cash flows.
Item 4. MINE SAFETY DISCLOSURES
Not applicable.

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EXECUTIVE OFFICERS OF THE REGISTRANT
The following information is provided regarding the executive officers of Exelis as of February 27, 2015. Each of the executive officers was elected to his or her current position by the Company’s Board of Directors. The date in parentheses indicates the year in which the position was assumed.

Name	Age	Current Title	Other Business Experience During Past 5 Years
David F. Melcher	60	Chief Executive Officer and President (2011)
Senior Vice President, ITT and President, ITT Defense and Information Solutions (2010); Vice President, ITT and President, ITT Defense Electronics & Services (2008); Vice President of Strategy and Business Development, ITT Defense Electronics & Services (2008).

Peter J. Milligan	47	Senior Vice President and Chief Financial Officer (2011)	Vice President and Chief Financial Officer, ITT Defense and Information Solutions (2010); Vice President and Controller, ITT Electronics Systems (2008).
Ann D. Davidson	62	Senior Vice President, Chief Legal Officer and Corporate Secretary (2011)	Vice President, Chief Ethics and Compliance Officer, ITT (2009); Vice President and General Counsel, ITT Defense Electronics & Services (2008).
A. John Procopio	61	Senior Vice President and Chief Human Resources Officer (2011)	Vice President and Director of Human Resources, ITT Defense and Information Solutions (2010); Vice President and Director of Human Resources, ITT Defense Electronics & Services (2008).
Robert E. Durbin	61	Senior Vice President, Strategy and Corporate Development (2014)
Senior Vice President, Strategy and Government Relations (2013), Vice President of Strategy and Customer Relations, Exelis Inc. (2011), Lieutenant General, Director Army Office of Business Transformation and Special Assistant to the Army Chief of Staff for Enterprise Management (2008).

Christopher D. Young	55	Executive Vice President and President of Geospatial Systems (2011)	President and General Manager, Geospatial Systems, ITT Defense and Information Solutions (2010); President and General Manager, ITT Space Systems Division, ITT Defense Electronics & Services (2008).
Pamela A. Drew	53	Executive Vice President and President of Information Systems (2014)
Corporate Vice President and President of Information Systems (2013); Senior Vice President, TASC, Inc. (2012); Sector Vice President, Business Development Northrop Grumman’s Mission Systems sector (2008-2009); Vice President, General Manger, Boeing Integrated Defense System (2008).

Richard D. Sorelle	55	Executive Vice President and President of Electronic Systems (2014)
Corporate Vice President and President of Electronic Systems (2013);Vice President and General Manager of Integrated Electronic Warfare Systems, Exelis Inc. (2012); Director, Integrated Electronic Warfare Systems, ITT Defense Electronics & Services (2008).

Nicholas E. Bobay	51	Corporate Vice President and President of Night Vision and Communications Solutions (2013)
Vice President and General Manager, Geospatial Systems, Night Vision & Imaging, Exelis Inc. (2012); Vice President and Business Program Director SAP, ITT Defense and Information Solutions (2011); Vice President, International Products and Services, ITT Defense and Information Solutions (2010).

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PART  II
ITEM 5. MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES
COMMON STOCK – MARKET PRICES AND DIVIDENDS
Our common stock is traded on the New York Stock Exchange (“NYSE”) under the symbol “XLS”. The following tables present the high and low sales prices by quarter for our common stock during the years ended December 31, 2014 and 2013. The stock prices prior to the spin-off of Vectrus on September 27, 2014 have not been adjusted.

	Year Ended December 31, 2014
	Sales Price
Quarter Ended	High	Low
March 31, 2014	$21.44	$18.19
June 30, 2014	$19.44	$15.91
September 30, 2014	$18.85	$16.15
December 31, 2014	$18.22	$15.30

	Year Ended December 31, 2013
	Sales Price
Quarter Ended	High	Low
March 31, 2013	$11.74	$10.08
June 30, 2013	$13.99	$10.19
September 30, 2013	$16.15	$13.55
December 31, 2013	$19.43	$15.07
As of February 24, 2015, there were approximately 14,945 common stockholders of record.
The declaration and payment of dividends by us is subject to the discretion of our Board of Directors and depends on many factors including our financial condition, earnings, capital requirements, covenants associated with our debt obligations, legal requirements, regulatory constraints and other factors deemed relevant by the Board of Directors. The Company expects to continue to pay regular cash dividends, but there can be no assurance as to what level of dividends, if any, will be paid in the future due to the factors described above. Under the terms of the merger agreement that we entered into with Harris Corporation, we may only declare one quarterly cash divided in each quarter of 2015 in an amount per share not to exceed $0.1033 per share.
The following table presents our quarterly cash dividends declared per common share for the years ended December 31, 2014 and 2013:

	Year Ended December 31,
Quarter Ended	2014	2013
March 31,	$0.1033	$0.1033
June 30,	0.1033	0.1033
September 30,	0.1033	0.1033
December 31,	0.1033	0.1033
Total dividends declared per common share	$0.4132	$0.4132

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EQUITY COMPENSATION PLAN INFORMATION
The information called for by Item 5(a) is incorporated herein by reference to the portions of the definitive proxy statement referred to in Item 10 of this Annual Report on Form 10-K set forth under the caption “Equity Compensation Plan Information.”
ISSUER PURCHASES OF EQUITY SECURITIES
The following table summarizes repurchases of our common stock during the quarter ended December 31, 2014.

In millions, except per share amounts, unless otherwise stated
Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (a)	Maximum approximate dollar value of shares that may yet be purchased under the plans or programs (a)
October 1, 2014 – October 31, 2014	1.82	$16.72	1.82	$—
November 1, 2014 – November 30, 2014	1.56	17.91	1.56	322
December 1, 2014 – December 31, 2014	—	—	—	322
Total	3.38	$17.27	3.38	$322

(a)
On November 4, 2014, the Board of Directors approved a share repurchase program for the repurchase of our outstanding common stock, from time-to-time, up to an authorized amount of $350. Under the program, management has discretion to determine the dollar amount of shares to be repurchased and the timing of any repurchases in compliance with applicable law and regulation. The share repurchase program expires on November 4, 2016. As of December 31, 2014, we had repurchased a total of 1.5 shares of our common stock under this program for $28, and had remaining authorization of $322 for future share repurchases. Our prior share repurchase program was approved by the Board of Directors on December 11, 2012. As of December 31, 2014, we had repurchased a total of 5.8 shares of our common stock under the prior share repurchase program for $100, fully utilizing that program's authorized ceiling. There were no repurchases of our common stock other than in connection with our share repurchase programs.

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STOCK PERFORMANCE GRAPH
The following graph provides a comparison of the cumulative total shareholder return on the Company’s common stock to the returns of Standard & Poor’s (S&P) 500 and the S&P Aerospace and Defense Index from October 13, 2011 (the first day our common stock began “when-issued” trading on the New York Stock Exchange) through December 31, 2014. Our common stock began “regular-way” trading on November 1, 2011, following the completion of our spin-off from ITT Corporation. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. “Regular-way” trading refers to trading after a security has been issued. The graph is not, and is not intended to be, indicative of future performance of our common stock. This graph is not deemed to be “filed” with the SEC or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and should not be deemed to be incorporated by reference into any of our prior or subsequent filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, except as shall be expressly set forth by specific reference in such filing.
The above graph assumes the following:

(1)	$100 invested at the close of business on October 13, 2011, in Exelis common stock, S&P 500 Index, and the S&P Aerospace Defense Index.

(2)	The cumulative total return assumes reinvestment of all dividends paid over the performance period.

(3)
On September 27, 2014, we completed the spin-off of Vectrus through a pro rata distribution to our shareholders of one share of Vectrus common stock for every 18 shares of our common stock held by such shareholders on September 18, 2014 (the "Record Date"). This distribution to our shareholders is reflected in the cumulative total return.

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ITEM 6. SELECTED FINANCIAL DATA
(In millions, except per share amounts, unless otherwise stated)
The following table presents historical selected financial data derived from our Consolidated and Combined Financial Statements, which has been adjusted to reflect the spin-off of Vectrus and the related classification of its assets, liabilities, results of operations and cash flows as discontinued operations.

	Year Ended December 31,
(in millions, except per share amounts)	2014	2013	2012	2011	2010
Results of Operations
Product and service revenue	$3,277	$3,341	$3,730	$4,054	$4,803
Operating income	$397	$328	$432	$430	$644
Operating margin	12.1%	9.8%	11.6%	10.6%	13.4%
Income from continuing operations	$230	$178	$246	$264	$417
Net Income (a)	$249	$281	$330	$326	$587
Basic earnings per share (b)
Income from continuing operations	$1.22	$0.94	$1.31	$1.42	$2.24
Net income (a)	$1.32	$1.49	$1.76	$1.75	$3.15
Diluted earnings per share (b)
Income from continuing operations	$1.19	$0.93	$1.30	$1.41	$2.23
Net income (a)	$1.29	$1.46	$1.75	$1.75	$3.14
Cash dividends declared per common share	$0.41	$0.41	$0.41	$0.10	$—
Financial Position
Total assets	$4,878	$4,884	$5,212	$5,099	$4,295
Long-Term Debt	$649	$649	$649	$649	$—

(a)
Net income for the year ended December 31, 2010 includes $139 of income from discontinued operations, net of taxes, related to our sale of CAS, Inc., a component of our Information and Technical Services segment.

(b)
On October 31, 2011, 184.6 shares of our common stock were distributed to ITT Corporation’s shareholders in connection with our spin-off from ITT Corporation. For comparative purposes, and to provide a more meaningful calculation of weighted average shares, we have assumed this amount to be outstanding for each period presented prior to the ITT spin-off in our calculation of basic weighted average shares. In addition, for our dilutive weighted average share calculations, we have assumed the dilutive securities outstanding at October 31, 2011 were also outstanding for each of the prior periods presented.

The selected historical condensed consolidated and combined financial data presented above should be read in conjunction with our audited Consolidated Financial Statements and accompanying notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in this Annual Report on Form 10-K. Our financial information may not be indicative of our future performance. Our historical combined financial information prior to October 31, 2011 reflects our performance as a business segment of ITT Corporation and may not provide a useful indicator of future performance.

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ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(In millions, except per share amounts, unless otherwise stated)
The following discussion of our financial condition and results of operations should be read in conjunction with the audited Consolidated Financial Statements and the notes thereto as well as the discussion in the section of this Annual Report on Form 10-K entitled “Description of Business.” This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this Annual Report on Form 10-K entitled “Risk Factors” and “Cautionary Statement Concerning Forward-looking Statements.”
OVERVIEW
Exelis is a diversified aerospace, defense, information and services company that leverages a greater than 50-year legacy of deep customer knowledge and technical expertise to deliver affordable mission-critical solutions to military, government and commercial customers in the United States and globally. We are focused on strategic growth in the areas of critical networks; intelligence, surveillance, reconnaissance (ISR) and analytics; electronic warfare; and composite aerostructures. The Company's customers include the U.S. Department of Defense (DoD) and its prime contractors, U.S. Government intelligence agencies, the National Aeronautics and Space Administration (NASA), the Federal Aviation Administration (FAA), allied foreign governments and domestic and foreign commercial customers. As a prime contractor, subcontractor, or preferred supplier, Exelis participates in many high priority defense and civil government programs in the United States and internationally. Exelis conducts most of its business with the U.S. Government, principally the DoD.
We operate in two segments: Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance (C4ISR) Electronics and Systems, and Information and Technical Services. Our C4ISR Electronics and Systems segment provides engineered systems and solutions, including: ISR systems; integrated electronic warfare systems; radar and sonar systems; electronic attack and release systems; communications solutions; space systems; and composite aerostructures, for government and commercial customers around the world. Our Information and Technical Services segment provides a broad range of service solutions, including: systems integration; network design and development; air traffic management; cyber; intelligence; advanced engineering; and space launch and range-support, for a wide variety of U.S. military and U.S. Government customers.
On February 5, 2015, we entered into a definitive merger agreement with Harris Corporation (“Harris”) under which the Company will become a wholly owned subsidiary of Harris when the transaction closes. Under the merger agreement, at the time of the merger, all issued and outstanding shares of Exelis common stock will be canceled and Exelis shareholders will receive $16.625 in cash and 0.1025 of a share of Harris common stock for each share of Exelis common stock they own. Upon closing, Harris shareholders will own approximately 85 percent of the combined company and Exelis shareholders will own approximately 15 percent. The proposed merger has been approved by the boards of directors of both companies. The transaction is expected to close during the second quarter of 2015, subject to customary closing conditions, including regulatory and Exelis shareholder approval. There are no assurances that the proposed merger with Harris will be consummated on the expected timetable, or at all.
Spin-off of Vectrus
On September 27, 2014, the Company completed the previously announced spin-off of part of its military and government services business ("Vectrus, Inc." or "Vectrus", formerly referred to as Mission Systems) through a pro rata distribution of Vectrus common stock to the Company's shareholders that has been structured to qualify as a tax-free transaction to Exelis and its shareholders. Vectrus began trading as an independent, publicly traded company on the New York Stock Exchange on September 29, 2014. Vectrus was part of the Company’s Information and Technical Services segment and included the following major program areas: Infrastructure Asset Management; Logistics and Supply Chain Management; and Information Technology and Network Communication Services. The financial results of Vectrus prior to the completion of its spin-off from Exelis are reported as discontinued operations.

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Known Trends and Uncertainties
Economic Opportunities, Challenges, and Risks
U.S. defense and other discretionary budgets have been under pressure as the United States continues to face concerns over persistent U.S. fiscal deficits and the level of U.S. national debt. The Consolidated Appropriations Act of 2014, which was signed into law on January 17, 2014, provides $1.014 trillion in discretionary spending for the U.S. federal government in fiscal year 2015, and adheres to the Bipartisan Budget Act of 2013, better known as the Ryan-Murray budget deal. Within the $1.014 trillion in discretionary spending, the appropriated amount for national security and defense spending for the fiscal year 2015 is $521 billion, $1 billion more than fiscal year 2014. While the measure creates a degree of one year spending clarity for the majority of the federal government and for defense spending in particular, it falls short of creating more comprehensive near term budget predictability. The $490 billion provided for the portion of the Defense Department’s base budget in the DoD appropriations bill is $3 billion more than the fiscal year 2014 level. However, funding for the Homeland Security Department will remain effectively frozen at the fiscal year 2014 level ($39 billion) by a continuing resolution through February 27, 2015. More importantly, since the changes made by the Ryan-Murray budget deal have run their natural two year agreed upon course, the federal budget will return to the possibility of enforced sequestration in the fiscal year 2016 budget and appropriations cycle which will require a $35 billion base budget DoD decrease from the permitted fiscal year 2015 cap and an estimated $115 billion in defense spending reductions through fiscal year 2019.
Companies which derive substantial revenues from federal contracting will benefit from comprehensive legislation which implements fundamental multi-year changes that would prevent sequestration from continuing. The debate over how and when a solution may be reached over the as-yet unresolved sequestration matter remains a significant issue for the defense industry.
The DoD has emphasized a shift to a leaner force that is agile, flexible and technologically advanced. This shift in force structure focuses on addressing a range of continuously evolving threats including terrorism, state aggression, weapons of mass destruction and cyberspace-related aggression. Geographically, the DoD recognizes the growing importance of the Pacific Rim regarding U.S. economic and security interests. As a result, the DoD is emphasizing the intent to build upon its Asia-Pacific presence while maintaining commitments in the Middle East and Europe, and at the same time increasing reliance on allied partnerships. We believe ongoing instability in the Middle East will result in continued U.S. involvement in the region, however, making a full and complete “pivot” to Asia-Pacific less attainable. We believe our portfolio of defense solutions, which covers a broad range of differentiated products and services, aligns well with the priorities outlined in the DoD’s guidance. However, uncertainty related to potential changes in appropriations and strategic priorities and continued spending reductions from sequestration could materially impact our business.
The DoD is focused on several initiatives to improve efficiency, refocus priorities, and enhance DoD business practices. As part of these initiatives, the DoD is re-evaluating the way capabilities are procured and continues to experiment with novel approaches. This acquisition reform could increase competitive pressures and impact defense industry revenue levels and profit margins going forward. We believe, however, that we are well positioned for this environment by offering affordable and ready-now solutions, which may realize true cost savings for the DoD and position the DoD with sustained superior capabilities.
As large-scale ground deployments continue to decline, less emphasis is being placed on capabilities required for U.S. soldiers (Soldier Systems), including counter–IED jammers, night vision equipment and tactical communications systems. These declines are reflected in our business plans. While it is evident that reductions in demand for U.S. Soldier Systems are occurring, the specific end state remains uncertain. However, the international demand for these systems continues to grow.
We believe that spending on recapitalization, modernization and maintenance of defense and security assets will continue despite possible reductions to some defense programs in which we participate or for which we expect to compete. We expect ongoing DoD emphasis to be placed on our areas of strength, such as ISR and analytics, critical network development and operation, electronic warfare, precision navigation and timing, and cyber solutions.

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Although the federal government faces budget pressures and constraints for the foreseeable future, we believe that we are well positioned in areas of persistent demand in certain civil agencies, including our development and operation of the FAA’s ADS-B system, and management and operation of NASA’s space communications networks.
Globally, continued fiscal pressures in overseas economies could impact our business in markets such as the United Kingdom and continental Europe. However, we are forecasting continued market growth in the Middle East and Asia-Pacific regions with new opportunities to expand our international business. Finally, the global demand for aircraft and airside operations is increasing significantly, driven by the growth in commercial aviation.
The information provided above represents a list of known trends and uncertainties that could impact our business in the foreseeable future. It should, however, be considered along with the risk factors identified under the caption “Risk Factors” and the discussion under the section “Cautionary Statement Concerning Forward-Looking Statements” in this Annual Report on Form 10-K.
Executive Summary
Exelis reported revenue of $3.3 billion for the year ended December 31, 2014, a decrease of approximately 2% compared to 2013. The decrease in revenue was driven by a revenue decline of 6% within our Information and Technical Services segment primarily due to lower revenue on our Advanced Information Systems program area contracts.
Operating income for the year ended December 31, 2014 was $397, reflecting an increase of $69 or 21% compared to 2013 primarily due to lower restructuring charges. Operating margin increased year-over-year to 12.1% from 9.8% also primarily due to lower restructuring charges.
Additional Company highlights for the year ended December 31, 2014 included the following:

•	We successfully completed the spin-off of Vectrus, formerly part of our military and government services business.

•	We declared four quarterly cash dividends totaling $79 or $0.41 per share.
Key Performance Indicators and Non-GAAP Measures
Management reviews key performance indicators including revenue, segment operating income and margins, orders growth, and backlog, among other metrics on a regular basis. In addition, we consider certain additional measures to be useful to management and investors evaluating our operating performance for the periods presented, and provide a tool for evaluating our ongoing operations, liquidity and management of assets. This information can assist investors in assessing our financial performance and measures our ability to generate capital for deployment among competing strategic alternatives and initiatives, including, but not limited to, acquisitions and debt repayment. These metrics, however, are not measures of financial performance under accounting principles generally accepted in the United States of America (GAAP) and should not be considered a substitute for revenue, operating income, income from continuing operations, or net cash from continuing operations as determined in accordance with GAAP. We consider the following non-GAAP measure, which may not be comparable to similarly titled measures reported by other companies, to be a key performance indicator:

•
“Adjusted income from continuing operations” defined as income from continuing operations, adjusted to exclude items that include, but are not limited to, significant charges or credits that impact current results, but are not related to our ongoing operations, unusual and infrequent non-operating items and non-operating tax settlements or adjustments. A reconciliation of adjusted income from continuing operations is provided below.

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	Year Ended December 31,
	2014	2013	2012
Income from continuing operations	$230	$178	$246
Separation costs for the ITT spin-off, net of tax	—	—	19
Separation costs for the Vectrus spin-off, net of tax	7	—	—
Tax-related special items for the ITT spin-off	—	5	—
Adjusted income from continuing operations	$237	$183	$265
Income from continuing operations per diluted share	$1.19	$0.93	$1.30
Adjusted income from continuing operations per diluted share	$1.23	$0.95	$1.41
DISCUSSION OF FINANCIAL RESULTS
YEAR ENDED DECEMBER 31, 2014 COMPARED TO YEAR ENDED DECEMBER 31, 2013

	Year Ended December 31,
	2014	2013	Change
Product and service revenue	$3,277	$3,341	(1.9)%
Cost of product and service revenue	2,436	2,484	(1.9)%
Operating expense	444	529	(16.1)%
Operating income	397	328	21.0%
Operating margin	12.1%	9.8%
Interest expense, net	37	37	—%
Other expense (income), net	(5)	3	(267)%
Income tax expense	135	110	22.7%
Effective income tax rate	37.0%	38.2%
Income from continuing operations	230	178	29.2%
Income from discontinued operations, net of tax	19	103	(81.6)%
Net Income	$249	$281	(11.4)%
Revenue
Revenue for the year ended December 31, 2014 was $3,277, reflecting a decrease of $64 or 1.9% as compared to 2013. The following table illustrates revenue for our segments for the years ended December 31, 2014 and 2013:

	Year Ended December 31,
	2014	2013	Change
C4ISR Electronics and Systems	$2,142	$2,136	0.3%
Information and Technical Services	1,135	1,205	(5.8)%
Total revenue	$3,277	$3,341	(1.9)%

Revenue from our C4ISR Electronics and Systems segment was $2,142 in 2014, an increase of $6 or 0.3% as compared to 2013. The increase in revenue was primarily due to higher revenue on our Integrated Defensive Electronic Countermeasures (IDECM) products for military aircraft and our Electronic Support Measures (ESM) systems for the Royal Australian Navy of approximately $40 and $30, respectively, partially offset by lower revenue on our communication solutions products of approximately $62.
Revenue from our Information and Technical Services segment was $1,135 in 2014, a decrease of $70 or 5.8% as compared to 2013. The decrease in revenue was primarily due to lower net activity on our Advanced Information Systems program area contracts and our Spacelift Range Systems (SLRS) contract of approximately $32 and $21, respectively. Our SLRS contract is expected to end in mid-2015.

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Cost of Revenue and Operating Expenses
Cost of product and service revenue and other operating expenses are comprised of the following:

	Year Ended December 31,
	2014	2013	Change
Cost of product revenue	$1,538	$1,517	1.4%
% of product revenue	71.8%	71.0%
Cost of service revenue	$898	$967	(7.1)%
% of service revenue	79.1%	80.2%
Selling, general and administrative expenses	$372	$395	(5.8)%
% of total revenue	11.4%	11.8%
Research and development expenses	$60	$54	11.1%
% of total revenue	1.8%	1.6%
Restructuring and asset impairment charges	$12	$80	(85.0)%
% of total revenue	0.4%	2.4%
Cost of Product and Service Revenue
The increase in cost of product revenue of $21 or 1.4% in 2014 as compared to 2013 was primarily due to net revenue mix of lower margin products within our C4ISR Electronics and Systems segment. The cost of product revenue as a percent of product revenue increased primarily due to a net revenue mix of lower margin products primarily from volume declines in communication solutions and night vision products.
The decrease in cost of service revenue of $69 or 7.1% in 2014 as compared to 2013 was primarily due to lower revenue within our Information and Technical Services segment. The cost of service revenue as a percent of service revenue decreased primarily due to a net revenue mix of higher margin services primarily from our Civil and Aerospace Systems program area.
Selling, General & Administrative (SG&A) Expenses
SG&A expenses as a percent of total revenue was 11.4% in 2014, compared to 11.8% in 2013. The decrease in SG&A expenses as a percent of total revenue was due to lower SG&A expenses, partially offset by lower revenue. SG&A expenses decreased primarily due to cost reductions resulting from prior year restructuring actions.
Research and Development (R&D) Expenses
The increase in R&D expenses of $6 or 11.1% in 2014 as compared to 2013 was primarily due to increased investment in new projects.
Restructuring and Asset Impairment Charges
We recognized restructuring and asset impairment charges of $12 in 2014 as compared to $80 in 2013. The decrease in restructuring and asset impairment charges was primarily due to the completion of a restructuring action, started in the first quarter of 2013 and substantially completed by December 31, 2013, to reduce the size of our workforce and consolidate our facilities footprint to align our cost structure more closely to customer and market conditions. Restructuring and asset impairment charges incurred in 2014 and 2013 primarily related to employee severance, and to a lesser extent, lease cancellation and other costs associated with the consolidation of certain facilities.

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Operating Income
The following table illustrates the 2014 and 2013 operating income results of our business segments, including operating margin results:

	Year Ended December 31,
	2014	2013	Change
C4ISR Electronics and Systems	$266	$202	31.7%
Operating margin	12.4%	9.5%
Information and Technical Services	131	126	4.0%
Operating margin	11.5%	10.5%
Total operating income	$397	$328	21.0%
Total operating margin	12.1%	9.8%
Operating income at our C4ISR Electronics and Systems segment increased $64 or 31.7% in 2014 as compared to 2013 primarily due to lower restructuring charges. Operating income as a percentage of revenue was 12.4% in 2014 as compared to 9.5% in 2013. The increase in operating margin was primarily due to lower restructuring charges and lower SG&A expenses.
Operating income at our Information and Technical Services segment increased $5 or 4.0% in 2014 as compared to 2013 primarily due to lower restructuring charges. Operating income as a percentage of revenue was 11.5% in 2014 as compared to 10.5% in 2013. The increase in operating margin was primarily due to lower cost of service revenue as a percentage of service revenue and lower restructuring charges.
During the performance of long-term sales contracts, estimated final contract prices and costs are reviewed periodically and revisions are made as required and recorded in income in the period in which they are determined. Changes in estimated revenue, cost of revenue and the related effect to operating income are recognized using a cumulative catch-up adjustment which recognizes in the current period the cumulative effect of the changes on current and prior periods based on a contract’s percent complete. Net favorable cumulative catch-up adjustments related to prior periods increased operating income by approximately $17 and $69 for the years ended December 31, 2014 and 2013, respectively. Productivity improvements and contract pricing adjustments primarily contributed to the net favorable cumulative catch-up adjustments in the current year.
Impact to Operating Income from Defined Benefit Plan Expense
We recorded net periodic benefit cost of $58 in 2014 as compared to $87 in 2013. The decrease in net periodic benefit cost was primarily attributable to a better than expected return on plan assets in 2013, which resulted in lower amortization of net actuarial loss in 2014.
In 2015, we anticipate an increase of approximately $25 to $30 in net periodic benefit cost as compared to 2014. This anticipated increase is primarily attributable to higher amortization of net actuarial loss. Net actuarial loss increased in 2014 primarily due to a decrease in the discount rate and changes to mortality assumptions for plan participants.
Interest Expense, Net
We recorded interest expense, net, of $37 in both 2014 and 2013. Interest expense, net, was primarily related to our senior notes.
Other Expense (Income), Net
We recorded other income, net, of $5 in 2014 as compared to other expense, net, of $3 in 2013. The year-over-year change was not significant.

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Income Tax Expense
We recorded income tax expense of $135 and $110 in 2014 and 2013, respectively, which represented effective income tax rates of 37.0% and 38.2%, respectively. The year-over-year decrease in the effective income tax rate was primarily due to state tax deferred adjustments that increased income tax expense in 2013.
Income From Discontinued Operations, Net of Tax
We recorded income from discontinued operations, net of tax, of $19 in 2014 as compared to $103 in 2013. Income from discontinued operations, net of tax, relates to the financial results of Vectrus presented under the discontinued operations accounting guidance up to the completion of the Vectrus spin-off on September 27, 2014. The year-over-year decrease was primarily due to net revenue mix of lower margin services, increased separation costs resulting from the Vectrus spin-off and three quarters of financial results in 2014 compared to a full year in 2013. Income from discontinued operations, net of tax, includes separation costs of $23 and $2 in 2014 and 2013, respectively.
The table below provides the operating results of Vectrus for 2014, through the date of the Vectrus spin-off, and 2013.

	Year Ended December 31,
	2014	2013	Change
Revenue	$886	$1,475	(39.9)%
Income from discontinued operations, before income tax expense	$33	$149	(77.9)%
Income tax expense	14	46	(69.6)%
Income from discontinued operations, net of tax	$19	$103	(81.6)%
DISCUSSION OF FINANCIAL RESULTS
YEAR ENDED DECEMBER 31, 2013 COMPARED TO YEAR ENDED DECEMBER 31, 2012

	Year Ended December 31,
	2013	2012	Change
Product and service revenue	$3,341	$3,730	(10.4)%
Cost of product and service revenue	2,484	2,753	(9.8)%
Operating expense	529	545	(2.9)%
Operating income	328	432	(24.1)%
Operating margin	9.8%	11.6%
Interest expense, net	37	37	—%
Other expense (income) , net	3	3	—%
Income tax expense	110	146	(24.7)%
Effective income tax rate	38.2%	37.2%
Income from continuing operations	178	246	(27.6)%
Income from discontinued operations, net of tax	103	84	22.6%
Net Income	$281	$330	(14.8)%
Revenue
Revenue for the year ended December 31, 2013 was $3,341, reflecting a decrease of $389 or 10.4% as compared to 2012. The following table illustrates revenue for our segments for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012	Change
C4ISR Electronics and Systems	$2,136	$2,487	(14.1)%
Information and Technical Services	1,205	1,243	(3.1)%
Total revenue	$3,341	$3,730	(10.4)%

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Revenue from our C4ISR Electronics and Systems segment was $2,136 in 2013, a decline of $351 or 14.1% as compared to 2012. The decrease in revenue was primarily due to volume declines in counter-IED jammer products, including CREW related products and other counter-IED systems, of approximately $151 and Night Vision products of approximately $146. Additionally, revenue decreased on our World-3 satellite imaging program by approximately $60, as this program neared completion. The decrease in revenue was partially offset by higher revenue on our Advanced Integrated Defensive Electronic Warfare Suite (AIDEWS) products for international military aircraft of approximately $27.
Revenue from our Information and Technical Services segment was $1,205 in 2013, a decrease of $38 or 3.1% as compared to 2012. The decrease in revenue was primarily due to lower net activity on our Advanced Information Solutions program area contracts of approximately $41 and our Command, Control and Communications Systems program area contracts of approximately $22. The decrease in revenue was partially offset by higher revenue on our Automated Dependent Surveillance-Broadcast (ADS-B) contract of approximately $36.
Cost of Revenue and Operating Expenses
Cost of product and service revenue and other operating expenses are comprised of the following:

	Year Ended December 31,
	2013	2012	Change
Cost of product revenue	$1,517	$1,726	(12.1)%
% of product revenue	71.0%	69.4%
Cost of service revenue	$967	$1,027	(5.8)%
% of service revenue	80.2%	82.6%
Selling, general and administrative expenses	$395	$459	(13.9)%
% of total revenue	11.8%	12.3%
Research and development expenses	$54	$67	(19.4)%
% of total revenue	1.6%	1.8%
Restructuring and asset impairment charges	$80	$19	321%
% of total revenue	2.4%	0.5%
Cost of Product and Service Revenue
The decrease in cost of product revenue of $209 or 12.1% in 2013 as compared to 2012 was primarily due to volume declines within our C4ISR Electronics and Systems segment. The cost of product revenue as a percent of product revenue increased primarily due to a net revenue mix of lower margin products.
The decrease in cost of services revenue of $60 or 5.8% in 2013 as compared to 2012 was primarily due to lower activity within our Information and Technical Services segment. The cost of service revenue as a percent of service revenue decreased primarily due to contract productivity improvements, that decreased the cost of service revenue, and favorable contract pricing adjustments, including improved incentive fees, that increased revenue without an increase to cost, within our Civil and Aerospace Systems program area.
Selling, General & Administrative (SG&A) Expenses
SG&A expenses as a percent of total revenue was 11.8% in 2013 as compared to 12.3% in 2012. The decrease in SG&A expenses as a percent of total revenue was due to lower SG&A expenses partially offset by lower revenue. SG&A expenses decreased primarily due to cost reductions resulting from restructuring actions in our C4ISR Electronics and Systems segment and other cost saving initiatives, partially offset by higher net periodic benefit cost.
Research and Development (R&D) Expenses
The decrease in R&D expenses of $13 or 19.4% in 2013 as compared to 2012 was primarily due to more narrowly focusing R&D expenses in strategic growth areas.

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Restructuring and Asset Impairment Charges
We recognized restructuring and asset impairment charges of $80 in 2013 as compared to $19 in 2012. The increase in restructuring and asset impairment charges was primarily due to a restructuring action started in the first quarter of 2013 to reduce the size of our workforce and consolidate our facilities footprint to align our cost structure more closely to customer and market conditions. Through voluntary and involuntary employee reductions, we eliminated approximately 1,168 positions in 2013. Charges incurred under this action primarily related to employee severance, and to a lesser extent, lease cancellation and other costs associated with the consolidation of certain facilities. This restructuring action was substantially completed by December 31, 2013.
Operating Income
The following table illustrates the 2013 and 2012 operating income results of our business segments, including operating margin results:

	Year Ended December 31,
	2013	2012	Change
C4ISR Electronics and Systems	$202	$325	(37.8)%
Operating margin	9.5%	13.1%
Information and Technical Services	126	107	17.8%
Operating margin	10.5%	8.6%
Total operating income	$328	$432	(24.1)%
Total operating margin	9.8%	11.6%
Operating income at our C4ISR Electronics and Systems segment decreased $123 or 37.8% in 2013 as compared to 2012 primarily due to lower product revenue and higher restructuring charges. Operating income as a percentage of revenue was 9.5% in 2013 as compared to 13.1% in 2012. The decrease in operating margin was primarily due to higher restructuring charges.
Operating income at our Information and Technical Services segment increased $19 or 17.8% in 2013 as compared to 2012 primarily due to lower cost of service revenue. Operating income as a percentage of revenue was 10.5% in 2013 as compared to 8.6% in 2012. The increase in operating margin was primarily due to lower cost of service revenue as a percentage of service revenue.
Net favorable cumulative catch-up adjustments related to prior periods increased operating income by approximately $69 and $54 for the years ended December 31, 2013 and 2012, respectively. Productivity improvements and contract pricing adjustments primarily contributed to the net favorable cumulative catch-up adjustments in 2013.
Impact to Operating Income from Defined Benefit Plan Expense
We recorded net periodic benefit cost of $87 in 2013 as compared to $43 in 2012. The increase in net periodic benefit cost was primarily attributable to the effect of a lower expected long-term rate of return on plan assets and higher amortization of net actuarial losses, partially offset by lower interest cost due to a decrease in the discount rate.
During the second quarter of 2013, we amended our U.S. Salaried Retirement Plan (U.S. SRP), our largest defined benefit pension plan, and the related Excess Pension Plans to freeze all future benefit accruals effective December 31, 2016. As a result, the assets and liabilities of the U.S. SRP and related plans were re-measured as of May 31, 2013, which reduced net periodic benefit cost by approximately $14 in 2013 primarily due to lower service costs.
Interest Expense, Net
We recorded interest expense, net, of $37 in both 2013 and 2012. Interest expense, net, was primarily related to our senior notes.
Other Expense (Income), Net
We recorded other expense, net, of $3 in both 2013 and 2012. Other expense was not significant in either year.

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Income Tax Expense
We recorded income tax expense of $110 and $146 in 2013 and 2012, respectively, which represented effective income tax rates of 38.2% and 37.2%, respectively. The year-over-year increase in the effective income tax rate was primarily due to state tax deferred adjustments that increased income tax expense in 2013.
Income from discontinued operations, net of tax
We recorded income from discontinued operations, net of tax, of $103 in 2013 as compared to $84 in 2012. Income from discontinued operations, net of tax, relates to the financial results of Vectrus presented under the discontinued operations accounting guidance. The year-over-year increase was primarily due to improved profitability on several large contracts. Income from discontinued operations, net of tax, includes separation costs of $2 and $0 in 2013 and 2012 respectively.
The table below provides the operating results of Vectrus for 2013 and 2012.

	Year Ended December 31,
	2013	2012	Change
Revenue	$1,475	$1,792	(17.7)%
Income from discontinued operations, before income tax expense	$149	$129	15.5%
Income tax expense	46	45	2.2%
Income from discontinued operations, net of tax	$103	$84	22.6%
BACKLOG
Total backlog includes both funded backlog (firm orders for which funding is contractually obligated by the customer) and unfunded backlog (firm orders for which funding is not currently contractually obligated by the customer). Unfunded backlog represents firm orders, potential options on multi-year contracts and multi-year commercial contracts when demand is supported by customer backlog, and excludes potential orders under indefinite delivery / indefinite quantity (IDIQ) contracts. Backlog is converted into revenue as work is performed or deliveries are made. The level of order activity related to defense programs can be affected by the timing of government funding authorizations and project evaluation cycles. Year-over-year comparisons could, at times, be impacted by these factors, among others.
Funded orders received in 2014 decreased 9% or $0.3 billion to $3.3 billion as compared to 2013. The decrease in funded awards was primarily driven by lower awards for communication solutions and night vision products and the absence of a large multi-year funded award received in 2013 for our ESM systems for the Royal Australian Navy within our C4ISR Electronics and Systems segment and the absence of a large multi-year funded award received in 2013 for our Spacelift Range System (SLRS) contract within our Information and Technical Services segment. The decrease in funded orders was partially offset by higher funded orders for GPS and scientific satellite payloads within our C4ISR Electronics and Systems segment.
At December 31, 2014, total backlog was $6.3 billion compared to $6.5 billion at the end of 2013. Total backlog decreased by $0.2 billion primarily due to lower backlog related to Civil and Aerospace Systems program area contracts within our Information and Technical Services segment, partially offset by higher backlog for GPS and scientific satellite payloads within our C4ISR Electronics and Systems segment.
Backlog consisted of the following:

	Year Ended December 31,
(In billions)	2014	2013
Funded backlog	$2.8	$2.8
Unfunded backlog	3.5	3.7
Total backlog	$6.3	$6.5

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LIQUIDITY AND CAPITAL RESOURCES
Liquidity
We expect to fund our ongoing working capital, capital expenditures, strategic investments, and financing requirements through cash flows from operations, cash on hand and access to capital markets. If our cash flows from operations are less than we expect, we may need to access the short or long-term capital markets. We believe our $500 credit facility will permit us to finance our operations on acceptable terms and conditions.
Our access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including: (i) our credit ratings or absence of a credit rating, (ii) the liquidity of the overall capital markets, and (iii) the current state of the economy. We cannot assure that such financing will be available to us on acceptable terms or that such financing will be available at all.
A portion of our cash is held by our foreign subsidiaries. We manage our cash requirements considering available funds among our subsidiaries and the cost effectiveness with which those funds can be accessed. We continue to look for opportunities to access cash balances in excess of local operating requirements to meet liquidity needs in a cost-efficient manner.
Funding of Pension Plans
Funding requirements under applicable laws and regulations are a major consideration in making contributions to our U.S. pension plans. While the Company has significant discretion in making voluntary contributions, the Employee Retirement Income Security Act of 1974, as amended by the Pension Protection Act of 2006 and further amended by the Worker, Retiree, and Employer Recovery Act of 2008, the Moving Ahead for Progress in the 21st Century Act (MAP-21) and applicable Internal Revenue Code regulations, mandate minimum funding thresholds. Failure to satisfy the minimum funding thresholds could result in restrictions on our ability to amend the plan or make benefit payments. With respect to U.S. qualified pension plans, we intend to contribute annually not less than the required minimum funding thresholds.
The Highway and Transportation Funding Act of 2014 (HATFA), which was signed into law on August 8, 2014, modified the interest rate stabilization provision of MAP-21. We expect that this provision will reduce our minimum funding thresholds for the next several years.
At December 31, 2014, our defined benefit pension plans were underfunded by $1.9 billion. In 2014, we made total contributions of $133 to our qualified pension plans. We currently anticipate making total contributions to our qualified pension plans in the range of $165 to $175 during 2015.
Future required contributions will depend primarily on the actual annual return on assets and the discount rate used to measure the benefit obligation at the end of each year. Depending on these factors, and the resulting funded status of our pension plans, the level of future statutory minimum contributions could be material.
Dividend
Our Board of Directors will review and approve the declaration and distribution of any future dividends based on an analysis of many factors, including our operating performance and outlook, financial condition, available liquidity and expected future requirements for cash and capital resources. There is no requirement or assurance that we will declare and pay any future dividends. Under the terms of the merger agreement that we entered into with Harris Corporation, we may only declare one quarterly cash divided in each quarter of 2015 in an amount per share not to exceed $0.1033 per share.
On October 10, 2014, our Board of Directors declared a cash dividend of $0.10 per share, payable on January 2, 2015 to shareholders of record on November 14, 2014. In 2014, we declared four quarterly dividends totaling $79 or $0.41 per share.

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Sources and Uses of Liquidity
The following table provides net cash provided by or used in operating activities, investing activities and financing activities for each of the previous three years.

	Year Ended December 31,
	2014	2013	2012
Operating activities	$160	$194	$261
Investing activities	(66)	(81)	(156)
Financing activities	(72)	(47)	(61)
Foreign exchange	(7)	1	7
Net cash flow from continuing operations	$15	$67	$51
Net cash provided by operating activities decreased by $34 in 2014 as compared to 2013, primarily due to changes in deferred taxes of $131 and changes in receivables of $58, partially offset by changes in other liabilities of $126. Net cash provided by operating activities decreased by $67 in 2013 as compared to 2012, primarily due to changes in other liabilities of $97, lower income from continuing operations of $68 and changes in receivables of $67, partially offset by a decrease in defined benefit plan payments of $84, higher defined benefit plans expense of $44 and an increase in restructuring and asset impairment changes net of payments for restructuring of $24.
Net cash used in investing activities decreased by $15 in 2014 as compared to 2013, primarily due to lower capital expenditures of $23. Net cash used in investing activities decreased by $75 in 2013 as compared to 2012, primarily due to lower capital expenditures of $40 and lower net cash paid for acquisitions of $27.
Net cash used in financing activities increased by $25 in 2014 as compared to 2013, primarily due to an increase in cash paid for common stock repurchases of $96, cash transfers to Vectrus, net, of $32 and an increase in dividends paid to shareholders of $22, partially offset by a net cash distribution received from Vectrus of $133 paid in connection with the spin-off of Vectrus. Net cash used in financing activities decreased by $14 in 2013 as compared to 2012, primarily due to lower dividends paid to our shareholders of $19, partially offset by cash paid for common stock repurchases of $16. Dividends declared during the fourth quarter of 2013 were not paid as of December 31, 2013, but dividends declared during the fourth quarter of 2012 were paid prior to December 31, 2012.
Capital Resources
At December 31, 2014, the Company held cash and cash equivalents of $510, which included $114 held by foreign subsidiaries, and the Company had a $500 revolving credit facility which expires in December 2019. There were no borrowings outstanding under the credit facility as of December 31, 2014.
We replaced our existing credit facility with a new credit facility on December 23, 2014. Borrowings under the credit facility would be unsecured and bear interest at rates based, at our option, on the Eurodollar rate or a bank defined alternative base rate. Each bank’s obligation to make loans under the credit facility is subject to, among other things, our compliance with various representations, warranties and covenants, including limits on our ability to: incur additional debt or issue guarantees; create liens; enter into certain sale and lease-back transactions; merge or consolidate with another person; sell, transfer, lease or otherwise dispose of assets; liquidate or dissolve; and enter into restrictive covenants. As of December 31, 2014, we were in compliance with all covenants contained in the credit facility agreement.
We have outstanding long-term debt consisting of $250 of 4.25% senior notes due in 2016 and $400 of 5.55% senior notes due in 2021. Interest on the senior notes is payable on April 1 and October 1 of each year. The senior notes are senior unsecured obligations and rank equally with all of our existing and future senior unsecured indebtedness. The senior notes have covenants that restrict our ability to, subject to exceptions, incur indebtedness secured by liens or engage in sale and leaseback transactions and the senior notes are subject to customary events of default. As of December 31, 2014, we were in compliance with all covenants required by the terms of our senior notes.

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If the senior notes cease to be rated investment grade by each of Moody’s Investors Service, Inc., Fitch Inc. and Standard & Poor’s Rating Services on any date during the 60-day period following the first public announcement of a change of control transaction, including our proposed merger with Harris, each holder of our notes will have the right to require us to repurchase all or any part of such holder’s notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. Notwithstanding the forgoing, a holder of our senior notes will not have the right to require us to repurchase such holder's senior notes until the change of control transaction has been consummated.
The credit facility and senior notes are discussed further in Note 12, “Debt,” in the Notes to the Consolidated Financial Statements.
Contractual Obligations
Our commitment to make future payments under long-term contractual obligations were as follows, as of December 31, 2014:

	Payments due by period
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Debt (1)	$650	$—	$250	$—	$400
Interest payments (2)	176	33	55	44	44
Operating leases (3)	258	63	91	61	43
Capital lease obligations	24	2	5	5	12
Purchase obligations (4)	507	410	97	—	—
Other long-term obligations reflected on balance sheet (5)	39	5	9	8	17
Total contractual obligations	$1,654	$513	$507	$118	$516

(1)
See Note 12, “Debt”, in the Notes to the Consolidated Financial Statements, for a discussion of the use and availability of debt and revolving credit agreements. Amounts represent total long-term debt, excluding unamortized discounts.

(2)	Amounts represent estimate of future interest payments on long-term debt outstanding as of December 31, 2014.

(3)	Refer to Note 11, “Leases and Rentals”, in the Notes to the Consolidated Financial Statements, for further discussion of lease and rental obligations.

(4)
Represents unconditional purchase agreements that are enforceable and legally binding, and specify all significant terms to purchase goods or services, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase agreements that are cancellable without penalty are excluded.

(5)
Other long-term obligations primarily include estimated environmental investigation and remediation payments. We estimate, based on historical experience, that we will spend between $2 and $4 per year on environmental investigation and remediation. We are contractually required to spend a portion of these obligations based on existing agreements with various governmental agencies and other entities. At December 31, 2014, we estimated and accrued total environmental liabilities of $26.

The table above excludes estimated minimum funding requirements and expected voluntary contributions for defined benefit pension and other postretirement defined benefit plans. See Note 13, “Postretirement Benefit Plans,” in the Notes to the Consolidated Financial Statements for additional discussion of contributions and estimated future benefit payments.
In the ordinary course of business, we use standby letters of credit, guarantees issued by commercial banks and surety bonds issued by insurance companies, as well as self-guarantees, principally to guarantee our performance on certain contracts and to support our self-insured workers’ compensation plans. At December 31, 2014, there was an aggregate of approximately $72 in surety bonds, guarantees and stand-by letters of credit outstanding.

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Off-Balance Sheet Arrangements
At December 31, 2014, we had no significant off-balance sheet arrangements other than operating leases and certain indemnifications.
Indemnifications
We have acquired and disposed of numerous entities. The related acquisition and disposition agreements contain various representation and warranty clauses and may provide indemnities for a misrepresentation or breach of the representations and warranties by either party. The indemnities address a variety of subjects; the term and monetary amounts of each such indemnity are defined in the specific agreements and may be affected by various conditions and external factors. Many of the indemnities have expired either by operation of law or as a result of the terms of the agreement. We do not have a liability recorded for the historic indemnifications and are not aware of any claims or other information that we believe would give rise to material payments under such indemnities.
As part of the spin-off of Vectrus, Exelis and Vectrus agreed to indemnify one another with respect to such parties’ assumed or retained liabilities under the Distribution Agreement and breaches of the Distribution Agreement or other separation agreements. Exelis expects Vectrus to fully perform under its indemnification obligation and therefore we have not recorded a liability for matters for which we are indemnified. In addition, we are not aware of any claims or other circumstances that would give rise to material payments to Vectrus under the indemnity that we provide to them.
As part of our spin-off from ITT Corporation ("ITT") on October 31, 2011, Exelis provided or is provided certain indemnifications and cross-indemnifications among ITT and Xylem Inc. The indemnifications address a variety of subjects. We expect ITT and Xylem Inc. to fully perform under their indemnification obligations and therefore we have not recorded a liability for matters for which we are indemnified. In addition, we are not aware of any claims or other circumstances that would give rise to material payments to ITT or Xylem Inc. under the indemnity that we provide to them.
CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Estimates are revised as additional information becomes available.
Significant accounting policies used in the preparation of the Consolidated Financial Statements are discussed in Note 1, “Description of Business and Summary of Significant Accounting Policies,” in the Notes to the Consolidated Financial Statements. Accounting estimates and assumptions discussed in this section are those that we consider most critical to an understanding of our financial statements because they are inherently uncertain, involve significant judgments, include areas where different estimates reasonably could have been used, and changes in the estimates that are reasonably possible could materially impact the financial statements. Management believes that the accounting estimates employed and the resulting balances are reasonable; however, actual results in these areas could differ from management’s estimates under different assumptions or conditions.

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Revenue Recognition
As a defense contractor engaging in long-term contracts, the majority of our revenue is derived from long-term construction-type and production-type sales contracts and services provided to the federal government for which revenue is recognized under the percentage-of-completion method based on units of delivery, percentage of costs incurred to total costs, or the completion of scheduled performance milestones. For units of delivery, revenues and profits are recognized based upon the ratio of actual units delivered to estimated total units to be delivered under the contract. Under the cost-to-total cost method, revenue is recognized based upon the ratio of costs incurred to estimated total costs at completion of the contract. Revenues and profits are recognized under the milestone method based upon accomplishing a clear deliverable output of contract performance with value to the customer. Revenues and profits on time-and-material type contracts are recognized based on billable rates times direct labor hours incurred plus material and other reimbursable costs incurred. The completed contract method is utilized when reasonable and reliable cost estimates for a project cannot be made. Amounts invoiced to customers in excess of revenue recognized are recorded as deferred revenue, until the revenue recognition criteria are satisfied. Revenue that is earned and recognized in excess of amounts invoiced is recorded as a component of receivables, net.
During the performance of long-term sales contracts, estimated final contract prices and costs are reviewed periodically and revisions are made as required and recorded in income in the period in which they are determined. Additionally, the fees under certain contracts may be increased or decreased in accordance with cost or performance incentive provisions which measure actual performance against established targets or other criteria. Such incentive fee awards or penalties are included in revenue when there is sufficient information to reasonably assess anticipated contract performance. Amounts representing contract change orders, claims, requests for equitable adjustment, or limitations in funding on contracts are recorded only if it is probable the claim will result in additional contract revenue and the amounts can be reliably estimated. Provisions for estimated losses on uncompleted long-term sales contracts are made in the period in which such losses are determined and are recorded as a component of costs of revenue. Contract revenue and cost estimates are reviewed and reassessed periodically. Changes in these estimates could result in recognition of cumulative catch-up adjustments to the contract’s inception to date revenue, cost of revenue and profit in the period in which such changes are made, based on a contract’s percent complete. Changes in revenue and cost estimates could also result in a forward loss or an adjustment to a forward loss. For the years ended December 31, 2014, 2013 and 2012, net favorable cumulative catch-up adjustments related to prior periods increased operating income by approximately $17, $69 and $54, respectively.
To a lesser extent, we enter into contracts that are not associated with the design, development, manufacture, or modification of complex aerospace or electronic equipment and related services, and for services to non-federal government customers. For such contracts, we recognize revenue at the time title and risks and rewards of ownership pass, which is generally when products are shipped or as services are performed if there is persuasive evidence of an arrangement, the price is fixed or determinable and collectability is reasonably assured. For agreements that contain multiple deliverables, we allocate revenue across all identified units of accounting based on relative fair values and then recognize revenue when the appropriate revenue recognition criteria for the individual deliverables have been satisfied.
Postretirement Benefit Plans
Company employees participate in numerous defined benefit pension and other postretirement defined benefit plans (collectively referred to as “defined benefit plans”) in the United States, which are sponsored by the Company. The determination of projected benefit obligations and the recognition of expenses related to defined benefit pension plans are dependent on various assumptions. These major assumptions primarily relate to discount rates, long-term expected rates of return on plan assets, rate of future compensation increases, mortality, termination and other factors (some of which are disclosed in Note 13, “Postretirement Benefit Plans,” in the Notes to the Consolidated Financial Statements). Actual results that differ from our assumptions are accumulated and are amortized generally over the estimated future life or service period of the plan participants. In 2014, we adopted updated mortality tables which resulted in an increase in our defined benefit plans' projected benefit obligation at December 31, 2014 and estimated net periodic benefit cost in 2015.

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Significant Assumptions
Management develops assumptions using relevant Company experience, in conjunction with market-related data for each plan. Assumptions are reviewed annually with third party consultants and adjusted as necessary. The table included below provides the weighted average assumptions used to estimate projected benefit obligations and net periodic benefit cost as they pertain to our defined benefit pension plans, as of and for the years ended 2014 and 2013.

	Year Ended December 31,
	2014	2013
Obligation assumptions
Discount rate	4.00%	4.71%
Rate of future compensation increase	2.75%	2.75%
Cost assumptions
Discount rate	4.70%	4.28%
Expected return on plan assets	8.25%	8.50%
Rate of future compensation increase	2.75%	2.75%

Expected Return on Plan Assets
Substantially all of our plan assets are managed on a commingled basis in a master investment trust. We determine our expected return on plan assets by evaluating both historical returns and estimates of future returns. Specifically, the Company considers the plan’s actual historical annual return on assets over the past 15, 20 and 25 years; future returns based on independent estimates of long-term asset class returns; and historical broad market returns over long-term timeframes based on our strategic allocation, which is detailed in Note 13, “Postretirement Benefit Plans,” in the Notes to the Consolidated Financial Statements. Based on this approach, the long-term annual rate of return on assets is estimated at 8.25% for 2015.
The chart below shows actual returns versus the expected long-term returns for our pension plans that were utilized in the calculation of net periodic pension cost for each respective year.

	Year Ended December 31,
	2014	2013	2012
Expected long-term rate of return on plan assets	8.25%	8.50%	9.00%
Actual rate of return on plan assets	9.10%	11.14%	10.96%
For the recognition of net periodic pension cost, the calculation of the expected return on plan assets is generally derived using a market-related value of plan assets based on average asset values at the measurement date over the last five years. The use of fair value, rather than a calculated value, could materially affect net periodic pension cost.
Discount Rate
The discount rate is used to calculate the present value of expected future cash payments for benefits at the measurement date. A decrease in the discount rate increases the present value of benefit obligations and increases pension expense. The discount rate assumption was based on current investment yields of high-quality fixed income investments during the retirement benefits maturity period. The pension discount rate was determined by considering an interest rate yield curve comprising AAA/AA bonds, with maturities between zero and thirty years, developed by the plan’s actuaries. Annual benefit payments are then discounted to present value using this yield curve to develop a single discount rate matching the plan’s characteristics.
Rate of Future Compensation Increases
The rate of future compensation increase assumption reflects our long-term actual experience and future and near-term outlook. An increase in the rate of future compensation increases used to determine net periodic pension cost increases the present value of benefit obligations and increases pension expense.

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Sensitivity Analysis
Pension Expense
A 25 basis point change in the long-term expected rate of return on plan assets, discount rate, or rate of future compensation increases, would have the following effect on the U.S. SRP’s 2015 pension expense:

	Increase/(Decrease) in Pension Expense
	25 Basis Point Increase	25 Basis Point Decrease
Long-term rate of return on assets used to determine net periodic benefit cost	$(10)	$10
Discount rate used to determine net periodic benefit cost	(1)	1
Rate of future compensation increases used to determine net periodic benefit cost	$0.1	$(0.1)
Funded Status
Funded status is derived by subtracting the respective year-end values of the projected benefit obligations from the fair value of plan assets. The sensitivity of the funded status to changes in the discount rate varies depending on the magnitude and direction of the change in the discount rate. We estimate that a decrease of 25 basis points in the discount rate of the U.S. SRP would decrease the funded status by approximately $158 and an increase of 25 basis points would improve the funded status by approximately $130.
Fair Value of Plan Assets
The plan assets of our defined benefit plans comprise a broad range of investments, including domestic and international equity securities, fixed income investments, interests in private equity and hedge funds and cash and cash equivalents.
A substantial portion of our defined benefit plans asset portfolio is comprised of investments in private equity and hedge funds. The private equity and hedge fund investments are generally measured using the valuation of the underlying investments or at net asset value. However, in certain instances, the values reported by the asset managers were not current at the measurement date. Accordingly, management has estimated adjustments to the last reported value where necessary to measure the assets at fair value at the measurement date. These adjustments consider information received from the asset managers, as well as general market information. Asset values for other positions were generally measured using market observable prices. See Note 13, “Postretirement Benefit Plans” in the Notes to Consolidated Financial Statements for further information.
Income Taxes
We determine the provision for income taxes using the asset and liability approach. Under this approach, deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities, applying enacted tax rates in effect for the year in which we expect the differences will reverse. Based on the evaluation of available evidence, we recognize future tax benefits, such as net operating loss carryforwards, to the extent that we believe it is more likely than not we will realize these benefits. We periodically assess the likelihood that we will be able to recover our deferred tax assets and reflect any changes to our estimate of the amount we are more likely than not to realize in the valuation allowance, with a corresponding adjustment to earnings or other comprehensive income (loss), as appropriate.
In assessing the need for a valuation allowance, we look to the future reversal of existing taxable temporary differences, taxable income in carryback years, the feasibility of tax planning strategies, and estimated future taxable income. The valuation allowance can be affected by changes to tax laws, changes to statutory tax rates and changes to future taxable income estimates.
We have provided U.S. deferred income taxes on a portion of the excess of the financial reporting basis over the U.S. tax basis for our foreign earnings, because we do not plan to reinvest such earnings indefinitely outside the United States. The timing and amount of foreign earnings remittances are based on projected cash flow needs, as well as the working capital and long-term investment requirements of our foreign subsidiaries and our domestic operations.

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Material changes in our estimates of cash, working capital and long-term investment requirements in the various jurisdictions in which we do business could impact our effective income tax rate.
The calculation of our provision for income taxes involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize tax liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our estimate of whether, and to the extent to which, additional taxes will be due. Furthermore, we recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. We adjust our liability for unrecognized tax benefits in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate. If our estimate proves to be less than the ultimate assessment, an additional tax expense would result. If these amounts ultimately prove to be less than the recorded amounts, the reversal of the liabilities may result in a tax benefit in the period when the liabilities are no longer necessary.
Goodwill and Other Intangible Assets
We review goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. We also review the carrying value of our finite-lived intangible assets for potential impairment when impairment indicators arise. We conduct our annual impairment test as of the first day of the fourth fiscal quarter. Goodwill is tested for impairment at the reporting unit level.
In 2014, the impairment test was performed using a qualitative evaluation, referred to as the step-zero approach. An initial qualitative evaluation is performed based on the company's events and circumstances to determine the likelihood of goodwill impairment. The results of the qualitative evaluation determine whether it is necessary to perform the two-step impairment test. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a company would be required to perform the two-step impairment test.
In 2013, the impairment test was performed using the traditional two-step test. In the first step, the estimated fair value of each reporting unit is compared to the carrying value of the net assets assigned to that reporting unit. If the estimated fair value of the reporting unit exceeds its carrying value, goodwill is not impaired and the second step of the impairment test is not performed. If the carrying value of the reporting unit exceeds its estimated fair value, then the second step of the impairment test is performed in order to measure the impairment loss to be recorded. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we record an impairment loss equal to the difference. We estimate the fair value of our reporting units using an income approach. Under the income approach, we estimate the fair value based on the present value of estimated future cash flows.
Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions, particularly related to future operating results and cash flows. These estimates and assumptions include, but are not limited to, revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions and identification of appropriate market comparable data. In addition, the identification of reporting units and the allocation of assets and liabilities to the reporting units when determining the carrying value of each reporting unit also requires judgment. The fair values of our reporting units are based on estimates and assumptions that are believed to be reasonable. Significant changes to these estimates and assumptions could adversely impact our conclusions. Actual future results may differ from those estimates.
Our 2014 annual goodwill impairment analysis indicated that it was not more likely than not that the fair values of any of our reporting units were less than their carrying amounts. Therefore, we were not required to perform the two-step impairment test. Based on the results of our qualitative evaluation, all five reporting units’ fair values were estimated to be substantially in excess of their carrying values.

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New Accounting Pronouncements
See Note 2, “Recent Accounting Pronouncements,” in the Notes to the Consolidated Financial Statements for a discussion of recent accounting pronouncements. We are currently evaluating the potential impact of new revenue recognition guidance, that has not yet been adopted, on our financial position, results of operations and cash flows. There were no other new pronouncements which we expect to have a material impact on our financial position, results of operations and cash flows in future periods.
ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Our main exposure to market risk relates to interest rates and foreign currency exchange rates.
Our outstanding long-term debt balances are fixed rate debt. While changes in interest rates will have no impact on the interest we pay on our fixed rate debt, interest on our revolving credit facility will be exposed to interest rate fluctuations. At December 31, 2014, we had no outstanding principal balance under our credit facility. See Note 12, “Debt”, to the Notes to the Consolidated Financial Statements.
We may use derivative financial instruments to manage our exposure to fluctuations in foreign currency exchange rates and interest rates. The Company does not use derivative financial instruments for trading or speculative purposes. Credit risk related to derivative financial instruments is considered minimal and is managed by requiring high credit standards for counterparties.
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
See Index to Consolidated Financial Statements herein.
ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
We do not have any disagreements with accountants on accounting and financial disclosure.
ITEM 9A. CONTROLS AND PROCEDURES
Attached as exhibits to the Annual Report on Form 10-K are certifications of the Company’s Chief Executive Officer (CEO) and Chief Financial Officer (CFO), which are required to be filed pursuant to Rule 13a-14 of the Securities Exchange Act of 1934 (Act), as amended.
(a) Evaluation of Disclosure Controls and Procedures
The Company, with the participation of various levels of management, including the CEO and CFO, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in the Rules 13a-15(e) and 15d-15(e) of the Act) as of December 31, 2014. Based on such evaluation, the CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures are effective to accomplish their objectives.
The Company established a Disclosure Committee with responsibility for considering and evaluating the materiality of information and reviewing disclosure obligations on a timely basis. The Disclosure Committee meets regularly and assists the CEO and the CFO in designing, establishing, reviewing and evaluating the Company’s disclosure controls and procedures.
(b) Management’s Report on Internal Control Over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

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Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, completely, accurately and fairly reflect the transactions and dispositions of the Company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America; (iii) provide reasonable assurance that Company receipts and expenditures are made only in accordance with the authorization of management and the directors of the Company, and (iv) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the Company’s Consolidated Financial Statements. Internal control over financial reporting includes the controls themselves, monitoring and internal auditing practices and actions taken to correct deficiencies as identified.
The Company’s management, including the CEO and CFO, conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2014 based on the framework established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of those controls. Based on our assessment, the Company’s management has concluded that our internal control over financial reporting was effective as of December 31, 2014.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2014 was audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report included within our audited Consolidated Financial Statements.
The Company’s management, including the CEO and the CFO, does not expect that our internal controls over financial reporting, because of inherent limitations, will prevent or detect all errors and all fraud. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may be inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
(c) Changes in Internal Control over Financial Reporting
There have been no changes in our internal control over financial reporting during the fourth quarter of 2014 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.
ITEM 9B. OTHER INFORMATION
None.
PART III
ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE
The information called for by Item 10 with respect to directors is incorporated herein by reference to the portions of the definitive proxy statement for the Company’s 2015 annual meeting of shareholders to be filed within 120 days after the Company's fiscal year ended December 31, 2014 pursuant to Regulation 14A of the Exchange Act.
The Exelis Board of Directors has adopted corporate governance principles for the Board and charters for each of its standing committees. The principles and charters address director qualification standards, responsibilities, access to management and independent advisors, compensation, orientation and continuing education, management succession principles and board and committee self-evaluation. The corporate governance principles and charters are available on the Company’s website at http://investors.exelisinc.com/phoenix.zhtml?c=248208&p=irol-govhighlights. A copy of the corporate governance principles and charters is also available to any shareholder who requests a copy from the Company’s secretary.
We have also adopted a written code of ethics, the “Code of Conduct,” which is applicable to all Exelis officers and employees, including the Company’s Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer and other executive officers identified pursuant to this Item 10 (collectively, the “Selected Officers”). In accordance with the SEC’s rules and regulations, a copy of the code has been posted on our website and a copy of the code is also

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available to any shareholder who requests it. We intend to disclose any changes in or waivers from our code of ethics applicable to any Selected Officer or director via an SEC filing and by posting on our website at www.exelisinc.com.
The Company filed with the SEC, as exhibits to the Company’s Annual Report on Form 10-K, the certifications required under Section 302 of the Sarbanes-Oxley Act for its Chief Executive Officer and Chief Financial Officer.
ITEM 11. EXECUTIVE COMPENSATION
The information called for by Item 11 is incorporated herein by reference to the portions of the definitive proxy statement referred to in Item 10.
ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS
The information called for by Item 12 is incorporated herein by reference to the portions of the definitive proxy statement referred to in Item 10.
ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE
The information called for by Item 13 is incorporated herein by reference to portions of the definitive proxy statement referred to in Item 10.
ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES
The information called for by Item 14 is incorporated herein by reference to the portions of the definitive proxy statement referred to in Item  10.
PART  IV
ITEM 15.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	Documents filed as a part of this report:

1.	See Index to Consolidated Financial Statements for a list of the financial statements filed as a part of this report.

2.	See Exhibit Index for a list of the exhibits filed or incorporated herein as a part of this report.

(b)
Financial Statement Schedules are omitted because of the absence of the conditions under which they are required or because the required information is included in the Consolidated Financial Statements filed as part of this report.

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ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
EXELIS INC.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Exelis Inc.
McLean, Virginia
We have audited the accompanying consolidated balance sheets of Exelis Inc. and subsidiaries (the "Company") as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2014. We also have audited the Company's internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Exelis Inc. and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014 based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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As discussed in Note 21 to the consolidated financial statements, on February 5, 2015, the Company entered into a definitive merger agreement with Harris Corporation under which the Company will become a wholly owned subsidiary of Harris Corporation.

/s/ Deloitte & Touche LLP
McLean, Virginia
February 27, 2015

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EXELIS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

	Year Ended December 31,
	2014	2013	2012
Product revenue	$2,142	$2,136	$2,487
Service revenue	1,135	1,205	1,243
Total revenue	3,277	3,341	3,730
Costs of product revenue	1,538	1,517	1,726
Costs of service revenue	898	967	1,027
Selling, general and administrative expenses	372	395	459
Research and development expenses	60	54	67
Restructuring and asset impairment charges	12	80	19
Operating income	397	328	432
Interest expense, net	37	37	37
Other expense (income), net	(5)	3	3
Income from continuing operations before income tax expense	365	288	392
Income tax expense	135	110	146
Income from continuing operations	230	178	246
Income from discontinued operations, net of tax	19	103	84
Net income	$249	$281	$330
Earnings Per Share
Basic
Continuing operations	$1.22	$0.94	$1.31
Discontinued operations	$0.10	$0.55	$0.45
Net income	$1.32	$1.49	$1.76
Diluted
Continuing operations	$1.19	$0.93	$1.30
Discontinued operations	$0.10	$0.54	$0.45
Net income	$1.29	$1.46	$1.75
Weighted average common shares outstanding – basic	188.3	188.5	187.4
Weighted average common shares outstanding – diluted	193.2	192.0	188.6
Cash dividends declared per common share	$0.41	$0.41	$0.41

The accompanying notes are an integral part of the Consolidated Financial Statements.

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EXELIS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(IN MILLIONS)

	Year Ended December 31,
	2014	2013	2012
Net income	$249	$281	$330
Other comprehensive income (loss), net of tax
Net foreign currency translation adjustments	(8)	1	8
Defined Benefit Plans
Net actuarial gain (loss) arising during the year	(504)	343	(230)
Prior service credit (cost) arising during the year	—	(1)	1
Amortization of net actuarial loss (gain) included in net periodic benefit cost	64	59	52
Amortization of prior service cost (credit) included in net periodic benefit cost	1	1	—
Other comprehensive income (loss), net of tax	(447)	403	(169)
Total comprehensive income (loss)	$(198)	$684	$161

The accompanying notes are an integral part of the Consolidated Financial Statements.

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EXELIS INC.
CONSOLIDATED BALANCE SHEETS
(IN MILLIONS)

	December 31,
	2014	2013
Assets
Current assets
Cash and cash equivalents	$510	$459
Receivables, net	824	715
Inventories, net	225	240
Deferred tax asset	56	38
Other current assets	47	59
Current assets of discontinued operations	—	229
Total current assets	1,662	1,740
Plant, property and equipment, net	437	489
Goodwill	1,976	1,967
Other intangible assets, net	150	167
Deferred tax asset	566	300
Other non-current assets	87	77
Non-current assets of discontinued operations	—	144
Total non-current assets	3,216	3,144
Total assets	$4,878	$4,884
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$238	$257
Advance payments and billings in excess of costs	242	290
Compensation and other employee benefits	170	153
Other accrued liabilities	124	149
Current liabilities of discontinued operations	—	195
Total current liabilities	774	1,044
Defined benefit plans	2,072	1,407
Long-term debt	649	649
Deferred tax liability	2	2
Other non-current liabilities	134	127
Non-current liabilities of discontinued operations	—	3
Total non-current liabilities	2,857	2,188
Total liabilities	3,631	3,232
Commitments and contingencies (Note 18)
Shareholders’ equity
Common stock	2	2
Additional paid-in capital	2,607	2,623
Treasury stock	(128)	(16)
Retained earnings	645	475
Accumulated other comprehensive loss	(1,879)	(1,432)
Total shareholders’ equity	1,247	1,652
Total liabilities and shareholders’ equity	$4,878	$4,884

The accompanying notes are an integral part of the Consolidated Financial Statements.

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EXELIS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN MILLIONS)

	Year Ended December 31,
	2014	2013	2012
Operating activities
Net income	$249	$281	$330
Less income from discontinued operations	19	103	84
Income from continuing operations	230	178	246
Adjustments to reconcile net income to net cash provided by operating activities from continuing operations:
Depreciation and amortization	106	107	127
Stock-based compensation	26	32	24
Restructuring and asset impairment charges	12	80	19
Payments for restructuring	(26)	(57)	(20)
Defined benefit plans expense	58	87	43
Defined benefit plans payments	(145)	(206)	(290)
Change in assets and liabilities
Change in receivables	(107)	(49)	18
Change in inventories	18	41	51
Change in other assets	20	(20)	(2)
Change in accounts payable	(19)	(24)	(22)
Change in advance payments and billings in excess of costs	(48)	(20)	(52)
Change in deferred taxes	13	144	120
Change in other liabilities	26	(100)	(3)
Other, net	(4)	1	2
Net cash provided by operating activities from continuing operations	160	194	261
Investing activities
Capital expenditures	(53)	(76)	(116)
Proceeds from the sale of assets	9	9	2
Acquisitions, net of cash acquired	(23)	(16)	(43)
Other, net	1	2	1
Net cash used in investing activities from continuing operations	(66)	(81)	(156)
Financing activities
Dividends paid	(80)	(58)	(77)
Common stock repurchased	(112)	(16)	—
Proceeds from the exercise of stock options	18	23	19
Net cash distribution received from Vectrus	133	—	—
Transfer (to) from Vectrus, net	(32)	4	(4)
Other, net	1	—	1
Net cash used in financing activities from continuing operations	(72)	(47)	(61)
Exchange rate effects on cash and cash equivalents	(7)	1	7
Net cash from discontinued operations	36	114	121
Net change in cash and cash equivalents	51	181	172
Cash and cash equivalents – beginning of year	459	278	106
Cash and cash equivalents – end of year	$510	$459	$278
Supplemental disclosures of cash flow information
Cash paid during the year for
Income taxes (net of refunds received)	$70	$97	$28
Interest	$34	$34	$37

The accompanying notes are an integral part of the Consolidated Financial Statements.

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EXELIS INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(IN MILLIONS)

	December 31,
	SHARES OUTSTANDING			DOLLARS
	2014	2013	2012	2014	2013	2012
Common stock
Common stock, beginning balance	189.4	187.6	184.7	$2	$2	$2
Employee stock awards and stock options	2.6	2.8	2.9	—	—	—
Common stock repurchased	(6.3)	(1.0)	—	—	—	—
Common stock, ending balance	185.7	189.4	187.6	$2	$2	$2
Additional paid-in capital
Additional paid-in capital, beginning balance				$2,623	$2,575	$2,523
Employee stock awards and stock options				14	22	16
Stock-based compensation				23	26	22
Spin-off of Vectrus				(53)	—	—
Tax adjustments attributable to the ITT Spin-off, net				—	—	3
Defined benefit plans tax reclassification attributable to the ITT Spin-off				—	—	11
Additional paid-in capital, ending balance				$2,607	$2,623	$2,575
Treasury stock
Treasury stock, beginning balance				$(16)	$—	$—
Common Stock repurchased				(112)	(16)	—
Treasury stock, ending balance				$(128)	$(16)	$—
Retained earnings
Retained earnings, beginning balance				$475	$274	$23
Net income				249	281	330
Cash dividends declared on common stock				(79)	(80)	(79)
Retained earnings, ending balance				$645	$475	$274
Accumulated other comprehensive Loss
Accumulated other comprehensive loss, beginning balance				$(1,432)	$(1,835)	$(1,655)
Other comprehensive income (loss), net of tax				(447)	403	(169)
Defined benefit plans tax reclassification attributable to the ITT Spin-off				—	—	(11)
Accumulated other comprehensive loss, ending balance				$(1,879)	$(1,432)	$(1,835)
Total shareholders' equity
Total shareholders' equity, beginning balance				$1,652	$1,016	$893
Net change in common stock				—	—	—
Net change in additional paid-in capital				(16)	48	52
Net change in treasury stock				(112)	(16)	—
Net change in retained earnings				170	201	251
Net change in accumulated other comprehensive loss				(447)	403	(180)
Total shareholders’ equity, ending balance				$1,247	$1,652	$1,016

The accompanying notes are an integral part of the Consolidated Financial Statements.

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EXELIS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS, UNLESS OTHERWISE STATED)
NOTE 1
DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Our Business
Exelis Inc. (“Exelis” or the “Company”) is a diversified aerospace, defense, information and services company that leverages a greater than 50-year legacy of deep customer knowledge and technical expertise to deliver affordable mission-critical solutions to military, government and commercial customers in the United States and globally. We are focused on strategic growth in the areas of critical networks; intelligence, surveillance, reconnaissance (ISR) and analytics; electronic warfare; and composite aerostructures. The Company's customers include the U.S. Department of Defense (DoD) and its prime contractors, U.S. Government intelligence agencies, the National Aeronautics and Space Administration (NASA), the Federal Aviation Administration (FAA), allied foreign governments and domestic and foreign commercial customers. As a prime contractor, subcontractor, or preferred supplier, Exelis participates in many high priority defense and civil government programs in the United States and internationally. Exelis conducts most of its business with the U.S. Government, principally the DoD. Exelis Inc. was incorporated in Indiana on May 4, 2011.
References in these notes to “Exelis”, “we,” “us,” “our,” “the Company” and “our Company” refer to Exelis Inc. and its subsidiaries, unless the context otherwise requires.
We operate in two segments: Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance (C4ISR) Electronics and Systems, and Information and Technical Services. Our C4ISR Electronics and Systems segment provides engineered systems and solutions, including: ISR systems; integrated electronic warfare systems; radar and sonar systems; electronic attack and release systems; communications solutions; space systems; and composite aerostructures, for government and commercial customers around the world. Our Information and Technical Services segment provides a broad range of service solutions, including: systems integration; network design and development; air traffic management; cyber; intelligence; advanced engineering; and space launch and range-support, for a wide variety of U.S. military and U.S. Government customers.
On February 5, 2015, we entered into a definitive merger agreement with Harris Corporation under which the Company will become a wholly owned subsidiary of Harris when the transaction closes (Note 21).
Separation from ITT Corporation
Exelis began operating as a stand-alone publicly traded corporation on October 31, 2011, following the completion of its spin-off from ITT Corporation (the "ITT Spin-off"). Prior to the ITT Spin-off, Exelis operated as ITT Corporation's ("ITT") Defense & Information Solutions segment.
Basis of Presentation
The Consolidated Financial Statements reflect the consolidated operations of Exelis, including our financial position, results of operations and cash flows, in conformity with accounting principles generally accepted in the United States of America (GAAP). All significant intercompany transactions between our businesses have been eliminated. The financial results of Vectrus Inc. ("Vectrus") prior to the completion of its spin-off from Exelis on September 27, 2014 are reported as discontinued operations in the Consolidated Financial Statements.
We have evaluated all material events occurring subsequent to the financial statement date for recognition or disclosure through the date this Annual Report on Form 10-K was filed with the Securities and Exchange Commission.

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Principles of Consolidation
Exelis consolidates companies in which it has a controlling financial interest or when Exelis is considered the primary beneficiary of a variable interest entity. We account for investments in companies over which we have the ability to exercise significant influence, but do not hold a controlling interest under the equity method, and we record our proportionate share of income or losses in the Consolidated Statements of Operations. The results of companies acquired or disposed of during the fiscal year are included in the Consolidated Financial Statements from the effective date of acquisition or up to the date of disposal.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Estimates are revised as additional information becomes available. Estimates and assumptions are used for, but not limited to, revenue recognition, income taxes, contingency accruals and valuation allowances, fair value measurements, impairment of goodwill and other intangible assets, postretirement obligations and certain contingent liabilities. Actual results could differ from these estimates.
Business Combinations
Exelis allocates the purchase price of its acquisitions to the tangible and intangible assets acquired, liabilities assumed, and non-controlling interests acquired based on their estimated fair value at the acquisition date. The excess of the acquisition price over those estimated fair values is recorded as goodwill. Changes to the acquisition date fair values prior to the expiration of the measurement period, a period generally not to exceed 12 months from date of acquisition, are recorded as an adjustment to the acquired assets, including goodwill. Changes to the acquisition date fair values after expiration of the measurement period are recorded in income. Acquisition-related expenses and restructuring charges are recognized separately from the business combination and are expensed as incurred.
Revenue Recognition
As a defense contractor engaging in long-term contracts, the majority of our revenue is derived from long-term construction-type and production-type sales contracts and services provided to the federal government for which revenue is recognized under the percentage-of-completion method based on units of delivery, percentage of costs incurred to total costs, or the completion of scheduled performance milestones. For units of delivery, revenues and profits are recognized based upon the ratio of actual units delivered to estimated total units to be delivered under the contract. Under the cost-to-total cost method, revenue is recognized based upon the ratio of costs incurred to estimated total costs at completion of the contract. Revenues and profits are recognized under the milestone method based upon accomplishing a clear deliverable output of contract performance with value to the customer. Revenues and profits on time-and-material type contracts are recognized based on billable rates times direct labor hours incurred plus material and other reimbursable costs incurred. The completed contract method is utilized when reasonable and reliable cost estimates for a project cannot be made. Amounts invoiced to customers in excess of revenue recognized are recorded as deferred revenue, until the revenue recognition criteria are satisfied. Revenue that is earned and recognized in excess of amounts invoiced is recorded as a component of receivables, net.
During the performance of long-term sales contracts, estimated final contract prices and costs are reviewed periodically and revisions are made as required and recorded in income in the period in which they are determined. Additionally, the fees under certain contracts may be increased or decreased in accordance with cost or performance incentive provisions which measure actual performance against established targets or other criteria. Such incentive fee awards or penalties are included in revenue when there is sufficient information to reasonably assess anticipated contract performance. Amounts representing contract change orders, claims, requests for equitable adjustment, or limitations in funding on contracts are recorded only if it is probable the claim will result in additional contract revenue and the amounts can be reliably estimated. Provisions for estimated losses on uncompleted long-term sales contracts are made in the period in which such losses are determined and are recorded as a component of costs of revenue. Contract revenue and cost estimates are reviewed and reassessed periodically. Changes in these estimates could result in recognition of cumulative catch-up adjustments to the contract’s inception to date revenue, cost of revenue

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and profit in the period in which such changes are made, based on a contract’s percent complete. Changes in revenue and cost estimates could also result in a forward loss or an adjustment to a forward loss. For the years ended December 31, 2014, 2013 and 2012, net favorable cumulative catch-up adjustments related to prior periods increased operating income by approximately $17, $69 and $54, respectively, and diluted earnings per share by approximately $0.06, $0.22 and $0.18, respectively.
To a lesser extent, we enter into contracts that are not associated with the design, development, manufacture, or modification of complex aerospace or electronic equipment and related services, and for services to non-federal government customers. For such contracts, we recognize revenue at the time title and risks and rewards of ownership pass, which is generally when products are shipped or as services are performed if there is persuasive evidence of an arrangement, the price is fixed or determinable and collectability is reasonably assured. For agreements that contain multiple deliverables, we allocate revenue across all identified units of accounting based on relative fair values and then recognize revenue when the appropriate revenue recognition criteria for the individual deliverables have been satisfied.
Research and Development
Expenditures for Company-sponsored research and development projects are expensed as incurred. Costs we incur under customer-sponsored research and development programs pursuant to contracts are included in total revenue and cost of revenue.
Restructuring
We periodically initiate management approved restructuring activities to achieve cost savings through reduced operational redundancies and to strategically position ourselves in the market in response to prevailing economic conditions and associated customer demand. Costs associated with restructuring actions can include severance, infrastructure charges to vacate facilities or consolidate operations, contract termination costs and other related charges. For involuntary separation plans, a liability is recognized when it is probable and reasonably estimable. For voluntary separation plans, a liability is recognized when the employee irrevocably accepts the voluntary termination. For one-time termination benefits, such as additional severance pay or benefit payouts, and other exit costs, such as lease termination costs, the liability is measured and recognized initially at fair value in the period in which the liability is incurred, with subsequent changes to the liability recognized as adjustments in the period of change or if the employees are required to render services beyond a minimum retention period, the fair value of the severance or benefit payouts is recognized ratably over the future service period.
Income Taxes
We determine the provision for income taxes using the asset and liability approach. Under this approach, deferred income taxes represent the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities.
Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. In assessing the need for a valuation allowance, we look to the future reversal of existing taxable temporary differences, taxable income in carryback years, the feasibility of tax planning strategies and estimated future taxable income. The valuation allowance can be affected by changes to tax laws, changes to statutory tax rates and changes to future taxable income estimates.
We provide for U.S. deferred taxes on the excess of financial reporting basis over the U.S. tax basis for our foreign earnings, when we do not plan to reinvest such earnings indefinitely outside the United States.
We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the Consolidated Financial Statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

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Foreign Currency Translation
The financial statements of consolidated international businesses, for which the functional currency is not the U.S. dollar, are translated into U.S. dollars. Balance sheet accounts are translated at the exchange rate in effect at the end of each period; income statement accounts are translated at the average rates of exchange prevailing during the period. Gains and losses on foreign currency translations are reflected in accumulated other comprehensive loss. Net gains or losses from foreign currency transactions are reported in Selling, General and Administrative (“SG&A”) expenses and have historically been immaterial.
Cash and Cash Equivalents
Exelis considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.
Accounts Receivable
Accounts receivable include amounts billed and currently due from customers, unbilled costs and accrued profits primarily related to revenue on long-term sales contracts that have been recognized for accounting purposes but not yet billed to customers, certain estimated contract change amounts, claims or requests for equitable adjustment in negotiation that are probable of recovery, and amounts retained by the customer pending contract completion. We maintain an allowance for doubtful accounts to provide for the estimated amount of accounts receivable that will not be collected. The allowance is based upon an assessment of customer credit-worthiness, historical payment experience and the age of outstanding receivables.
Inventories
Inventories are stated at cost (first-in, first-out or average cost), but not in excess of realizable value. A write down for excess or inactive inventory is recorded based upon an analysis that considers current inventory levels, historical usage patterns, future sales expectations and salvage value.
Inventoried costs related to long-term sales contracts are stated at the actual production cost, including overhead and other related non-recurring costs incurred to date reduced by amounts identified with revenue recognized on units delivered or progress completed. Inventoried costs relating to long-term sales contracts and programs are reduced by charging any amounts in excess of estimated realizable value to costs of revenue.
Plant, Property and Equipment
Plant, property and equipment, net, are stated at cost less accumulated depreciation. Major improvements are capitalized at cost while expenditures for maintenance, repairs and minor improvements are expensed. For asset sales or retirements, the assets and related accumulated depreciation or amortization are eliminated from the accounts and any resulting gain or loss is reflected in income.
Depreciation is generally computed using either an accelerated or straight-line method and is based on estimated useful lives as follows:

	Years
Buildings and improvements	5	-	40
Machinery and equipment	2	-	15
Furniture, fixtures and office equipment	3	-	7

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Operating Leases
Many of the Company’s real property lease agreements contain incentives for tenant improvements, rent holidays, or rent escalation clauses. For incentives for tenant improvements, the Company records a deferred rent liability and amortizes the deferred rent over the term of the lease as a reduction to rent expense. For rent holidays and rent escalation clauses during the lease term, the Company records minimum rental expenses on a straight-line basis over the term of the lease. Leasehold improvements are amortized over the lesser of the remaining life of the lease or the estimated useful life of the improvement.
Capitalized Internal Use Software
Exelis capitalizes certain internal and external costs incurred to acquire or create internal use software, principally related to software coding, designing system interfaces and installation and testing of the software. Exelis amortizes capitalized internal use software costs using the straight-line method over the estimated useful life of the software, generally from 3 to 7 years.
Long-Lived Asset Impairment
Long-lived assets, including other intangible assets with finite lives, are tested for impairment whenever events or changes in circumstances indicate their carrying value may not be recoverable. We assess the recoverability of long-lived assets based on the undiscounted future cash flow the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. When an impairment is identified, we reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values.
Goodwill and Other Intangible Assets
Goodwill represents purchase consideration paid in a business combination that exceeds the values assigned to the net assets of acquired businesses. Other intangible assets include customer and distributor relationships, proprietary technology, trademarks and patents. Our other intangible assets have a finite life and are generally amortized on a straight-line basis, unless the pattern of usage of the benefits indicates an alternate method is more representative of the usage of the asset, over their estimated economic useful life, which generally range from 10-25 years. Other intangible assets are tested for impairment if indicators of impairment are identified.
Goodwill is not amortized, but instead is tested for impairment annually (or more frequently if impairment indicators arise, such as changes to the reporting unit structure, significant adverse changes in the business climate or an adverse action or assessment by a regulator). Goodwill has been assigned to our reporting units for purposes of impairment testing. We conduct our annual impairment testing on the first day of the fourth fiscal quarter.
In 2014, the impairment test was performed using a qualitative evaluation, referred to as the step-zero approach. An initial qualitative evaluation is performed based on the company's events and circumstances to determine the likelihood of goodwill impairment. The results of the qualitative evaluation determine whether it is necessary to perform the two-step impairment test. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a company would be required to perform the two-step impairment test. Based on the results of our qualitative evaluation, we were not required to perform the two-step impairment test.
In 2013, the impairment test was performed using the traditional two-step test. In the first step, the estimated fair value of each reporting unit is compared to the carrying value of the net assets assigned to that reporting unit. If the estimated fair value of the reporting unit exceeds its carrying value, goodwill is not impaired and the second step of the impairment test is not performed. If the carrying value of the reporting unit exceeds its estimated fair value, then the second step of the impairment test is performed in order to measure the impairment loss to be recorded. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we record an impairment loss equal to the difference. We estimated the fair value of our reporting units using an income approach. Under the income approach, we estimated the fair value based on the present value of estimated future cash flows. Based on the results of the first step of the impairment test, we were not required to perform the second step of the impairment test.

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Postretirement Benefit Plans
Plans that are sponsored by the Company are accounted for as defined benefit pension and other postretirement defined benefit plans (collectively referred to as “defined benefit plans”). Accordingly, the funded or unfunded position of each defined benefit plan is recorded on our Consolidated Balance Sheets. Actuarial gains and losses and prior service costs or credits that have not yet been recognized through income are recorded in accumulated other comprehensive loss within equity, net of taxes, until they are amortized as a component of net periodic benefit cost. The determination of benefit obligations and the recognition of expenses related to defined benefit plans are dependent on various assumptions. The major assumptions primarily relate to discount rates, long-term expected rates of return on plan assets, rate of future compensation increases, mortality, termination, health care inflation trend rates and other factors. Management develops each assumption using relevant company experience in conjunction with market-related data. Actuarial assumptions are reviewed annually with third-party consultants and adjusted as necessary. For the recognition of net periodic benefit cost, the calculation of the long-term expected return on plan assets is generally derived using a market-related value of plan assets based on yearly average asset values at the measurement date over the last five years. Actual results that differ from our assumptions are accumulated and amortized over the estimated future life or service period of the participants. The fair value of plan assets is determined based on market prices or estimated fair value at the measurement date.
Stock-Based Compensation
We recognize stock-based compensation expense primarily within SG&A expenses based on the grant date fair values, net of estimated forfeitures, for all share-based awards granted over the requisite service periods of the awards, which is generally equivalent to the vesting term.
Fair Value Measurements
We determine fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In measuring fair value, a fair value hierarchy is applied which categorizes and prioritizes the inputs used to estimate fair value into three levels. The fair value hierarchy is based on maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. Classification within the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement. There are three levels of the fair value hierarchy. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices (in non-active markets or in active markets for similar assets or liabilities), inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 3 inputs are unobservable inputs for the assets or liabilities.
In certain instances, fair value is estimated using quoted market prices obtained from external pricing services. In obtaining such data from the pricing service, the Company has evaluated the methodologies used to develop the estimate of fair value in order to assess whether such valuations are representative of fair value, including net asset value (NAV). Additionally, in certain circumstances, the NAV reported by an asset manager may be adjusted when sufficient evidence indicates NAV is not representative of fair value.
Commitments and Contingencies
We record accruals for commitments and loss contingencies when they are probable of occurrence and the amounts can be reasonably estimated. In addition, legal fees are accrued for cases where a loss is probable and the related fees can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount of loss. We review these accruals quarterly and adjust the accruals to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and other updated information.
Accruals for environmental matters are recorded on a site by site basis when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies available to us. Our estimated liability is reduced to reflect the anticipated participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of

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paying their respective shares of the relevant costs. These accruals are adjusted quarterly as assessment and remediation efforts progress or as additional technical or legal information become available. Actual costs to be incurred at identified sites in future periods may vary from the estimates, given inherent uncertainties in evaluating environmental exposures. Accruals for environmental liabilities generally exclude claims for recoveries from insurance companies or other third parties and are reported in other non-current liabilities at undiscounted amounts.
Earnings Per Share
We compute earnings per common share on the basis of the weighted average number of common shares, and, where dilutive, common share equivalents, outstanding during the indicated periods.
Concentrations of Credit Risk
The U.S. Government accounted for 73% and 78% of receivables, net at December 31, 2014 and 2013, respectively.
Derivative Financial Instruments
Our operations give rise to exposure to market risks from changes in foreign exchange rates. We may use derivative financial instruments to reduce the impact of changes in foreign exchange rates on our operating results. We do not hold or issue derivative financial instruments for trading or other speculative purposes. The effect of our derivative instruments on our Consolidated Financial Statements is immaterial for all periods presented.
Reclassifications
Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.
NOTE  2
RECENT ACCOUNTING PRONOUNCEMENTS
Recently Adopted Pronouncements
In February 2013, the Financial Accounting Standards Board (FASB) issued guidance intended to update the disclosure requirements for accumulated other comprehensive income (AOCI). This guidance does not change the current requirements for reporting net income or other comprehensive income in the financial statements. The updated guidance requires an entity to disclose additional information about changes in AOCI balances by component and significant amounts reclassified out of AOCI by component. This guidance is effective prospectively for reporting periods beginning after December 15, 2012. We adopted this guidance on January 1, 2013 and have provided the additional required disclosures in the notes to these financial statements.
Pronouncements Not Yet Adopted
In May 2014, the Financial Accounting Standards Board (FASB) issued final guidance on revenue recognition, which provides a single, comprehensive revenue recognition model for all contracts with customers, aimed at improving comparability within industries, across industries, and across capital markets. The new guidance contains principles, including a five step approach, that an entity will apply to determine the measurement and timing of revenue recognition that will require an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance also requires additional disclosures intended to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and the related cash flows. Adoption of this guidance could affect the measurement and timing of revenue recognition on our contracts. The guidance is effective for the first interim period within annual reporting periods beginning after December 15, 2016, and can be applied retrospectively to each prior reporting period presented (full retrospective method) or retrospectively with the cumulative effect of initial application of the guidance recognized in retained earnings on the date of initial adoption (simplified transition method). Early adoption is not permitted. We are currently evaluating the methods of adoption and the potential impact of this guidance on our financial position, results of operations and cash flows.

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The FASB recently issued final guidance aimed at reducing the frequency of disposals reported as discontinued operations by raising the threshold for a disposal to qualify as a discontinued operation, focusing on strategic shifts that have or will have a major effect on an entity's operations and financial results. The guidance expands the disclosures for discontinued operations, but does not change the presentation requirements for discontinued operations in the income statement. The guidance is effective prospectively for annual periods beginning on or after December 15, 2014, with early adoption permitted, and would only apply to disposals completed subsequent to adoption. We will adopt this guidance on January 1, 2015.
Other new pronouncements issued but not effective until after December 31, 2014 are not expected to have a material impact on our financial position, results of operations or cash flows.
NOTE  3
ACQUISITIONS AND DIVESTITURES
Acquisitions
During 2014, the Company acquired Celestech and Barco Orthogon GmbH for an aggregate purchase price of approximately $24, net of cash acquired, and the operating results of these businesses are reported in the C4ISR Electronics and Systems segment and the Information and Technical Services segment, respectively, from the dates of acquisition. The assets, liabilities and results of operations for each of the businesses acquired were not material to the Company.
During 2013, the Company acquired C4i Pty. Ltd. for an aggregate purchase price of approximately $16, net of cash acquired. The operating results of this business are reported in the Information and Technical Services segment from the date of acquisition. The assets, liabilities and results of operations for the acquired business were not material to the Company.
During 2012, the Company acquired Applied Kilovolts Group Holdings, Limited and Space Computer Corporation for an aggregate purchase price of approximately $43, net of cash acquired. The operating results of these businesses are reported in the C4ISR Electronics and Systems segment from the dates of acquisition. The assets, liabilities and results of operations for each of the businesses acquired were not material to the Company.
Divestitures
On September 27, 2014, the Company completed the previously announced spin-off of Vectrus through a pro rata distribution to the Company's shareholders of one share (in whole shares) of Vectrus common stock for every 18 shares (in whole shares) of the Company's common stock held by such shareholders on September 18, 2014 (the "Record Date"), resulting in a total distribution of approximately 10.5 shares of Vectrus common stock. In connection with the spin-off, Vectrus incurred debt and made a net cash distribution of $136 to a subsidiary of Exelis on September 26, 2014. This cash distribution was subsequently reduced by $3 for a working capital adjustment. The Company recognized no gain or loss as a result of the spin-off and the spin-off was structured to qualify as a tax-free transaction to Exelis and its shareholders for U.S. Federal income tax purposes, except to the extent shareholders receive cash in lieu of fractional shares. Vectrus' financial results prior to the spin-off are reported as discontinued operations for all periods presented in these financial statements. Vectrus began trading as an independent, publicly traded company on the New York Stock Exchange on September 29, 2014.
Vectrus, formerly referred to as Mission Systems, was part of the Company’s military and government services business within the Information and Technical Services segment and included the following major program areas: Infrastructure Asset Management; Logistics and Supply Chain Management; and Information Technology and Network Communication Services.
In connection with the spin-off of Vectrus, the Company incurred total separation costs of $34, $3, and $0 for the years ended December 31, 2014, 2013 and 2012, respectively, of which $23, $2 and $0, respectively, have been included in discontinued operations.

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The following table provides the operating results of Vectrus, which have been included in discontinued operations:

	Year Ended December 31,
	2014	2013	2012
Revenue	$886	$1,475	$1,792
Income from discontinued operations, before income tax expense	$33	$149	$129
Income tax expense	14	46	45
Income from discontinued operations, net of tax	$19	$103	$84
The following table provides the major classes of assets and liabilities of Vectrus included in discontinued operations:

December 31, 2013
Assets
Cash	$10
Receivables, net	224
Other current assets	(5)
Total current assets	229
Plant, property, and equipment, net	9
Goodwill	217
Deferred tax asset	(84)
Other non-current assets	2
Total non-current assets	144
Total assets	$373

Liabilities
Accounts payable	$110
Compensation and other employee benefits	63
Other current liabilities	22
Total current liabilities	195
Other non-current liabilities	3
Total liabilities	$198
NOTE  4
RESTRUCTURING AND ASSET IMPAIRMENT CHARGES
We have initiated various restructuring activities throughout the business during the past three years. The restructuring activities focus on various aspects of operations, including closing and consolidating certain facilities and manufacturing operations, rationalizing headcount, and aligning operations in the most strategic and cost-efficient structure.
We did not have any individually significant restructuring activities in 2014 or 2012. During the first quarter of 2013, we initiated an action to reduce the size of our workforce and consolidate our facilities footprint to align our cost structure more closely to customer and market conditions. Through voluntary and involuntary employee reductions, we eliminated approximately 1,168 positions related to this action, which included factory workers, administrative personnel and management employees. The charges incurred under this action primarily related to employee severance, and to a lesser extent, lease cancellation and other costs associated with the consolidation of certain facilities. This action was substantially completed by December 31, 2013.
The components of restructuring and asset impairment charges are summarized in the table below.

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	Year Ended December 31,
	2014	2013	2012
By components
Severance charges	$9	$58	$9
Other restructuring charges	4	20	5
Reversal of restructuring accruals	(1)	(2)	(2)
Total restructuring charges	12	76	12
Asset impairment charges	—	4	7
Restructuring and asset impairment charges	$12	$80	$19
By segment
C4ISR Electronics and Systems	$12	$68	$17
Information and Technical Services	—	12	2
Restructuring and asset impairment charges	$12	$80	$19
The following table displays a roll-forward and the details, by type and segment, of the restructuring accruals balance, presented on our Consolidated Balance Sheets within other accrued liabilities.

	Year Ended December 31,
	2014	2013
Balance at January 1,	$25	$9
Charges for plans initiated during the year	12	77
Charges for plans initiated in prior years	1	2
Cash payments	(26)	(57)
Reversal of accruals and other	(4)	(6)
Balance at December 31,	$8	$25
By accrual type
Severance accrual	$1	$11
Facility carrying and other cost accruals	7	14
By segment
C4ISR Electronics and Systems	$7	$20
Information and Technical Services	1	5
NOTE 5
INCOME TAXES
The source of pre-tax income and the components of income tax expense are as follows:

	Year Ended December 31,
	2014	2013	2012
Income components
United States	$358	$281	$367
Foreign	7	7	25
Total pre-tax income from continuing operations	$365	$288	$392
Income tax expense components
Current income tax provision
United States – federal	$81	$6	$—
United States – state and local	11	6	2
Foreign	3	1	4
Total current income tax provision	95	13	6
Deferred income tax provision
United States – federal	25	68	117
United States – state and local	15	29	23
Total deferred income tax provision	40	97	140
Total income tax expense	$135	$110	$146
Effective income tax rate	37.0%	38.2%	37.2%

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A reconciliation of the tax provision at the U.S. statutory rate to the effective income tax rate as reported is as follows:

	Year Ended December 31,
	2014	2013	2012
Tax provision at U.S. statutory rate	35.0%	35.0%	35.0%
Foreign tax rate differential	(0.3)	(0.3)	(0.1)
Foreign earnings not permanently reinvested, net of U.S. tax credit	0.1	0.3	0.5
State and local income tax, net of federal benefit	3.4	7.9	4.1
Research credit	(0.5)	(2.1)	—
Tax examinations	—	(0.6)	—
Domestic manufacturing deduction	(2.1)	(1.8)	(1.1)
Other	1.4	(0.2)	(1.2)
Effective income tax rate	37.0%	38.2%	37.2%
Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities, applying enacted tax rates for the year in which we expect the differences will reverse. Deferred tax assets and liabilities include the following:

	December 31,
	2014	2013
Deferred Tax Assets
Employee benefits	$856	$567
Accrued expenses	38	31
Loss carryforwards	1	3
Inventory	36	56
Advance payments	24	16
Credit carryforwards	3	5
Other	—	4
Subtotal	958	682
Valuation allowance	(3)	(3)
Total deferred tax assets	$955	$679
Deferred Tax Liabilities
Goodwill and other intangible assets	$209	$206
Plant, property and equipment	62	71
Unbilled receivables	49	47
Foreign subsidiaries	15	19
Total deferred tax liabilities	$335	$343
Deferred taxes in the Consolidated Balance Sheets consist of the following:

	December 31,
	2014	2013
Current assets	$56	$38
Non-current assets	566	300
Non-current liabilities	(2)	(2)
Net deferred tax assets	$620	$336

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Our tax attributes available to reduce future taxable income begin to expire as follows:

Attribute	Amount	First Year of Expiration
State net operating losses	$2	December 31, 2024
U.S. tax credits	2	December 31, 2031
State tax credits	3	December 31, 2027
As of December 31, 2014, the tax exposure on foreign earnings that we plan to indefinitely reinvest overseas is not significant.
As of December 31, 2014 and 2013, there were valuation allowances of $3 and $3, respectively, to reduce deferred tax assets related to certain foreign net operating losses as these losses are not expected to be utilized in the future.
Shareholders’ equity at December 31, 2014 and 2013 reflects excess tax benefits related to stock-based compensation of approximately $8 and $3, respectively.
Uncertain Tax Positions
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Year Ended December 31,
	2014	2013	2012
Unrecognized tax benefits at January 1,	$—	$56	$—
Additions for
Current year tax positions	—	—	—
Prior year tax positions	21	—	56
Reductions for
Prior year tax positions	—	(56)	—
Unrecognized tax benefits at December 31,	$21	$—	$56
Unrecognized tax benefits as of December 31, 2014 and 2012 were primarily related to the timing of certain income and deductions. The unrecognized tax benefits at December 31, 2014 will likely affect the effective income tax rate when settled. We anticipate that substantially all unrecognized tax benefits will decrease within the next twelve months, primarily due to the effective settlement of a pre ITT Spin-off tax audit. The unrecognized tax benefits from 2012 reversed in 2013 due to the acceptance of previously filed accounting method changes, which did not impact income tax expense.
The following table summarizes the Company's earliest open tax years by major jurisdiction:

Jurisdiction	Earliest Open Year
United States	2009
United Kingdom	2011
Under the Tax Matters Agreement entered into between Exelis and Vectrus in connection with the spin-off of Vectrus, with respect to federal, state, and foreign income tax audits of pre Vectrus spin-off tax returns (other than separate returns of Exelis or Vectrus), Exelis and Vectrus have generally agreed to share in any unfavorable tax audit liabilities over a specified threshold of $3. Exelis is responsible for liabilities below the threshold and has not made any payments against the threshold through December 31, 2014.
Under the Tax Matters Agreement entered into between Exelis, ITT and Xylem Inc. ("Xylem") in connection with the ITT Spin-off, with respect to post ITT Spin-off federal, state, and foreign income tax audits of pre ITT Spin-off tax returns (other than separate returns of Exelis or Xylem), Exelis, ITT, and Xylem have generally agreed to share in any unfavorable federal tax audit liabilities over a specified threshold of $27. ITT is responsible for liabilities below the threshold and has paid $12 against the threshold through December 31, 2014. ITT's earliest open tax years that remain subject to examination for the major jurisdictions of the United States and United Kingdom are 2009 and 2010, respectively.

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The IRS is currently conducting an examination of our tax returns for 2012 and 2011 subsequent to the ITT Spin-off. Although we believe we have adequately provided for all of our tax positions, amounts asserted by taxing authorities in future years could be greater than our accrued positions. Accordingly, additional provisions on income tax related matters could be recorded in the future due to revised estimates, settlement or other resolution of the underlying tax matters.
We classify interest relating to tax matters as a component of interest expense and tax penalties as a component of income tax expense in our Consolidated Statements of Operations. During 2014, 2013, and 2012, we recognized no interest expense related to tax matters, and tax penalties / (tax penalties reversals) of $0, $(9), and $9, respectively.
NOTE  6
EARNINGS PER SHARE
The following table sets forth the reconciliation of basic and diluted weighted average shares outstanding for our earnings per share calculations:

	Year Ended December 31,
	2014	2013	2012
Weighted average common shares outstanding	188.3	188.4	186.5
Add: Weighted average restricted stock awards outstanding (a)	—	0.1	0.9
Basic weighted average common shares outstanding	188.3	188.5	187.4
Add: Dilutive impact of stock options	2.9	1.6	0.5
Add: Dilutive impact of restricted stock units	2.0	1.9	0.7
Diluted weighted average common shares outstanding	193.2	192.0	188.6

(a)
Restricted stock awards containing rights to non-forfeitable dividends which participate in undistributed earnings with common shareholders are considered participating securities for purposes of computing earnings per share.

The table below provides a summary of securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the period presented.

	Year Ended December 31,
	2014	2013	2012
Anti-dilutive stock options	0.5	0.1	9.5
NOTE  7
RECEIVABLES, NET
Receivables, net were comprised of the following:

	December 31,
	2014	2013
Billed receivables	$358	$329
Unbilled contract receivables	459	380
Other	11	10
Receivables, gross	828	719
Allowance for doubtful accounts	(4)	(4)
Receivables, net	$824	$715
Total billed receivables due from the U.S. Government, either directly or as subcontractor with the U.S. Government, were $254 and $245 at December 31, 2014 and 2013, respectively. Because the Company’s billed receivables are primarily with the U.S. Government, the Company does not have a material credit risk exposure.

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Unbilled contract receivables represent revenue recognized on long-term sales contracts in excess of amounts billed as of the balance sheet date. We expect to bill and collect substantially all of the December 31, 2014 unbilled contract receivables during the next twelve months as scheduled billing milestones are completed or units are delivered.
NOTE  8
INVENTORIES, NET
Inventories, net were comprised of the following:

	December 31,
	2014	2013
Production costs of contracts in process	$192	$217
Less progress payments	(17)	(21)
Production costs of contracts in process, net	175	196
Product inventory	50	44
Inventories, net	$225	$240
NOTE  9
PLANT, PROPERTY AND EQUIPMENT, NET
Plant, property and equipment, net consisted of the following:

	December 31,
	2014	2013
Land and improvements	$21	$22
Buildings and improvements	358	367
Machinery and equipment	695	663
Furniture, fixtures and office equipment	80	85
Construction in progress	19	59
Plant, property and equipment, gross	1,173	1,196
Less accumulated depreciation	(736)	(707)
Plant, property and equipment, net	$437	$489
Capitalized software, net, which is included in other non-current assets, was $39 and $28 at December 31, 2014 and 2013, respectively. Depreciation and amortization expense of plant, property and equipment and capitalized software was $82, $80 and $88 in 2014, 2013 and 2012, respectively.
NOTE  10
GOODWILL AND OTHER INTANGIBLE ASSETS, NET
Goodwill
Changes in the carrying amount of goodwill by business segment were as follows:

	C4ISR Electronics and Systems	Information and Technical Services	Total
Balance at January 1, 2013	$1,803	$160	$1,963
Acquisitions	2	7	9
Sales	(5)	—	(5)
Balance at December 31, 2013	$1,800	$167	$1,967
Acquisitions	4	8	12
Other	3	(6)	(3)
Balance at December 31, 2014	$1,807	$169	$1,976

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During 2014, the Company completed two acquisitions, resulting in an increase to goodwill of $12 and other intangible assets of $9. During 2013, the Company completed one acquisition, resulting in an increase to goodwill of $7 and other intangible assets of $7. In 2013 goodwill, also increased $2 for purchase price adjustments related to our 2012 acquisitions.
Based on the results of our annual impairment tests, we determined that no impairment of goodwill existed as of the measurement date in 2014 or 2013. However, future goodwill impairment tests could result in a charge to income.
Other Intangible Assets, Net
Information regarding our other intangible assets was as follows:

	December 31, 2014			December 31, 2013
	Gross Carrying Amount	Accumulated Amortization	Net Intangibles	Gross Carrying Amount	Accumulated Amortization	Net Intangibles
Customer and distributor relationships	$521	$(389)	$132	$525	$(371)	$154
Proprietary technology	36	(23)	13	30	(22)	8
Trademarks, patents and other	9	(4)	5	9	(4)	5
Total other intangible assets	$566	$(416)	$150	$564	$(397)	$167
Customer and distributor relationships, proprietary technology, and trademarks, patents and other are amortized over weighted average lives of approximately 14 years, 8 years and 11 years, respectively. Amortization expense related to other intangible assets for 2014, 2013 and 2012 was $24, $27 and $39, respectively.
Estimated amortization expense for each of the five succeeding years and thereafter is as follows:

2015	$22
2016	20
2017	17
2018	15
2019	14
2020 and thereafter	62
Total	$150
NOTE  11
LEASES AND RENTALS
Exelis leases certain offices, manufacturing buildings, land, machinery, automobiles, computers and other equipment primarily under operating leases. Our operating leases expire at various dates through 2023 and may include renewal and payment escalation clauses. Exelis often pays maintenance, insurance and tax expense related to leased assets. Rental expenses under our operating leases were $63, $67 and $71 for 2014, 2013 and 2012, respectively, net of immaterial amounts of sublease rental income.
The following is a schedule, by years, of future minimum lease payments required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year as of December 31, 2014.

Operating leases
2015	$63
2016	52
2017	39
2018	34
2019	27
2020 and thereafter	43
Total future minimum lease payments	$258

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NOTE  12
DEBT
Debt consisted of the following:

	December 31,
	2014	2013
Long-term debt	$650	$650
Unamortized debt discounts	(1)	(1)
Total long-term debt	$649	$649
The following table provides a summary of interest rates, carrying values and estimated fair values of outstanding long-term debt:

		December 31, 2014		December 31, 2013
	Interest rate	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt
Senior notes due 2016	4.25%	$250	$259	$250	$263
Senior notes due 2021	5.55%	400	429	400	404
Total		$650	$688	$650	$667
The fair value of our notes was determined using prices in secondary markets for identical and similar securities (Level 2 inputs) obtained from external pricing sources.
Credit Facility
On December 23, 2014, the Company entered into a five-year competitive advance and revolving credit facility agreement ("Credit Facility") with a consortium of lenders, including JPMorgan Chase Bank, N.A., as administrative agent, and Citibank, N.A., as syndication agent. The Credit Facility provides for a senior unsecured revolving credit facility in an aggregate principal amount of up to $500, which may be increased, at the request of the Company and with the consent of the participating lenders, up to an aggregate of $200, for a maximum aggregate principal amount of $700. The Credit Facility includes a $100 letter of credit commitment and requires us to pay certain customary and recurring fees, including fees on the commitments of the lenders. The Credit Facility matures on December 23, 2019, and may be extended for additional one year periods, subject to consent of participating lenders and continuing compliance with the financial covenants and other customary conditions. The Credit Facility is available for working capital and other general corporate purposes. The Credit Facility replaces our previous credit facility that would have expired in October 2015. As of December 31, 2014 and 2013, no borrowings or letters of credit were outstanding under the credit facilities.
Borrowings under the Credit Facility will bear interest at rates based, at the Company’s option, on a Eurodollar rate or an alternate base rate, as defined in the Credit Facility. The Credit Facility permits voluntary prepayment of principal and accrued interest and contains customary representations, warranties, affirmative and negative covenants, including financial covenants, events of default and indemnification provisions in favor of the banks. The negative covenants include restrictions regarding the incurrence of additional indebtedness; the incurrence of liens; the entering into certain sale-and-leaseback transactions; certain mergers and consolidations; certain sales, transfers, leases or disposals of assets; a liquidation or dissolution; and the entering into certain restrictive agreements, in each case subject to certain exceptions. The financial covenants require us not to exceed a maximum leverage ratio of 3.50 to 1.00 (based on a ratio of consolidated total indebtedness to consolidated EBITDA) and, depending on our credit ratings as defined in the Credit Facility, to maintain a minimum consolidated interest coverage ratio of 3.00 to 1.00 (based on a ratio of consolidated EBITDA to consolidated interest expense).

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Senior Notes
The Company has outstanding long-term debt consisting of $250 aggregate principal amount of 4.25% senior notes due October 1, 2016 and $400 aggregate principal amount of 5.55% senior notes due October 1, 2021 (together the “Notes”). The Notes are subject to the terms of an indenture with Union Bank, N.A., as trustee (the “Indenture”). The associated debt issuance costs of $6 and debt discount of $1 are amortized over the life of the Notes. Accrued interest payable on the Notes, included in other accrued liabilities, was $8 and $8 at December 31, 2014 and 2013, respectively, and is payable on April 1 and October 1 of each year.
The Indenture includes covenants that restrict our ability to, subject to exceptions, incur indebtedness secured by liens or engage in sale and leaseback transactions. The Indenture also provides for customary events of default, including, but not limited to, (i) failure to pay interest for 30 days, (ii) failure to pay principal when due, (iii) failure to perform any other covenant in the Indenture for 90 days after receipt of notice from the trustee or from holders of 25% of the outstanding principal amount and (iv) certain events of bankruptcy, insolvency or reorganization of the Company.
The Notes are redeemable as a whole or in part, at the Company’s option at any time and from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis at the Treasury Rate plus 50 basis points, plus in each case accrued and unpaid interest to the date of redemption. In addition, if the Notes cease to be rated investment grade by each of Moody’s Investors Service, Inc., Fitch Inc. and Standard & Poor’s Rating Services on any date during the 60-day period following the first public announcement of a change of control transaction, including the Company’s proposed merger with Harris Corporation, each holder of the Notes will have the right to require the Company to repurchase all or any part of such holder’s Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. Notwithstanding the foregoing, a holder of the Notes will not have the right to require us to repurchase such holder's Notes until the change of control transaction has actually been consummated.
NOTE  13
POSTRETIREMENT BENEFIT PLANS
Defined Contribution Plans
The Company sponsors numerous defined contribution savings plans, including the Salaried Investment and Savings Plan, our largest defined contribution plan, which allow employees to contribute a portion of their pre-tax and/or after-tax income in accordance with specified guidelines. Several of the plans require us to match a percentage of the employee contributions up to certain limits and make base contributions, generally totaling between 2.0% to 7.5% of employee eligible pay. Matching contributions and base contributions charged to expense were $33, $35 and $38 for 2014, 2013 and 2012, respectively.
The Exelis Stock Fund investment option in our Salaried Investment and Savings Plan is considered an Employee Stock Ownership Plan (ESOP). On December 31, 2014, approximately 5.5 shares of Exelis common stock were held in the Exelis Stock Fund. Participants in the Exelis Stock Fund may receive dividends in cash or may reinvest such dividends into the Exelis Stock Fund.
Defined Benefit Plans
Company employees participate in numerous defined benefit pension plans and benefits for most employees under the terms of these plans are based on the employee’s years of service and compensation. We fund these plans as required by statutory regulations and through discretionary contributions. Some Company employees also participate in other postretirement defined benefit plans such as health care and life insurance plans.
The U.S. Salaried Retirement Plan (U.S. SRP) is our largest defined benefit plan with assets valued at $4,075 and a projected benefit obligation of $5,634 as of December 31, 2014. Effective December 31, 2016, all future benefit accruals under the U.S. SRP will be frozen and all eligible employees who continue to accrue future benefits in the U.S. SRP at that date will be eligible to participate in the Salaried Investment and Savings Plan starting January 1,

Page |	80

2017. The U.S. SRP benefit obligation was re-measured as of May 31, 2013 to reflect the May 2013 plan amendment that froze all future benefit accruals. Employees hired after September 30, 2011 were not eligible to accrue benefits in the U.S. SRP after December 31, 2011.
Balance Sheet Information
Amounts recognized in the Consolidated Balance Sheets for defined benefit pension plans and other postretirement defined benefit plans (collectively, “defined benefit plans”) reflect the funded status of the plans. The following table provides a summary of the funded status of our defined benefit plans and the presentation of such balances within our Consolidated Balance Sheets.

	December 31,
	2014			2013
	Pension	Other Benefits	Total	Pension	Other Benefits	Total
Fair value of plan assets	$4,455	$272	$4,727	$4,288	$281	$4,569
Projected benefit obligation	(6,336)	(477)	(6,813)	(5,522)	(480)	(6,002)
Funded status	$(1,881)	$(205)	$(2,086)	$(1,234)	$(199)	$(1,433)
Amounts reported within
Other non-current assets	$—	$—	$—	$6	$—	$6
Accrued liabilities	(13)	(1)	(14)	(14)	(18)	(32)
Non-current liabilities	$(1,868)	$(204)	$(2,072)	$(1,226)	$(181)	$(1,407)
A portion of our projected benefit obligation includes amounts that have not yet been recognized as expense in our results of operations. Such amounts are recorded within accumulated other comprehensive loss until they are amortized as a component of net periodic benefit cost. The following table provides a summary of pre-tax amounts recorded within accumulated other comprehensive loss.

	December 31,
	2014			2013
	Pension	Other Benefits	Total	Pension	Other Benefits	Total
Net actuarial loss	$3,040	$72	$3,112	$2,304	$69	$2,373
Prior service cost (credit)	8	(1)	7	10	(1)	9
Total	$3,048	$71	$3,119	$2,314	$68	$2,382
The following table provides a roll-forward of the projected benefit obligations for our defined benefit plans:

	Year Ended December 31,
	2014			2013
	Pension	Other Benefits	Total	Pension	Other Benefits	Total
Change in benefit obligation
Benefit obligation at January 1,	$5,522	$480	$6,002	$6,086	$525	$6,611
Service cost	61	2	63	70	2	72
Interest cost	254	19	273	241	19	260
Actuarial loss (gain)	881	9	890	(414)	(43)	(457)
Benefits paid	(363)	(33)	(396)	(445)	(23)	(468)
Expenses paid	(21)	—	(21)	(17)	—	(17)
Other	2	—	2	1	—	1
Benefit obligation at December 31,	$6,336	$477	$6,813	$5,522	$480	$6,002
The following table provides a roll-forward of the plans assets and the ending funded status for our defined benefit plans:

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	Year Ended December 31,
	2014			2013
	Pension	Other Benefits	Total	Pension	Other Benefits	Total
Change in plan assets
Plan assets at January 1,	$4,288	$281	$4,569	$4,109	$270	$4,379
Actual return on plan assets	403	26	429	442	33	475
Employer contributions	133	—	133	186	—	186
Benefits paid	(348)	(35)	(383)	(432)	(22)	(454)
Expenses paid	(21)	—	(21)	(17)	—	(17)
Plan assets at December 31,	$4,455	$272	$4,727	$4,288	$281	$4,569
Funded status at end of year	$(1,881)	$(205)	$(2,086)	$(1,234)	$(199)	$(1,433)
The accumulated benefit obligation for all defined benefit pension plans was $6,308 and $5,485 at December 31, 2014 and 2013, respectively. The following table provides information for defined benefit pension plans with an accumulated benefit obligation in excess of plan assets.

	December 31,
	2014	2013
Projected benefit obligation	$6,336	$5,482
Accumulated benefit obligation	6,308	5,445
Fair value of plan assets	4,455	4,242
Income Statement Information
The following table provides the components of net periodic benefit cost and other amounts recognized in other comprehensive income for 2014, 2013 and 2012, as they pertain to our defined benefit plans.

	Year Ended December 31,
	2014			2013			2012
	Pension	Other Benefits	Total	Pension	Other Benefits	Total	Pension	Other Benefits	Total
Net periodic benefit cost
Service cost	$61	$2	$63	$70	$2	$72	$75	$2	$77
Interest cost	254	19	273	241	19	260	265	22	287
Expected return on plan assets	(346)	(22)	(368)	(341)	(21)	(362)	(386)	(22)	(408)
Amortization of net actuarial loss	86	1	87	106	10	116	76	10	86
Amortization of prior service cost (credit)	2	—	2	1	—	1	2	(2)	—
Net periodic benefit cost	57	—	57	77	10	87	32	10	42
Effect of curtailments (1)	1	—	1	—	—	—	1	—	1
Total net periodic benefit cost	$58	$—	$58	$77	$10	$87	$33	$10	$43
Other changes in plan assets and benefit obligations recognized in other comprehensive income
Net actuarial loss (gain)	$822	$4	$826	$(514)	$(49)	$(563)	$379	$(9)	$370
Prior service cost (credit)	—	—	—	1	—	1	(1)	—	(1)
Amortization of net actuarial loss	(86)	(1)	(87)	(106)	(10)	(116)	(76)	(10)	(86)
Amortization of prior service (cost) credit	(2)	—	(2)	(1)	—	(1)	(2)	2	—
Total change recognized in other comprehensive income	734	3	737	(620)	(59)	(679)	300	(17)	283
Total impact from net periodic benefit cost and changes in other comprehensive income	$792	$3	$795	$(543)	$(49)	$(592)	$333	$(7)	$326

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(1)	Curtailments recorded during the years ended December 31, 2014 and 2012 were due to reductions in force and plan amendments related to the Night Vision Hourly Pension Plan.
The following table provides the estimated net actuarial loss and prior service cost that will be amortized from accumulated other comprehensive loss into net periodic benefit cost during 2015.

	Pension	Other Benefits	Total
Net actuarial loss	$110	$4	$114
Prior service cost	2	—	2
Total	$112	$4	$116
Defined Benefit Plan Assumptions
The determination of the assumptions related to defined benefit plans are based on the provisions of the applicable accounting pronouncements, the review of various market data and discussion with our actuaries. Management develops each assumption using relevant company experience in conjunction with market-related data. Assumptions are reviewed annually and adjusted as necessary.
The following table provides the weighted-average assumptions used to determine projected benefit obligations and net periodic benefit cost, as they pertain to our defined benefit pension plans.

	Year Ended December 31,
	2014	2013
Obligation assumptions
Discount rate	4.00%	4.71%
Rate of future compensation increase	2.75%	2.75%
Cost assumptions (1)
Discount rate	4.70%	4.28%
Expected return on plan assets	8.25%	8.50%
Rate of future compensation increase	2.75%	2.75%

(1)	Cost assumptions for the current year are generally based on the prior year-end obligation assumptions.
The following table provides the weighted-average assumptions used to determine projected benefit obligations and net periodic benefit cost, as they pertain to other postretirement benefit plans.

	Year Ended December 31,
	2014	2013
Obligation assumptions
Discount rate	3.85%	4.45%
Rate of future compensation increase	2.75%	2.75%
Cost assumptions (1)
Discount rate	4.45%	3.76%
Rate of future compensation increase	2.75%	3.25%

(1)	Cost assumptions for the current year are generally based on the prior year-end obligation assumptions.
The expected long-term rate of return on plan assets reflects the expected returns for each major asset class in which the plans invests, the weight of each asset class in the strategic allocation, the correlations among asset classes and their expected volatilities. Our expected rate of return on plan assets is estimated by evaluating both historical returns and estimates of future returns. Specifically, the determination of the expected long-term rate of return takes into consideration: (1) the plan’s actual historical annual return on assets, net of fees, over the past 15, 20 and 25 year time periods, (2) independent estimates of future long-term asset class returns, weighted by the plan’s strategic allocation and (3) historical broad market returns over long-term timeframes weighted by the plan’s strategic allocation. Based on this approach, the estimate of the long-term annual rate of return on assets is 8.25% for 2015.

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The table below provides the actual rate of return generated on plan assets during each of the years presented, as they compare to the expected long-term rate of return utilized in calculating the net periodic benefit cost.

	Year Ended December 31,
	2014	2013	2012
Expected long-term rate of return on plan assets	8.25%	8.50%	9.00%
Actual rate of return on plan assets	9.10%	11.14%	10.96%
Health care plan assumptions
The assumed rate of future increases in the per capita cost of health care (the health care trend rate) is 7.0% for 2015, decreasing ratably to 5.0% in 2022. Increasing or decreasing the health care trend rates by one percent per year would not have a material effect on the benefit obligation or the aggregate annual service and interest cost components. To the extent that actual experience differs from these assumptions, the effect will be amortized over the average future service period of the covered active employees.
Investment Policy
The investment strategy for managing defined benefit plan assets is to seek an optimal rate of return relative to an appropriate level of risk. The Company manages substantially all defined benefit plan assets on a commingled basis in a master investment trust. Under certain circumstances, Exelis has the authority to temporarily waive the investment guidelines when determining the actual asset allocation ranges. In making these asset allocation decisions, Exelis takes into account recent and expected returns and volatility of returns for each asset class, the expected correlation of returns among the different investments, as well as anticipated funding and cash flows. To enhance returns and mitigate risk, Exelis diversifies its investments by strategy, asset class, geography and sector and engages a large number of managers to gain broad exposure to the markets.
The following table provides the strategic allocation ranges by asset category.

	Strategic Allocation Range
Domestic equity	25%	-	75%
International equity	10%	-	45%
Private equity	10%	-	30%
Fixed income investments	0%	-	60%
Hedge funds	10%	-	40%
Cash and cash equivalents	0%	-	30%
Fair Value of Plan Assets
The following is a description of the valuation techniques and inputs used to measure fair value for the major asset categories.

•
Domestic and international equity, which include common and preferred shares, domestic listed and foreign listed equity securities, open-ended and closed-ended mutual funds and exchange traded funds, are generally valued at the closing price reported on the major market on which the individual securities are traded at the measurement date.

•
Private equity funds, which include buy-outs, mezzanine, venture capital, distressed assets, commodities and real estate, are typically limited partnership investment structures. Private equity valuations are based on the valuation of the underlying investments, which include inputs such as cost, operating results, discounted future cash flows and market-based comparable data. Our private equity funds have liquidity restrictions that extend up to twelve years. Exelis had future unfunded commitments to our private equity funds totaling $217 at December 31, 2014.

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•
Fixed income investments, which include U.S. Government securities, corporate bonds and core bonds, are generally valued using pricing models that use verifiable, observable market data such as interest rates, benchmark yield, bids provided by brokers or dealers, or quoted prices of securities with similar characteristics.

•
Hedge funds, which include equity long/short, event driven, fixed income arbitrage and global macro, are typically limited partnership investment structures. Limited partnership interests in hedge funds are primarily valued using a market approach based on net asset value (NAV) calculated by the funds and are not publicly available. Hedge funds that permit redemption on a quarterly or more frequent basis with 90 or fewer days notice are generally classified within Level 2 of the fair value hierarchy. All other hedge funds are classified as Level 3.

•
Other is primarily comprised of a hybrid international debt and equity fund valued at NAV and guaranteed insurance contracts valued at book value, which approximates fair value, calculated using the prior year balance adjusted for investment returns and changes in cash flows.

•	Cash and cash equivalents are primarily comprised of short-term money market funds valued at cost, which approximates fair value, or valued at quoted market prices of identical instruments.
The following table provides the fair value of plan assets held by our defined benefit plans by asset category and by fair value hierarchy level.

	December 31,
	2014				2013
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Asset category
Domestic equity
Large cap	$814	$620	$194	$—	$733	$562	$171	$—
Mid cap	577	528	49	—	532	487	45	—
Small/Micro cap	115	52	63	—	109	51	58	—
International equity	630	341	289	—	461	346	115	—
Private equity
Buyout funds	708	—	—	708	841	—	—	841
Mezzanine funds	38	—	—	38	41	—	—	41
Venture capital funds	85	—	—	85	101	—	—	101
Distressed asset investments	149	—	—	149	197	—	—	197
Commodities and Real Estate	51	—	—	51	60	—	—	60
Fixed income investments
U.S. Government securities	613	—	613	—	421	—	421	—
Corporate bonds	54	—	54	—	52	—	52	—
Core bonds	52	—	52	—	—	—	—	—
Hedge funds	562	—	76	486	730	—	73	657
Other	82	—	69	13	83	—	71	12
Cash and cash equivalents	193	14	179	—	208	18	190	—
Total	$4,723	$1,555	$1,638	$1,530	$4,569	$1,464	$1,196	$1,909
Receivables (payables), net	4				—
Total fair value of plan assets	$4,727				$4,569

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The following table presents a reconciliation of the beginning and ending defined benefit plan asset balances that use significant unobservable inputs (Level 3) to measure fair value.

	Private Equity	Hedge Funds	Other	Total
Level 3 balance — December 31, 2012	$1,311	$520	$9	$1,840
Realized gains (losses), net	97	—	1	98
Unrealized gains (losses), net	46	26	2	74
Purchases (sales), net	(214)	8	—	(206)
Transfers in (out), net	—	103	—	103
Level 3 balance — December 31, 2013	$1,240	$657	$12	$1,909
Realized gains (losses), net	152	9	1	162
Unrealized gains (losses), net	14	(30)	—	(16)
Purchases (sales), net	(375)	(150)	—	(525)
Level 3 balance — December 31, 2014	$1,031	$486	$13	$1,530
Contributions
Funding requirements under Internal Revenue Service (IRS) rules are a major consideration in making contributions to our postretirement benefit plans. With respect to qualified pension plans, we intend to contribute annually not less than the minimum required by applicable law and regulations. We made total contributions of $133, $186 and $266 to all of our qualified defined benefit pension plans during 2014, 2013 and 2012, respectively. In 2013, total contributions included $40 of voluntary contributions to the U.S. SRP. We currently anticipate making total contributions to our qualified defined benefit pension plans in the range of $165 to $175 during 2015.
Estimated Future Benefit Payments
The following table provides the projected timing of payments for benefits earned to date and the expectation that certain future service will be earned by current active employees for our defined benefit plans.

	Pension	Other Benefits	Total
2015	$374	$36	$410
2016	378	36	414
2017	380	35	415
2018	383	35	418
2019	386	34	420
2020 — 2024	1,940	165	2,105
NOTE  14
STOCK-BASED COMPENSATION
The Company maintains an equity incentive plan (the “2011 Omnibus Incentive Plan” or the “Plan”) to govern awards granted to Exelis employees and directors, including awards of non-qualified stock options (NQOs), restricted stock units (RSUs), total shareholder return (TSR) awards, and other awards. As of December 31, 2014, there were 23.6 awards granted under the Plan with 16.4 shares remaining available for future awards. The Company issues new shares to satisfy equity-based awards. We account for NQOs and RSUs as equity-based compensation awards. TSR awards are cash settled and accounted for as liability-based compensation awards.

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The following table provides the impact of stock-based compensation in our Consolidated Statement of Operations:

	Year Ended December 31,
	2014	2013	2012
Compensation costs for equity-based awards	$23	$26	$22
Compensation costs for liability-based awards	3	6	2
Total compensation costs, pre-tax	$26	$32	$24
Future tax benefit	$10	$11	$10
At December 31, 2014, total unrecognized compensation cost related to equity-based awards and liability-based awards were $12 and $2, respectively, which are expected to be recognized ratably over a weighted-average period of 1.9 years and 1.8 years, respectively.
In connection with the spin-off of Vectrus, Exelis employees' outstanding NQOs and RSUs were adjusted to preserve the aggregate intrinsic value of each award at the date of the spin-off on terms which were in all material respects identical to the terms of the awards replaced. The fair value of the converted NQOs immediately following the spin-off was higher than the fair value of such awards immediately prior to the spin-off. As a result, we incurred incremental compensation expense of approximately $2, most of which was recognized immediately. All outstanding NQOs and RSUs held by Vectrus employees were assumed by Vectrus.
Non-Qualified Stock Options
NQOs generally vest in one-third increments over three years following the date of grant and are exercisable for periods up to seven or ten-years from the date of grant at a price equal to the fair market value of common stock at the date of grant. Options granted between 2004 and 2009 were awarded with a term of seven years and options granted prior to 2004 and after 2009 were awarded with a term of ten years.
A summary of the status of our NQOs as of December 31, 2014, 2013 and 2012 and changes during the years then ended is presented below.

	Year Ended December 31,
	2014		2013		2012
Stock Options	Shares	Weighted- Average Exercise Price Per Share	Shares	Weighted- Average Exercise Price Per Share	Shares	Weighted- Average Exercise Price Per Share
Outstanding at January 1,	11.46	$11.13	11.36	$11.06	10.59	$10.65
Granted	0.57	20.82	2.89	11.11	3.05	11.19
Exercised	(1.68)	10.83	(2.21)	10.53	(2.10)	9.14
Forfeited, canceled or expired	(0.12)	10.34	(0.58)	11.98	(0.18)	11.52
Vectrus spin-off adjustment	0.56	11.30	—	—	—	$—
Outstanding at December 31,	10.79	$10.74	11.46	$11.13	11.36	$11.06
Options exercisable at December 31,	7.48	$10.31	4.95	$11.02	4.49	$10.59
The intrinsic value of options exercised (which is the amount by which the stock price exceeded the exercise price of the options on the date of exercise) during 2014, 2013 and 2012 was $14, $12 and $4, respectively.

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The following table summarizes information about NQOs outstanding and exercisable as of December 31, 2014:

	Options Outstanding				Options Exercisable
Range of Exercise Prices Per Share	Number	Weighted- Average Remaining Contractual Life (in Years)	Weighted- Average Exercise Price Per Share	Aggregate Intrinsic Value	Number	Weighted- Average Remaining Contractual Life (In Years)	Weighted- Average Exercise Price Per Share	Aggregate Intrinsic Value
$6.92 - $11.06	8.91	7.1	$10.08	$66	6.15	6.7	$10.00	$46
$11.15 - $19.16	1.88	6.4	13.90	8	1.33	5.3	11.72	8
Total	10.79	7.0	$10.74	$74	7.48	6.5	$10.31	$54
The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value, based on Exelis’ closing stock price of $17.53 per share on December 31, 2014, which would have been received by the option holders had all option holders exercised their options as of that date. There were no exercisable options “out-of-the money” as of December 31, 2014.
As of December 31, 2014, the total number of stock options expected to vest (including those that have already vested) was 10.8. These stock options have a weighted-average exercise price of $10.73 per share, an aggregate intrinsic value of $74 and a weighted average remaining contractual life of 7.0 years.
The fair value of stock options is determined on the date of grant utilizing a Black-Scholes valuation model. The following weighted-average assumptions were utilized in deriving the fair value for NQOs:

	Year Ended December 31,
	2014	2013	2012
Dividend yield	1.98%	3.72%	3.69%
Expected volatility	26.8%	27.0%	27.1%
Expected life (in years)	7.0	7.0	7.0
Risk-free rates	2.20%	1.40%	1.41%
Weighted-average grant date fair value per share	$5.12	$1.93	$1.96
Black-Scholes: Dividend yield is based on the announced dividend as of the grant date annualized and divided by the grant date stock price. Volatility is primarily based on daily average volatility of our peer group companies over 7 years, which is consistent with the expected term. Peer group companies were selected from companies within the aerospace and defense industry that most closely match our business, including size, diversification, and customer base. The expected term of the stock option represents the estimated period of time until exercise and is based on the vesting period of the award and the estimated exercise patterns of employees. The risk-free rate is based on the United States Treasury stripped coupon rates with maturities corresponding to the expected term of 7 years, measured as of the grant date.
Restricted Stock and Restricted Stock Units
The fair value of restricted stock and RSUs are determined based on the closing price of Exelis common stock on the date of grant. RSUs granted in 2014 vest annually in three equal installments and restricted stock and RSUs granted in prior years vest three years from the date of grant. Holders of restricted stock have the right to receive dividends and vote the shares. RSUs accrue dividends; however, the dividends are forfeited if the RSUs do not vest. RSUs have no voting rights. If an employee leaves the Company prior to vesting, whether through resignation or termination for cause, the restricted stock or RSUs are forfeited. If an employee retires or is terminated other than for cause, all or a pro rata portion of the restricted stock or RSUs may vest.

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The table below provides a roll-forward of outstanding restricted stock and RSUs for each of the previous three years ended.

	Year Ended December 31,
	2014		2013		2012
Restricted Stock and Restricted Stock Units	Shares	Weighted Average Grant Date Fair Value Per Share	Shares	Weighted Average Grant Date Fair Value Per Share	Shares	Weighted Average Grant Date Fair Value Per Share
Outstanding at January 1,	3.48	$11.48	3.56	$11.67	3.51	$10.93
Granted	0.73	20.51	1.14	11.18	1.25	11.16
Vested	(1.42)	12.85	(1.02)	11.83	(1.01)	8.44
Forfeited and canceled	(0.09)	12.26	(0.20)	11.35	(0.19)	11.94
Vectrus spin-off adjustment	(0.07)	13.43	—	—	—	—
Outstanding at December 31,	2.63	$12.44	3.48	$11.48	3.56	$11.67
Total Shareholder Return Awards
TSR awards provide performance-based cash award incentives to our key employees. For the years ended December 31, 2014, 2013 and 2012, we granted TSR awards with an aggregate target value of $5, $4 and $4 respectively, that are cash settled at the end of a three-year performance period. The fair value of TSR awards is measured quarterly and, for 2014 awards, was based on the Company’s performance relative to the performance of the S&P 1500 Aerospace and Defense index. The fair value of TSR awards granted during 2012 and 2013 was based on the Company’s performance relative to the performance of a concentrated group of our peer companies and the S&P 1500 Aerospace and Defense index. Depending on the Company’s performance during the three-year performance period, payment can range from 0% to 200% of the target value.
NOTE  15
SHAREHOLDERS’ EQUITY
Authorized capital was comprised of 750 shares of common stock ($0.01 par value per share) and 50 shares of preferred stock (no par value per share) on December 31, 2014 and 2013. There were 193.0 and 190.4 shares of common stock issued at December 31, 2014 and 2013, respectively, and 185.7 and 189.4 shares of common stock outstanding at December 31, 2014 and 2013, respectively. No preferred stock was issued and outstanding at December 31, 2014 and 2013.
We issue shares of our common stock in connection with our 2011 Omnibus Incentive Plan. At December 31, 2014, 40.0 shares of common stock were reserved for issuance in connection with this Plan and we had a remaining balance of 16.4 shares of common stock available for future grants under this Plan.
We have a share repurchase program, which was approved by the Board of Directors on November 4, 2014, for the repurchase of our outstanding common stock, from time-to-time, up to an authorized amount of $350. Under the program, management has discretion to determine the dollar amount of shares to be repurchased and the timing of any repurchases in compliance with applicable law and regulation. The share repurchase program expires on November 4, 2016. As of December 31, 2014, we had repurchased a total of 1.5 shares of our common stock under this program for $28, and had remaining authorization of $322 for future share repurchases.
Our prior share repurchase program was approved by the Board of Directors on December 11, 2012. During the years ended December 31, 2014 and 2013, we repurchased shares of our common stock of 4.8 and 1.0, respectively, for $84 and $16, respectively, fully utilizing our prior share repurchase program's authorized celling of $100. We account for shares repurchased as treasury stock under the cost method.
On October 10, 2014, the Board of Directors declared a cash dividend of $0.10 per share, payable on January 2, 2015 to shareholders of record on November 14, 2014. In 2014, 2013 and 2012, we declared four quarterly dividends totaling $79, $80 and $79, respectively, or $0.41 per share in each year.

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NOTE  16
ACCUMULATED OTHER COMPREHENSIVE LOSS
The following table presents changes in accumulated other comprehensive loss, net of tax, by component, included in stockholders’ equity:

	Net Foreign Currency Translation Adjustments	Unamortized Defined Benefit Plan Costs		Accumulated Other Comprehensive Loss
Balance at December 31, 2012	$15	$(1,850)		$(1,835)
Net foreign currency translation adjustments	1	—		1
Net actuarial gain arising during the year	—	343		343
Prior service credit arising during the year	—	(1)		(1)
Other comprehensive income (loss) before reclassifications	1	342		343
Amounts reclassified from accumulated other comprehensive loss
Amortization of net actuarial loss	—	59	(a)	59
Amortization of prior service cost	—	1	(a)	1
Other comprehensive income (loss), net of tax	1	402		403
Balance at December 31, 2013	$16	$(1,448)		$(1,432)
Net foreign currency translation adjustments	(8)	—		(8)
Net actuarial loss arising during the year	—	(504)		(504)
Other comprehensive income (loss) before reclassifications	(8)	(504)		(512)
Amounts reclassified from accumulated other comprehensive loss
Amortization of net actuarial loss	—	64	(a)	64
Amortization of prior service cost	—	1	(a)	1
Other comprehensive income (loss), net of tax	(8)	(439)		(447)
Balance at December 31, 2014	$8	$(1,887)		$(1,879)

(a)	The amortization of net actuarial loss and prior service cost are included in the computation of net periodic benefit cost (Note 13).
Unamortized defined benefit plan costs included in accumulated other comprehensive loss in the Consolidated Balance Sheets were reduced by taxes of $1,232 and $934 as of December 31, 2014 and 2013, respectively.
The following tables provide a summary of the changes in accumulated other comprehensive loss for the years ended December 31, 2014, 2013 and 2012:

	Year Ended December 31, 2014
	Pretax	Tax	After Tax
Changes in net foreign currency translation adjustments	$(8)	$—	$(8)
Changes in defined benefit plans	(737)	298	(439)
Net change in accumulated other comprehensive loss	$(745)	$298	$(447)

	Year Ended December 31, 2013
	Pretax	Tax	After Tax
Changes in net foreign currency translation adjustments	$1	$—	$1
Changes in defined benefit plans	679	(277)	402
Net change in accumulated other comprehensive loss	$680	$(277)	$403

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	Year Ended December 31, 2012
	Pretax	Tax	After Tax
Changes in net foreign currency translation adjustments	$8	$—	$8
Changes in defined benefit plans	(283)	106	(177)
Defined benefit plans tax reclassification attributable to ITT Spin-off	—	(11)	(11)
Net change in accumulated other comprehensive loss	$(275)	$95	$(180)
NOTE 17
RELATED PARTY TRANSACTIONS
Vectrus Separation Agreements
After the spin-off of Vectrus, Exelis and Vectrus operate independently of each other and neither company has an ownership interest in the other. Prior to the completion of the spin-off, Exelis and Vectrus entered into a Distribution Agreement and related separation agreements that provided mechanisms for an orderly separation and govern the post-separation relationship between Exelis and Vectrus. These agreements generally provide that each party is responsible for its respective assets, liabilities and obligations following the spin-off, including employee benefits, intellectual property, information technology, insurance and tax-related assets and liabilities. The agreements also describe Exelis’ future commitments to provide Vectrus with certain temporary transition services. The executed agreements include the Distribution Agreement, Employee Matters Agreement, Tax Matters Agreement, Transition Services Agreement and several intellectual property agreements.
For the quarter ended December 31, 2014, charges for services provided by Exelis to Vectrus under the separation agreements, net of costs passed through to third parties, were $1. At December 31, 2014, total receivables due to Exelis from Vectrus were $14.
ITT Separation Agreements
After the ITT Spin-off, Exelis, ITT and Xylem operate independently of each other and none of the companies have any ownership interest in the other. In order to govern certain ongoing relationships between Exelis, ITT and Xylem following the ITT Spin-off and to provide mechanisms for an orderly transition, Exelis, ITT, and Xylem executed the various agreements that govern the ongoing relationships between and among the three companies after the ITT Spin-off and provide for the allocation of employee benefits, income taxes, and certain other liabilities and obligations attributable to periods prior to the ITT Spin-off. The executed agreements include the Distribution Agreement, Benefits and Compensation Matters Agreement, Tax Matters Agreement, several real estate matters agreements, and Master Transition Services Agreement.
The Distribution Agreement provides for certain indemnifications and cross-indemnifications among Exelis, ITT and Xylem. The indemnifications address a variety of subjects, including indemnification by ITT of Exelis in respect of certain asserted and unasserted asbestos or silica liability claims. These indemnifications include claims relating to the presence or alleged presence of asbestos or silica in products manufactured, repaired or sold prior to the Distribution Date, subject to limited exceptions with respect to certain employee claims. These indemnifications also include claims relating to the presence or alleged presence of asbestos or silica in the structure or material of any building or facility, subject to exceptions with respect to employee claims relating to Exelis or Xylem buildings or facilities. The indemnifications are absolute and indefinite. The indemnification associated with pending and future asbestos and silica claims does not expire.
The Tax Matters Agreement governs the respective rights, responsibilities and obligations of Exelis, ITT and Xylem after the ITT Spin-off with respect to tax liabilities and benefits, tax attributes, tax contests and other tax sharing regarding U.S. Federal, state, local and foreign income taxes, other tax matters and related tax returns. We have joint and several liability with ITT and Xylem to the IRS for the consolidated U.S. Federal income taxes of the ITT consolidated group relating to the taxable periods in which we were part of that group. However, the Tax Matters Agreement specifies the portion, if any, of this tax liability for which we bear responsibility, and ITT and Xylem agree to indemnify us against any amounts for which we are not responsible. Though valid as between the parties, the Tax Matters Agreement is not binding on the IRS.

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For the years ended December 31, 2014, 2013 and 2012, charges for services provided to Exelis by ITT and Xylem and by Exelis to ITT and Xylem under the separation agreements, net of costs passed through to third parties, were not significant. At December 31, 2014 and 2013, total payables due from Exelis to ITT and Xylem Inc. were $9 and $9, respectively, and total receivables due to Exelis from ITT and Xylem Inc. were $7 and $7, respectively.
NOTE  18
COMMITMENTS AND CONTINGENCIES
General
From time to time, we are involved in legal proceedings that are incidental to the operation of our businesses. Some of these proceedings seek remedies relating to environmental matters, personal injury claims, employment and pension matters, and commercial or contractual disputes, sometimes related to acquisitions or divestitures.
Although the ultimate outcome of any legal matter cannot be predicted with certainty, based on present information, including our assessment of the merits of the particular claim, we do not expect that any asserted or unasserted legal claims or proceedings, individually or in the aggregate, will have a material adverse effect on our cash flow, results of operations, or financial condition.
Environmental
In the ordinary course of business, we are subject to federal, state, local, and foreign environmental laws and regulations. We are responsible, or are alleged to be responsible, for ongoing environmental investigation and remediation of multiple sites. These sites are in various stages of investigation and/or remediation and in many of these proceedings our liability is considered de minimis. We have received notification from the U.S. Environmental Protection Agency (EPA), and from other governmental agencies, that a number of sites formerly or currently owned and/or operated by Exelis, and other properties or water supplies that may be or have been impacted from those operations, contain disposed or recycled materials or wastes and require environmental investigation and/or remediation. These sites include instances where we have been identified as a potentially responsible party under federal and state environmental laws and regulations.
Accruals for environmental matters are recorded on a site by site basis when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies available to us. Our accrued liabilities for these environmental matters represent the best estimates related to the investigation and remediation of environmental media such as water, soil, soil vapor, air and structures, as well as related legal fees. These estimates, and related accruals, are reviewed quarterly and updated for progress of investigation and remediation efforts and changes in facts and legal circumstances. Liabilities for these environmental expenditures are recorded on an undiscounted basis.
It is difficult to estimate the final costs of investigation and remediation due to various factors, including incomplete information regarding particular sites and other potentially responsible parties, uncertainty regarding the extent of investigation or remediation and our share, if any, of liability for such conditions, the selection of alternative remedial approaches, and changes in environmental standards and regulatory requirements. We have estimated and accrued $26 and $26 as of December 31, 2014 and 2013, respectively, for environmental matters. We believe the total amount accrued is appropriate based on existing facts and circumstances.
The following table illustrates the range of estimated loss and number of active sites for these environmental matters:

	Year Ended December 31,
	2014	2013
Low-end range	$22	$23
High-end range	$69	$44
Number of active environmental investigation and remediation sites	46	24

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In June 2014, the Company received notice from the Department of Justice, Environment and Natural Resources Division, that it may be potentially responsible for contribution to the environmental investigation and remediation of multiple locations in Alaska. Pending further information, we have increased the number of active sites and the high-end range of estimated loss based on our historical costs for similar matters.
On April 11, 2014, the EPA issued a proposed plan for remedial alternatives to address the cleanup of the lower eight mile stretch of the Passaic River. The EPA estimates the cost for the alternatives will range from $0.4 billion to $3.2 billion. The EPA’s preferred alternative would involve dredging the river bank to bank and installing an engineered cap at an estimated cost of $1.7 billion. The EPA is currently evaluating all the input from a public comment period that ended in August 2014 before it makes its final record of decision, which is expected in 2015. Therefore, the ultimate remedial approach and associated costs and the parties who will participate in funding the remediation and their respective allocations have not been determined. The Company has found no evidence that it contributed any of the primary contaminants of concern to the Passaic River. We will vigorously defend our self in this matter and we believe our ultimate costs will not be material.
U.S. Government Contracts, Investigations and Claims
The Company has U.S. Government contracts that are funded incrementally on a year-to-year basis. Changes in government policies, priorities or funding levels through agency or program budget reductions by the U.S. Congress or executive agencies could have a material adverse effect on the Company’s cash flow, financial condition or results of operations. Furthermore, contracts with the U.S. Government may be terminated or suspended by the U.S. Government at any time, with or without cause. Such contract suspensions or terminations could result in un-reimbursable expenses or charges or otherwise adversely affect the Company’s cash flow, financial condition or results of operations.
Departments and agencies of the U.S. Government have the authority to investigate various transactions and operations of the Company, and the results of such investigations may lead to administrative, civil or criminal proceedings, the ultimate outcome of which could be fines, penalties, repayments or compensatory or treble damages. U.S. Government regulations provide that certain findings against a contractor may lead to suspension or debarment from future U.S. Government contracts or the loss of export privileges for a company or an operating division or subdivision. Suspension or debarment could have a material adverse effect on the Company because of its reliance on U.S. Government contracts.
U.S. Government agencies, including the Defense Contract Audit Agency (DCAA) and others, routinely audit and review a contractor’s performance on government contracts, indirect rates and pricing practices, and compliance with applicable contracting and procurement laws, regulations and standards. Accordingly, costs billed or billable to the U.S. Government customers are subject to potential adjustment upon audit by such agencies. They also review the adequacy of the contractor’s compliance with government standards for its accounting and management internal control systems, including: control environment and accounting systems, general information technology systems, budget and planning systems, purchasing systems, material management systems, compensation systems, labor systems, indirect and other direct costs systems, billing systems and estimating systems. Audits currently underway include the Company’s control environment and accounting, billing, and indirect and other direct cost systems, as well as reviews of the Company’s compliance with certain U.S. Government Cost Accounting Standards.
From time to time, U.S. Government customers advise the Company of claims and penalties concerning certain potential disallowed costs. When such findings are presented, Exelis and the U.S. Government representatives engage in discussions to enable Exelis to evaluate the merits of these claims as well as to assess the amounts being claimed. Where appropriate, provisions are made to reflect the expected exposure to the matters raised by the U.S. Government representatives and such provisions are reviewed on a quarterly basis for sufficiency based on the most recent information available.

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Indemnifications
As part of the spin-off of Vectrus, Exelis and Vectrus agreed to indemnify one another with respect to such parties’ assumed or retained liabilities under the Distribution Agreement and breaches of the Distribution Agreement or other separation agreements. Exelis expects Vectrus to fully perform under its indemnification obligation and therefore we have not recorded a liability for matters for which we are indemnified. In addition, we are not aware of any claims or other circumstances that would give rise to material payments to Vectrus under the indemnity that we provide to them.
As part of the ITT Spin-off, Exelis, ITT and Xylem Inc. indemnify one another with respect to such parties’ assumed or retained liabilities under the Distribution Agreement and breaches of the Distribution Agreement or related ITT Spin-off agreements. Exelis expects ITT and Xylem Inc. to fully perform under their indemnification obligations and therefore we have not recorded a liability for matters for which we are indemnified. In addition, we are not aware of any claims or other circumstances that would give rise to material payments to ITT or Xylem Inc. under the indemnity that we provide to them.
Letters of Credit
In the ordinary course of business, we use standby letters of credit, guarantees issued by commercial banks and surety bonds issued by insurance companies, as well as self-guarantees, principally to guarantee our performance on certain contracts and to support our self-insured workers’ compensation plans. At December 31, 2014, there was an aggregate of approximately $72 in surety bonds, guarantees and stand-by letters of credit outstanding.
Rabbi Trust
The Company maintains a grantor trust (“Rabbi Trust”) for the purpose of assisting the Company with the payment of certain nonqualified deferred compensation obligations in the event of a change in control of the Company. The Company is obligated to contribute an amount equal to 110 percent of the Company’s obligations under eight nonqualified deferred compensation plans at the time of an “Acceleration Event,” as defined in such plans and the Rabbi Trust.
NOTE 19
SEGMENT INFORMATION
The Company’s segments are reported on the same basis used internally for evaluating performance and for allocating resources. We operate in two segments: C4ISR Electronics and Systems, and Information and Technical Services. Assets of the business segments exclude general corporate assets, which principally consist of cash, deferred tax assets, certain plant, property, and equipment, and certain other assets.
C4ISR Electronics and Systems
This segment provides engineered systems and solutions, including: ISR systems; integrated electronic warfare systems; radar and sonar systems; electronic attack and release systems; communications solutions; space systems; and composite aerostructures, for government and commercial customers around the world.
Information and Technical Services
This segment provides a broad range of service solutions, including: systems integration; network design and development; air traffic management; cyber; intelligence; advanced engineering; and space launch and range-support, for a wide variety of U.S. military and U.S. Government customers.

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Segment financial results were as follows:

	2014			2013			2012
	Product Revenue	Service Revenue	Total Revenue	Product Revenue	Service Revenue	Total Revenue	Product Revenue	Service Revenue	Total Revenue
C4ISR Electronic and Systems	$2,142	$—	$2,142	$2,136	$—	$2,136	$2,487	$—	$2,487
Information and Technical Services	—	1,135	1,135	—	1,205	1,205	—	1,243	1,243
Total	$2,142	$1,135	$3,277	$2,136	$1,205	$3,341	$2,487	$1,243	$3,730

	Operating Income			Operating Margin
	2014	2013	2012	2014	2013	2012
C4ISR Electronic and Systems	$266	$202	$325	12.4%	9.5%	13.1%
Information and Technical Services	131	126	107	11.5%	10.5%	8.6%
Total	$397	$328	$432	12.1%	9.8%	11.6%

	Total Assets
	2014	2013
C4ISR Electronic and Systems	$3,040	$3,037
Information and Technical Services	658	612
Segments total	3,698	3,649
Corporate and other	1,180	862
Assets of discontinued operations	—	373
Total	$4,878	$4,884

	Plant, Property & Equipment
	2014	2013
C4ISR Electronic and Systems	$256	$284
Information and Technical Services	167	177
Segments total	423	461
Corporate and Other	14	28
Total	$437	$489

	Capital Expenditures			Depreciation & Amortization
	2014	2013	2012	2014	2013	2012
C4ISR Electronic and Systems	$30	$29	$56	$73	$82	$102
Information and Technical Services	14	30	41	21	22	19
Segments total	44	59	97	94	104	121
Corporate and Other	9	17	19	12	3	6
Total	$53	$76	$116	$106	$107	$127

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NOTE  20
SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
The following table comprises selected financial data for the years ended December 31, 2014 and 2013.

	2014 Quarters				2013 Quarters
	First	Second	Third	Fourth	First	Second	Third	Fourth
Total revenue	$748	$816	$780	$933	$782	$842	$795	$922
Selling, general and administrative expenses	$98	$94	$93	$87	$100	$107	$86	$102
Income from continuing operations	$39	$56	$48	$87	$22	$39	$56	$61
Net income	$52	$61	$52	$84	$44	$78	$80	$79
Basic earnings per share
Continuing operations	$0.21	$0.30	$0.25	$0.47	$0.12	$0.21	$0.30	$0.32
Net income	$0.27	$0.32	$0.28	$0.45	$0.23	$0.41	$0.42	$0.42
Diluted earnings per share
Continuing operations	$0.20	$0.29	$0.25	$0.45	$0.12	$0.20	$0.29	$0.31
Net income	$0.27	$0.32	$0.27	$0.44	$0.23	$0.41	$0.41	$0.41
Weighted average common shares outstanding
Basic	189.6	189.0	188.4	186.3	188.3	188.2	188.5	189.0
Diluted	194.9	193.6	193.2	191.3	189.8	190.5	192.8	194.2
NOTE  21
PROPOSED MERGER
On February 5, 2015, the Company entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") with Harris Corporation ("Harris") under which the Company will become a wholly owned subsidiary of Harris when the transaction closes. Under the Merger Agreement, at the time of the merger, all issued and outstanding shares of Exelis common stock will be canceled and Exelis shareholders will receive $16.625 in cash and 0.1025 of a share of Harris common stock for each share of Exelis common stock they own. Upon closing, Harris shareholders will own approximately 85 percent of the combined company and Exelis shareholders will own approximately 15 percent. The proposed merger has been approved by the boards of directors of both companies. The transaction is expected to close during the second quarter of 2015, subject to customary closing conditions, including those set forth below. There are no assurances that the proposed merger with Harris will be consummated on the expected timetable, or at all.
The completion of the proposed merger is subject to certain conditions, including: (1) the approval of the Merger Agreement by Exelis’ shareholders; (2) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (3) receipt of required regulatory approvals, including all consents required to be obtained from the Federal Communications Commission pursuant to communications laws in connection with the merger; (4) the absence of certain legal impediments preventing the consummation of the merger; (5) the approval by the New York Stock Exchange of the listing of the shares of Harris common stock issuable to Exelis shareholders under the merger agreement; (6) the effectiveness of the registration on Form S-4 to be filed by Harris relating to the shares of Harris common stock to be issued in the merger; (7) the truth of the representations and warranties of the parties and the compliance of the parties with their respective covenants, subject to customary qualifications including with respect to materiality; and (8) the absence of a material adverse effect occurring with respect to Exelis.

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SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXELIS INC.
(Registrant)

February 27, 2015	/s/ GREGORY P. KUDLA
(Date)	Gregory P. Kudla
Chief Accounting Officer (Principal Accounting Officer)

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Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ David F. Melcher	Chief Executive Officer and President	February 27, 2015
David F. Melcher

/s/ Peter J. Milligan	Senior Vice President and	February 27, 2015
Peter J. Milligan	Chief Financial Officer

/s/ Gregory P. Kudla	Chief Accounting Officer	February 27, 2015
Greg P. Kudla	(Principal accounting officer)

/s/ Herman E. Bulls	Director	February 27, 2015
Herman E. Bulls

/s/ Ralph F. Hake	Director	February 27, 2015
Ralph F. Hake

/s/ John J. Hamre	Director	February 27, 2015
John J. Hamre

/s/ Paul J. Kern	Director	February 27, 2015
Paul J. Kern

/s/ Patrick Moore	Director	February 27, 2015
Patrick Moore

/s/ Mark L. Reuss	Director	February 27, 2015
Mark L. Reuss

/s/ Billie I. Williamson	Director	February 27, 2015
Billie I. Williamson

/s/ R. David Yost	Director	February 27, 2015
R. David Yost

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EXHIBIT  INDEX

EXHIBIT NUMBER	DESCRIPTION	LOCATION

(2.1)	Distribution Agreement between Vectrus, Inc. and Exelis Inc. dated as of September 25, 2014	Incorporated by reference to Exhibit 2.1 of Exelis Inc.’s Form 8-K Current Report filed on September 29, 2014 (CIK No. 1524471, File No. 1-35228).

(2.2)	Distribution Agreement, dated as of October 25, 2011, among ITT Corporation, Exelis Inc. and Xylem Inc.	Incorporated by reference to Exhibit 10.1 of ITT Corporation’s Form 10-Q Quarterly Report filed on October 28, 2011 (CIK No. 216228, File No. 1-5672).

(3.1)	Amended and Restated Articles of Incorporation of Exelis Inc.	Incorporated by reference to Exhibit 3.1 of Exelis Inc.’s Form 8-K Current Report filed on October 14, 2011 (CIK No. 1524471, File No. 1-35228).

(3.2)	Amended and Restated By-laws of Exelis Inc.	Incorporated by reference to Exhibit 3.2 of Exelis Inc.’s 10-Q filed October 31, 2014 (CIK No. 1524471, File No.1-35228).

(4.1)	Indenture, dated as of September 20, 2011, between Exelis Inc., ITT Corporation, as initial guarantor, and Union Bank, N.A., as trustee	Incorporated by reference to Exhibit 4.1 of ITT Corporation’s Form 8-K Current Report filed on September 21, 2011 (CIK No. 216228, File No. 1-5672).

(4.2)	Form of Exelis Inc. 4.250% Senior Notes due 2016	Incorporated by reference to Exhibit 4.5 of Exelis Inc.’s Form S-4 Registration Statement filed on May 25, 2012 (CIK No. 1524471, File No. 333-181682)

(4.3)	Form of Exelis Inc. 5.550% Senior Notes due 2021	Incorporated by reference to Exhibit 4.6 of Exelis Inc.’s Form S-4 Registration Statement filed on May 25, 2012 (CIK No. 1524471, File No. 333-181682)

(10.01)	Exelis Inc. 2011 Omnibus Incentive Plan as Amended and Restated Restricted Stock Unit Agreement (Stock Settled)	Incorporated by reference to Exhibit 10.01 of Exelis Inc.’s Form 8-K Current Report filed on March 10, 2014 (CIK No. 1524471, File No. 1-35228).

(10.02)	Exelis Inc. 2011 Omnibus Incentive Plan as Amended and Restated Restricted Stock Unit Agreement (Cash Settled)	Incorporated by reference to Exhibit 10.02 of Exelis Inc.’s Form 8-K Current Report filed on March 10, 2014 (CIK No. 1524471, File No. 1-35228).

(10.03)	Exelis Inc. 2011 Omnibus Incentive Plan as Amended and Restated Non-Qualified Stock Option Award Agreement	Incorporated by reference to Exhibit 10.03 of Exelis Inc.’s Form 8-K Current Report filed on March 10, 2014 (CIK No. 1524471, File No. 1-35228).

(10.04)	Exelis Inc. 2011 Omnibus Incentive Plan as Amended and Restated TSR Award Agreement	Incorporated by reference to Exhibit 10.04 of Exelis Inc.’s Form 8-K Current Report filed on March 10, 2014 (CIK No. 1524471, File No. 1-35228).

(10.05)	Employee Matters Agreement between Vectrus, Inc. and Exelis Inc. dated as of September 25, 2014	Incorporated by reference to Exhibit 10.1 of Exelis Inc.’s Form 8-K Current Report filed on September 29, 2014 (CIK No. 1524471, File No. 1-35228).

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EXHIBIT NUMBER	DESCRIPTION	LOCATION
(10.06)	Tax Matters Agreement between Vectrus, Inc. and Exelis Inc. dated as of September 25, 2014	Incorporated by reference to Exhibit 10.2 of Exelis Inc.’s Form 8-K Current Report filed on September 29, 2014 (CIK No. 1524471, File No. 1-35228).

(10.07)	Transition Services Agreement between Vectrus, Inc. and Exelis Inc. dated as of September 25, 2014	Incorporated by reference to Exhibit 10.3 of Exelis Inc.’s Form 8-K Current Report filed on September 29, 2014 (CIK No. 1524471, File No. 1-35228).

(10.08)	Transitional Trademark License Agreement between Vectrus, Inc. and Exelis Inc. dated as of September 25, 2014	Incorporated by reference to Exhibit 10.4 of Exelis Inc.’s Form 8-K Current Report filed on September 29, 2014 (CIK No. 1524471, File No. 1-35228).

(10.09)	Technology License Agreement between Vectrus, Inc. and Exelis Inc. dated as of September 25, 2014	Incorporated by reference to Exhibit 10.5 of Exelis Inc.’s Form 8-K Current Report filed on September 29, 2014 (CIK No. 1524471, File No. 1-35228).

(10.10)	Exelis Inc. Annual Incentive Plan for Executive Officers	Incorporated by reference to Exelis Inc.’s Definitive Proxy Statement filed on March 27, 2013 (CIK No. 1524471, File No. 1-35228).

(10.11)	Benefits and Compensation Matters Agreement, dated as of October 25, 2011, among ITT Corporation, Exelis Inc. and Xylem Inc.	Incorporated by reference to Exhibit 10.2 of ITT Corporation’s Form 10-Q Quarterly Report filed on October 28, 2011 (CIK No. 216228, File No. 1-5672).

(10.12)	Tax Matters Agreement, dated as of October 25, 2011, among ITT Corporation, Exelis Inc. and Xylem Inc.	Incorporated by reference to Exhibit 10.3 of ITT Corporation’s Form 10-Q Quarterly Report filed on October 28, 2011 (CIK No. 216228, File No. 1-5672).

(10.13)	Master Transition Services Agreement, dated as of October 25, 2011, among ITT Corporation, Exelis Inc. and Xylem Inc.	Incorporated by reference to Exhibit 10.4 of ITT Corporation’s Form 10-Q Quarterly Report filed on October 28, 2011 (CIK No. 216228, File No. 1-5672).

(10.14)	ITT Transitional Trademark License Agreement —Exelis, dated as of October 25, 2011, between ITT Manufacturing Enterprises LLC and Exelis Inc.	Incorporated by reference to Exhibit 10.5 of ITT Corporation’s Form 10-Q Quarterly Report filed on October 28, 2011 (CIK No. 216228, File No.1-5672).

(10.15)	Exelis Inc. 2011 Omnibus Incentive Plan as Amended and Restated	Incorporated by reference to Exelis Inc.'s Definitive Proxy Statement filed on March 27, 2012 (CIK No. 1524471, File No. 1-35228).

(10.16)	Exelis Inc. 1997 Long-Term Incentive Plan	Incorporated by reference to Exhibit 10.8 of Exelis Inc.’s Form 10-Q Quarterly Report filed on November 18, 2011 (CIK No. 1524471, File No. 1-35228).

(10.17)	Exelis Inc. 1997 Annual Incentive Plan	Incorporated by reference to Exhibit 10.9 of Exelis Inc.’s Form 10-Q Quarterly Report filed on November 18, 2011 (CIK No. 1524471, File No. 1-35228).

(10.18)	Exelis Salaried Investment and Savings Plan	Incorporated by reference to Exhibit 4.4 of Exelis Inc.’s Registration Statement on Form S-8 filed on October 28, 2011 (CIK No. 1524471, File No. 333-177605).

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EXHIBIT NUMBER	DESCRIPTION	LOCATION
(10.19)	Exelis Inc. Excess Savings Plan	Incorporated by reference to Exhibit 10.12 of Exelis Inc.’s Form 10-Q Quarterly Report filed on November 18, 2011 (CIK No. 1524471, File No. 1-35228).

(10.20)	Exelis Inc. Deferred Compensation Plan	Incorporated by reference to Exhibit 4.5 of Exelis Inc.’s Registration Statement on Form S-8 filed on October 28, 2011 (CIK No. 1524471, File No. 333-177605).

(10.21)	Exelis Inc. Deferred Compensation Plan for Non-Employee Directors	Incorporated by reference to Exhibit 10.14 of Exelis Inc.’s Form 10-Q Quarterly Report filed on November 18, 2011 (CIK No. 1524471, File No.1-35228).

(10.22)	Exelis Inc. Enhanced Severance Pay Plan	Incorporated by reference to Exhibit 10.15 of Exelis Inc.’s Form 10-Q Quarterly Report filed on November 18, 2011 (CIK No. 1524471, File No.1-35228).

(10.23)	Exelis Inc. Senior Executive Severance Pay Plan	Incorporated by reference to Exhibit 10.17 of Exelis Inc.’s Form 10-Q Quarterly Report filed on November 18, 2011 (CIK No. 1524471, File No. 1-35228).

(10.24)
Exelis Excess Pension Plan IA (formerly known as The ITT Excess Pension Plan IA and the ITT Industries excess Pension Plan IA). Originally effective as of July 1, 1975. Amended and restated as of December 31, 2008, and further amended and restated as of October 31, 2011.
Incorporated by reference to Exhibit 10.18 of Exelis Inc.s' Form 10-Q Quarterly Report filed on August 8, 2013 (CIK No. 1524471, File No. 1-35228).

(10.25)
Exelis Excess Pension Plan IB (formerly known as The ITT Excess Pension Plan IB and the ITT Industries excess Pension Plan IB). Originally effective as of January 1, 1996. Amended and restated as of December 31, 2008, and further amended and restated as of October 31, 2011.
Incorporated by reference to Exhibit 10.19 of Exelis Inc.s' Form 10-Q Quarterly Report filed on August 8, 2013 (CIK No. 1524471, File No. 1-35228).

(10.26)
Exelis Excess Pension Plan IIA (formerly known as the ITT Excess Pension Plan IIA, the ITT Excess Pension Plan II, and the ITT Industries Excess Pension Plan II, as amended and restated as of July 13, 2004). Originally effective as of January 1, 1998. Amended and restated as of December 31, 2008, and further amended and restated as of October 31, 2011.
Incorporated by reference to Exhibit 10.20 of Exelis Inc.s' Form 10-Q Quarterly Report filed on August 8, 2013 (CIK No. 1524471, File No. 1-35228).

(10.27)
Exelis Excess Pension Plan IIB (formerly known as the ITT Excess Pension Plan IIB). Effective as of January 1, 2008. Amended and restated as of December 21, 2008, and further amended and restated as of October 31, 2011.
Incorporated by reference to Exhibit 10.21 of Exelis Inc.s' Form 10-Q Quarterly Report filed on August 8, 2013 (CIK No. 1524471, File No. 1-35228).

(10.28)	Form of Exelis Inc. 2011 Omnibus Incentive Plan 2011 Non-Qualified Stock Option Award Agreement — Founders’ Grant	Incorporated by reference to Exhibit 10.24 of Exelis Inc.’s Form 10-Q Quarterly Report filed on November 18, 2011 (CIK No. 1524471, File No. 1-35228).

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EXHIBIT NUMBER	DESCRIPTION	LOCATION
(10.29)	Form of Exelis Inc. 2011 Omnibus Incentive Plan Non-Qualified Stock Option Award Agreement — General Grant	Incorporated by reference to Exhibit 10.25 of Exelis Inc.’s Form 10-Q Quarterly Report filed on November 18, 2011 (CIK No. 1524471, File No. 1-35228).

(10.30)	Form of Exelis Inc. 2011 Omnibus Incentive Plan Restricted Stock Unit Agreement — 2010 TSR Replacement (Stock Settled)	Incorporated by reference to Exhibit 10.26 of Exelis Inc.’s Form 10-Q Quarterly Report filed on November 18, 2011 (CIK No. 1524471, File No. 1-35228).

(10.31)	Form of Exelis Inc. 2011 Omnibus Incentive Plan Restricted Stock Unit Agreement — 2011 TSR Replacement (Stock Settled)	Incorporated by reference to Exhibit 10.27 of Exelis Inc.’s Form 10-Q Quarterly Report filed on November 18, 2011 (CIK No. 1524471, File No. 1-35228).

(10.32)	Form of Exelis Inc. 2011 Omnibus Incentive Plan Restricted Stock Unit Agreement — Founders’ Grant (Stock Settled)	Incorporated by reference to Exhibit 10.28 of Exelis Inc.’s Form 10-Q Quarterly Report filed on November 18, 2011 (CIK No. 1524471, File No. 1-35228).

(10.33)	Form of Exelis Inc. 2011 Omnibus Incentive Plan Restricted Stock Unit Agreement — General Grant (Stock Settled)	Incorporated by reference to Exhibit 10.29 of Exelis Inc.’s Form 10-Q Quarterly Report filed on November 18, 2011 (CIK No. 1524471, File No. 1-35228).

(10.34)	Form of Exelis Inc. 2011 Omnibus Incentive Plan Restricted Stock Unit Agreement — General Grant (Cash Settled)	Incorporated by reference to Exhibit 10.30 of Exelis Inc.’s Form 10-Q Quarterly Report filed on November 18, 2011 (CIK No. 1524471, File No. 1-35228).

(10.35)	Form of Exelis Inc. 2011 Omnibus Incentive Plan 2011 Restricted Stock Unit Award Agreement — Non-Employee Director (Stock Settled)	Incorporated by reference to Exhibit 10.31 of Exelis Inc.’s Form 10-Q Quarterly Report filed on November 18, 2011 (CIK No. 1524471, File No. 1-35228).

(10.36)	Form of Exelis Inc. 2011 Omnibus Incentive Plan General Restricted Stock Unit Award Agreement — Non Employee Director (Stock Settled)	Incorporated by reference to Exhibit 10.32 of Exelis Inc.’s Form 10-Q Quarterly Report filed on November 18, 2011 (CIK No. 1524471, File No. 1-35228).

(10.37)	Form of Indemnification Agreement	Incorporated by reference to Exhibit 10.33 of Exelis Inc.’s Form 10-Q Quarterly Report filed on November 18, 2011 (CIK No. 1524471, File No. 1-35228).

(10.38)	Employment Agreement between David F. Melcher and Exelis Inc., dated October 4, 2011	Incorporated by reference to Exhibit 10.1 of Exelis Inc.’s Form 8-K Current Report filed on October 20, 2011 (CIK No. 1524471, File No. 1-35228).

(10.39)	Form of Exelis Inc. Special Senior Executive Severance Pay Plan	Incorporated by reference to Exhibit 10.35 of Exelis Inc.’s Form 10-Q Quarterly Report filed on May 4, 2012 (CIK No. 1524471, File No. 1-35228).

(10.40)	Separation Agreement and Complete Release of Liability between Michael R. Wilson and Exelis Inc. dated January 17, 2013	Incorporated by reference to Exhibit 99.1 of Exelis Inc.’s Form 8-K Current Report filed on January 18, 2013 (CIK No. 1524471, File No. 1-35228).

(10.41)
Five-Year Competitive Advance and Revolving Credit Facility Agreement, dated as of December 23, 2014, among Exelis Inc., the Lenders Named Therein, J.P. Morgan Chase Bank, N.A., as Administrative Agent and Citibank, N.A., as Syndication Agent.
Incorporated by reference to Exhibit 10.1 of Exelis Inc.’s Form 8-K Current Report filed on December 23, 2014 (CIK No. 1524471, File No. 1-35228).

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EXHIBIT NUMBER	DESCRIPTION	LOCATION

(10.42)	Agreement and Plan of Merger, dated February 5, 2015, by and among Exelis Inc., Harris Corporation and Harris Communication Solutions	Incorporated by reference to Exhibit 2.1 of Exelis Inc.’s Form 8-K Current Report filed on February 6, 2015 (CIK No. 1524471, File No. 1-35228).

(11)	Statement re computation of per share earnings
Information required to be presented in Exhibit 11 is provided in Note 7 to the Consolidated Financial Statements in Part II, Item 8. “Financial Statements and Supplementary Data” of this Form 10-K Report in accordance with the provisions of Financial Accounting Standards Board Accounting Standards Codification 260, Earnings Per Share.

(12)	Statement re computation of ratios	Filed herewith.

(21)	Subsidiaries of the Registrant	Filed herewith.

(23)	Consent of Independent Registered Public Accounting Firm	Filed herewith.

(31.1)	Certification pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith.

(31.2)	Certification pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith.

(32.1)	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
This Exhibit is intended to be furnished in accordance with Regulation S-K Item 601(b) (32) (ii) and shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934 or incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except as shall be expressly set forth by specific reference.

(32.2)	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
This Exhibit is intended to be furnished in accordance with Regulation S-K Item 601(b) (32) (ii) and shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934 or incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except as shall be expressly set forth by specific reference.

(101)
The following materials from Exelis Inc.’s Annual Report on Form 10-K for the year ended December 31, 2014, formatted in XBRL (Extensible Business Reporting Language): (i) Consolidated Statements of Operations, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders’ Equity and (vi) Notes to Consolidated Financial Statements
Submitted electronically with this report.

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EXHIBIT 12
EXELIS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(IN MILLIONS, EXCEPT RATIO)	2014	2013	2012	2011	2010
Earnings
Income from continuing operations before income tax expense	$365	$288	$392	$432	$651
Add Fixed Charges
Interest expense	37	37	37	10	0
Interest component of rental expense (a)	13	13	14	13	12
Total earnings available for fixed charges	$415	$338	$443	$455	$663
Total Fixed Charges	$50	$50	$51	$23	$12
Ratio of earnings to fixed charges	8.3	6.8	8.7	19.8	55.3

(a)	Represents the portion of operating leases which management believes is a reasonable representation of an interest factor.

EXHIBIT 21
SUBSIDIARIES OF THE REGISTRANT

Set forth below are the names of subsidiaries, divisions and related organizations of Exelis, the respective jurisdiction in which each was organized (in the case of subsidiaries), and the name under which each does business (if other than the name of the entity itself).

NAME	JURISDICTION IN WHICH ORGANIZED	NAME UNDER WHICH DOING BUSINESS
Al-Shabaka for Protection Products Marketing and General Support Services LLC	Iraq
Applied Kilovolts Group Holdings Limited	United Kingdom
Applied Kilovolts Holdings Limited	United Kingdom
Applied Kilovolts Limited	United Kingdom
Brandenburg Limited	United Kingdom
California Commercial Spaceport, Inc.	California
CCSI Investment Corporation	California
CCSI Management Corporation	California
Celestech Inc.	Virginia
Darlington Inc.	Delaware
Defence Investments Limited	United Kingdom
EDO Artisan, Inc.	New Jersey
EDO Automotive Natural Gas Inc.	Delaware
EDO Communications & Countermeasures Systems, Inc.	California
EDO Corporation	New York
EDO Energy Corporation	Delaware
EDO MBM Technology Ltd.	United Kingdom
EDO Mtech Inc.	Pennsylvania
EDO Professional Services, Inc.	Virginia
EDO Reconnaissance & Surveillance Systems, Inc.	Delaware
EDO Rugged Systems Ltd.	United Kingdom
EDO (UK) Ltd	United Kingdom
EDO Western Corp.	Utah
EVI Technology, LLC	Delaware
Exelis Advanced Engineering & Sciences International Inc.	Delaware
Exelis Arctic Services, Inc.	Delaware
Exelis Australia Holdings Pty Ltd	Australia
Exelis Australia Pty Ltd.	Australia
Exelis C4i Inc.	Delaware
Exelis C4i Pty Ltd	Australia
Exelis Communications Support, Inc.	Delaware
Exelis Defence Limited	United Kingdom
Exelis FSC Investment Corporation	Delaware
Exelis FSC Management Corporation	Delaware
Exelis GNSS Solutions, Inc.	California
Exelis Holdings LLC	Delaware
Exelis Huntington LLC	Delaware
Exelis International, Inc.	Delaware
Exelis Luxembourg Sarl	Luxembourg
Exelis Orthogon GmbH	Germany
Exelis Tethered Radar LLC	Delaware

Exelis Visual Information Solutions GmbH	Germany
Exelis VIS KK	Japan
Exelis Visual Information Solutions France SARL	France
Exelis Visual Information Solutions B.V.	The Netherlands
Exelis Visual Information Solutions UK Limited	United Kingdom
Exelis Visual Information Solutions, Inc.	Colorado
Exelis Visual Information Solutions	Italy
Felec Services, Inc.	Delaware
Fiber Innovations, Inc.	Massachusetts
Gilcron Corporation	Delaware
Gilcron International, Inc.	Delaware
Impact Science and Technology, Inc.	New Hampshire
IBL JV, LLC	Delaware
Manu Kai, LLC	Hawaii
NexGen Communications LLC	Virginia
NextGen Equipage Fund LLC	Delaware
Spaceport Management Corporation	Delaware
Spaceport Systems International LP	Delaware
Electronic Systems Division	n/a
Geospatial Systems Division	n/a
Information Systems Division	n/a
Night Vision and Communications Solutions Division	n/a
Aerostructures	n/a

Note: The names of certain subsidiaries have been omitted since, considered in the aggregate, they would not constitute a “significant subsidiary” as of the end of the year covered by this report.

EXHIBIT 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-177605 on Form S-8 of our report dated February 27, 2015, relating to the consolidated financial statements of Exelis Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph related to the February 5, 2015 definitive merger agreement with Harris Corporation), and the effectiveness of Exelis Inc. and subsidiaries’ internal control over financial reporting, appearing in this Annual Report on Form 10-K of Exelis Inc. and subsidiaries for the year ended December 31, 2014.

/s/ Deloitte & Touche LLP
McLean, Virginia
February 27, 2015

EXHIBIT 31.1
CERTIFICATION OF DAVID F. MELCHER PURSUANT TO SEC. 302
OF THE SARBANES-OXLEY ACT OF 2002
I, David F. Melcher, certify that:
1. I have reviewed this Annual Report on Form 10-K for the year ended December 31, 2014;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

February 27, 2015	/s/ DAVID F. MELCHER
(Date)	David F. Melcher
Chief Executive Officer and President

EXHIBIT 31.2
CERTIFICATION OF PETER J. MILLIGAN PURSUANT TO SEC. 302
OF THE SARBANES-OXLEY ACT OF 2002
I, Peter J. Milligan, certify that:
1. I have reviewed this Annual Report on Form 10-K for the year ended December 31, 2014;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

February 27, 2015	/s/ PETER J. MILLIGAN
(Date)	Peter J. Milligan
Senior Vice President
and Chief Financial Officer

EXHIBIT 32.1
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report of Exelis Inc. (the “Company”) on Form 10-K for the year ended December 31, 2014 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, David F. Melcher, Chief Executive Officer and President of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

February 27, 2015	/s/ DAVID F. MELCHER
(Date)	David F. Melcher
Chief Executive Officer and President
A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report of Exelis Inc. (the “Company”) on Form 10-K for the year ended December 31, 2014 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Peter J. Milligan, Senior Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

February 27, 2015	/s/ PETER J. MILLIGAN
(Date)	Peter J. Milligan
Senior Vice President
and Chief Financial Officer
A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

About This Report

Exelis is committed to publishing an annual report that highlights our financial performance and one that outlines our corporate responsibility performance. For the second consecutive year, we combined the two reports. Published in March 2015, this report presents results and progress in both areas for the full year 2014. Where stated, it also includes examples and initiatives from early 2015 that show our continuing commitment to corporate responsibility.

For the corporate responsibility portion of this report, we use the Global Reporting Initiative (GRI) guidelines to help us determine the areas to cover in the report and the content to include in each of these areas. As an internationally accepted standard, GRI provides indicators and benchmarks that allow companies to measure their reporting depth and quality of reporting.

We strive to track and report as many GRI performance indicators as are relevant to our business.

While this is not a full-fledged GRI report, we are using the latest GRI framework—called G4—as a catalyst to keep improving our efforts in the area of comprehensive, transparent reporting. This includes the GRI G4 Content Index located below, which indicates the G4-requested disclosures—in the “triple bottom line” areas of economic, environmental and social performance—that are covered in this report.

Questions about this report and our sustainability efforts can be directed to: communications@exelisinc.com.

Global Reporting Initiative Content Index

DISCLOSURE	DESCRIPTION	LOCATION IN REPORT
GENERAL STANDARD DISCLOSURES
Strategy and Analysis
G4-1	Statement from most senior decision maker in the organization	CEO Message
G4-2	Description of key impacts, risks and opportunities	10-K
ORGANIZATIONAL PROFILE
G4-3	Name of organization	Cover and back cover
G4-4	Primary brands, products and services	10-K
G4-5	Headquarters location	Back cover
G4-6	Country operations	10-K
G4-7	Nature of ownership and legal form	10-K
G4-8	Markets served	10-K
G4-9	Scale of organization	10-K
G4-10	Profile of workforce	10-K
G4-11	Percentage of workforce with collective bargaining agreements	10-K
G4-12	Description of supply chain	10-K
G4-13	Significant changes during reporting period	CEO Message/10-K
G4-14	Adherence to precautionary principle	Not Provided
G4-15	Endorsement of external sustainability-related charters/initiatives	Page 6 (relating to ISO reference)
G4-16	Membership in industry associations	Not Provided
IDENTIFIED MATERIAL ASPECTS AND BOUNDARIES
G4-17	Entities included in consolidated financial statements	10-K
G4-18	Process for defining report content	Not Provided
G4-19	Material aspects identified in defining report content	Not Provided
G4-20	Aspect boundary within organization for each material aspect	Not Provided
G4-21	Aspect boundary outside organization for each material aspect	Not Provided
G4-22	Restatements of information provided in earlier reports	Not Provided
G4-23	Significant changes in scope and aspect boundaries	CEO Message
STAKEHOLDER ENGAGEMENT
G4-24	Stakeholder groups	10-K
G4-25	Basis for selecting stakeholders with whom to engage	Not Provided
G4-26	Approach to stakeholder engagement	Not Provided
G4-27	Key topics and concerns raised through stakeholder engagement	Not Provided

REPORT PROFILE
G4-28	Reporting period	Back inside cover
G4-29	Date of most recent report	March 2014
G4-30	Reporting cycle	Back inside cover
G4-31	Contact point	Back inside cover
G4-32	G4 “in accordance” option	Core
ASSURANCE
G4-33	External assurance for the report	Not Provided
GOVERNANCE, ETHICS AND INTEGRITY
G4-34	Governance structure	Page 5 and 12
G4-56	Organization’s values, principles, standards and norms of behavior	Page 5
ECONOMIC
G4-EC1	Economic value generated and distributed	Inside Cover & Page 1
G4-EC3	Defined benefit plan obligations	10-K
ENVIRONMENT
G4-EN3	Direct energy consumption	Page 7
G4-EN6	Reduction of energy consumption	Page 7
G4-EN8	Water withdrawal	Page 7
G4-EN23	Amount of waste by type/destination	Page 6
G4-EN24	Total number and volume of significant spills	Page 6
G4-EN29	Incidents/fines for non-compliance with environmental regulations	Page 6
LABOR PRACTICES AND DECENT WORK
G4-LA6	Health and safety data	Page 8
G4-LA9	Average hours of training per year	Not Provided
G4-LA10	Programs for skills management/lifelong learning	Page 8-9
G4-LA11	Regular performance and career development reviews	Not Provided
HUMAN RIGHTS
G4-HR7	Security personnel trained in organization’s human rights policies	Not Provided
SOCIETY
G4-SO1	Local community engagement and development programs	Not Provided
G4-SO3	Business units analyzed for risks related to corruption	Page 5
G4-SO4	Communication and training on anti-corruption policies	Not Provided
G4-SO8	Fines and sanctions for non-compliance with laws and regulations	Not Provided
PRODUCT RESPONSIBILITY
G4-PR8	Protection of customer privacy and customer data	Page 5

SHAREHOLDER INFORMATION

Corporate Headquarters

1650 Tysons Boulevard, Suite 1700

McLean, VA 22102

703-790-6300

Stock Exchange Listing

Exelis Inc. is listed on the New York Stock Exchange (NYSE) under the ticker symbol XLS.

Shareholder Services/Transfer Agent

Questions concerning accounts for registered stockholders and other matters, including direct stock purchase, dividend payment information and dividend reinvestment plan information, can be directed to our plan administrator and transfer agent, Computershare Shareholder Services, via the following methods:

Telephone

United States and Canada:

1-866-416-6111

International Inquiries:

1-201-680-6578

Hearing Impaired (TDD):

1-800-231-5469

Mailing Address

Computershare

P.O. BOX 30170

College Station, TX 77842-3170

Internet

www.bnymellon.com/shareowner/equityaccess

Investor Relations

Questions from shareholders, analysts and others can be directed to:

Katy Herr

Vice President, Investor Relations

Phone: 703-790-6300

Email: exelisinvestorrelations@exelisinc.com

Written requests, including requests for company filings with the U.S. Securities and Exchange Commission (SEC), should be directed to:

Investor Relations

Exelis Inc.

1650 Tysons Boulevard, Suite 1700

McLean, VA 22102

Company Website

Additional Exelis information is available at www.exelisinc.com, including all of the documents the company files with or furnishes to the SEC, which are available for download, free of charge.

Board of Directors

You may communicate with the Exelis Board of Directors via the Corporate Secretary by writing a letter sealed in a large envelope OR emailing using the addresses listed below:

Exelis Inc.

1650 Tysons Boulevard

Suite 1700

McLean, VA 22102

boardofdirectors@exelisinc.com

Certifications

The company has included, as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC, certificates of Exelis’ Chief Executive Officer and Chief Financial Officer certifying the quality of the company’s public disclosure. The Chief Executive Officer has also submitted to the NYSE a certificate certifying that he is not aware of any violations by Exelis of the NYSE Corporate Governance Listing Standards.

Independent Auditors

Deloitte and Touche, LLP

1750 Tysons Boulevard

McLean, VA 22102

Exelis is a trademark of Exelis Inc.

Copyright ©2015 Exelis Inc.

Exelis Inc.  |  1650 Tysons Boulevard Suite 1700 McLean, VA 22102  |  703-790-6300  |  www.exelisinc.com